9/11

08004904

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute

*CURRENT ADDRESS

PROCESSED
SEP 16 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34673 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 9/15/08

File No. 82-34673

For Fiscal Year 2008

QUARTERLY BUSINESS REPORT FOR THE FIRST QUARTER

April 1, 2008 through June 30, 2008

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

NRI IN FIGURES

(100 Millions of yen, except for per share data)

	For the three months ended June 30, 2006	For the three months ended June 30, 2007	For the three months ended June 30, 2008
Sales	683	774	794
Operating Profit	82	107	98
Current Profit	93	123	109
Net Profit	56	80	60
EPS (Net Profit per Share) (yen)	27	39	30

Acquisition of Own Shares

Type of stock acquired:	Common stock of the Company
Number of shares acquired:	4,645,700 shares
Cost of shares acquired:	11,869,446,000 yen
Period of acquisition:	May 14, 2008 to June 13, 2008
Method of acquisition:	Purchased on the Tokyo Stock Exchange

RESULTS OF OPERATION BY INDUSTRY GROUP AND BUSINESS SEGMENTS

Sales by Industry Group

Breakdown and the amounts of sales for the three months in the Company's business by industry group are shown in the form of graph.

Sales by Business Segments

A brief description of the Consulting Services and the IT Solution Services is provided. Sales of the Consulting Services increased by 15.5% to 7.3 billion yen. Sales of the IT Solution Services increased by 1.4% to 72.1 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of Consulting Services and IT Solution Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income

(Millions of yen)

	Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	Three months ended June 30, 2008 (From April 1, 2008 to June 30, 2008)	Changes
Sales	77,486	79,495	+2,009
Cost of sales	54,837	56,517	+1,680
Gross profit	22,649	22,977	+328
Selling, general and administrative expenses	11,906	13,118	+1,212
Operating profit	10,742	9,859	-883
Non-operating profit and loss	1,564	1,055	-508
Current profit	12,307	10,915	-1,391
Extraordinary profit and loss	1,385	-348	-1,733
Net profit before adjustment of taxes, etc.	13,692	10,566	-3,125
Income taxes, etc.	5,631	4,515	-1,116
Net profit for the current period	8,061	6,051	-2,009

Summary Consolidated Balance Sheet

	Three months ended June 30, 2007 (As of June 30, 2007)	Three months ended June 30, 2008 (As of June 30, 2008)
		(Millions of yen)
Assets		
Current assets	184,359	146,509
Fixed assets		
Tangible fixed assets	50,351	59,147
Intangible fixed assets	22,484	32,854
Investment and other assets	84,449	91,691
Total fixed assets	157,285	183,693
Total Assets	341,644	330,202
Liabilities		
Current liabilities	51,257	51,518
Fixed liabilities	72,845	79,576
Total Liabilities	124,102	131,094
Net assets		
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,889
Earned surplus	210,555	226,656
Treasury stock	-47,023	-72,933
Total Shareholders' Equity	196,932	187,211
Valuation and Translation Adjustments		
Unrealized gains on securities	19,129	11,522
Translation adjustments	1,070	-333
Total Valuation and Translation Adjustments	20,199	11,189
Stock Acquisition Rights	409	707
Total Net Assets	217,541	199,108
Total Liabilities and Net Assets	341,644	330,202

Summary Consolidated Statement of Cash Flows

(Millions of yen)

	Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	Three months ended June 30, 2008 (From April 1, 2008 to June 30, 2008)	Changes
Cash flow from operating activities	-1,322	12,054	+13,376
Cash flow from investing activities	-21,390	-11,792	+9,598
Cash flow from financing activities	-4,094	-16,951	-12,857
Effect of exchange rate changes on cash and cash equivalents	134	149	+15
Net increase (decrease) in cash and cash equivalents	-26,672	-16,539	+10,133
Cash and cash equivalents at beginning of the period	115,854	75,524	-40,329
Cash and cash equivalents at end of the period	89,181	58,985	-30,196

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- Provision of "Dramatic Dialogue", an organizational power enhancement service through TV drama reception (announced on April 14, 2008);

- Commencement of ICT service business in China with Mitsubishi Corporation (announced on April 22, 2008);

- Participation in "TABLE FOR TWO" Program as part of social contribution activities (May 12, 2008);

- Selection as the "Excellent Partner Company" by Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine Nichido Systems Co., Ltd. (May 28, 2008); and

- Management briefing session (held on June 20, 2008).

COMPANY DATA (as of June 30, 2008)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Memorandum for Shareholders

The fiscal year, timing of the ordinary general meeting of shareholders, name and address of the share registrar, number of shares constituting a unit, and method of public notices are mentioned.

NRI Dream up the future.

Nomura Research Institute

Annual Report 2008 (Year ended 31st March, 2008)

ARIS
3-31-08


Reinventing Ourselves,
Reinventing the Future

Nomura Research Institute, Ltd.



NRI History P1



Interview with Top Management P7



Vision 2015 P12


nanaco

Feature: nanaco Project P16

Note:
This Annual Report was prepared for the purpose of providing information on our performance in the year ended 31st March, 2008 and our strategy for the coming years, not for the purpose of attracting investment in stocks issued by NRI. In addition, this report contains absolutely no guarantees or pledges. The opinions and outlook contained herein reflect the views of management at the time of preparation. We do not offer any guarantees or pledges as to the accuracy or completeness of such information, which, moreover, is subject to alteration without advance notice.

Dream up the future.

"Dream up the future." is the NRI Group philosophy of gaining insight into the paradigms of a future society and creating appropriate new business models.

The NRI Group continues to strongly embrace the challenge to provide our clients with "Navigation and Solution" services, as a company that dreams up future society.



Supporting problem resolution and implementation
Support for business execution
Outsourcing and systems operations
Systems development and provision of solutions
Proposed solutions for execution of business innovation
Proposals for business and public administration
Market research and business analysis
Projections of society and industry
Identifying the problem
Solutions
IT managed service solutions
Content development
Support for businesses in Asia and China
M&A support, corporate restructuring support
Business development support
Human resources development/ organizational revitalization support
Systems solutions
IT solutions for securities industry
IT solutions for insurance
IT solutions for distribution businesses
IT solutions for industry
Healthcare solutions
Joint-use solutions
Systems product sales
System infrastructure solutions
Systems development infrastructures
Security infrastructures
Content management infrastructures
Operation infrastructures
Management consulting
Management and business strategies
Operational innovation
Organizational and personnel strategies
Corporate governance
Surveys and research
Policy proposals
Analysis of social and industrial structure
Analysis of market trends
Technological evaluation and forecasting
Systems consulting
IT management strategies
System design
System infrastructure
System management

Financial Highlights (Consolidated)

	millions of yen					thousands of U.S. dollars
	2004.3	2005.3	2006.3	2007.3	2008.3	2008.3
Sales	238,067	252,963	285,585	322,531	342,289	3,416,399
Cost of sales	178,096	190,732	213,706	234,578	238,537	2,380,847
Selling, general and administrative expenses	31,948	32,071	35,409	44,055	51,087	509,911
Operating profit	28,022	30,159	36,469	43,897	52,664	525,641
Ordinary profit	29,293	30,987	38,252	46,099	55,517	554,124
Income before income taxes	32,927	27,361	37,535	46,744	47,987	478,970
Net income	18,269	16,303	22,518	27,019	28,157	281,046
Cash flows from operating activities	29,312	27,569	48,875	39,583	31,806	317,457
Cash flows from investing activities	(19,143)	(81,981)	17,853	(18,578)	(47,925)	(478,351)
Cash flows from financing activities	(1,508)	(3,928)	(54,828)	44,040	(23,537)	(234,924)
Capital expenditures	24,244	17,351	18,343	29,903	36,438	363,689
Depreciation and amortization	17,750	18,402	16,574	19,795	16,517	164,857
Research and development expenses	2,216	1,646	2,501	2,864	4,915	49,067
Net assets (at year-end)	229,331	231,766	209,301	216,232	207,363	2,069,708
Total assets (at year-end)	326,799	317,341	311,786	371,458	362,447	3,617,607
Number of employees (persons) (at year-end)	4,791	4,848	5,013	5,303	5,711	—
Per share information (yen) (Note 2)						
Net income (EPS)	79.89	72.46	103.94	132.95	138.52	1.38
Cash dividends	8	20	28	36	50	0.50
Net assets	1,017.94	1,030.09	1,030.55	1,060.84	1,038.68	10.37
Stock information (based on the closing price as of 31st March)						
Stock price (Note 2) (yen)	2,368	2,000	2,886	3,470	2,605	26.00
Market capitalization (billions of yen)	532.8	450.0	649.3	780.7	586.1	5,849,885
Ratios (%)						
ROE (Note 3)	8.8	7.1	10.2	12.7	13.3	—
ROA (Note 4)	10.0	9.6	12.2	13.5	15.1	—
Operating profit margin	11.8	11.9	12.8	13.6	15.4	—
Net income to net sales ratio	7.7	6.4	7.9	8.4	8.2	—
Equity ratio	70.2	73.0	67.1	58.1	57.0	—

Notes: 1. Amounts of less than JPY million were rounded down.
2. Per share information and stock price have been retroactively restated for prior fiscal years to reflect the effect of stock splits.
3. ROE = (Net income / Average net assets) x 100
4. ROA = (Ordinary profit / Average total assets) x 100
5. U.S. dollar amounts represent the arithmetic results of translating yen into dollars at 100.19 yen = U.S. 1.00 dollar, the rate of exchange prevailing on 31st March, 2008.The U.S. dollar amounts are included solely for the convenience of the reader and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realized or settled in U.S. dollars at the above or any other rate.

Sales by sector (billions of yen)


Other sector
61.7 (18.0%)
Financial sector
235.9 (68.9%)
Distribution sector
44.5 (13.0%)
2008.3
Securities sector 152.1 (44.5%)
Insurance sector 30.8 (9.0%)
Banking sector 25.4 (7.4%)
Other financial sector 27.4 (8.0%)

*Amounts of less than 100 million yen were rounded down.

Sales by segment (billions of yen)


Consulting services
30.3 (8.9%)
2008.3
IT solution services
311.9 (91.1%)

Net sales (billions of yen)


400
300
200
100
0
238.0
252.9
285.5
322.5
342.2
04.3
05.3
06.3
07.3
08.3

Operating profit / Operating profit margin (billions of yen/%)


60
40
20
0
20%
15%
10%
28.0
30.1
36.4
43.8
52.6
11.8
11.9
12.8
13.6
15.4
04.3
05.3
06.3
07.3
08.3
Operating profit
Operating profit margin

Net income (billions of yen)


30
20
10
0
18.2
16.3
22.5
27.0
28.1
04.3
05.3
06.3
07.3
08.3

Capital expenditures (billions of yen)


40
30
20
10
0
24.2
17.3
18.3
29.9
36.4
04.3
05.3
06.3
07.3
08.3

Depreciation and amortization (billions of yen)


25
20
15
10
5
0
17.7
18.4
16.5
19.7
16.5
04.3
05.3
06.3
07.3
08.3

Research and development expenses (billions of yen)


5
4
3
2
1
0
2.2
1.6
2.5
2.8
4.9
04.3
05.3
06.3
07.3
08.3

EPS (yen)


150
100
50
0
79.89
72.46
103.94
132.95
138.52
04.3
05.3
06.3
07.3
08.3

Cash dividends per share (yen)


60
40
20
0
8
20
28
36
50
04.3
05.3
06.3
07.3
08.3

Number of employees (persons)


6,000
4,000
2,000
0
4,791
4,848
5,013
5,303
5,711
04.3
05.3
06.3
07.3
08.3

To Our Shareholders



I would like to extend my sincere appreciation to all of our shareholders.

In the fiscal year ended 31st March, 2008 (fiscal 2007), the business climate in the Japanese economy rapidly worsened toward the end of the year, slowing growth in demand, especially in the information services industry and the financial markets. NRI actively dealt with this situation by using its strengths to provide end-to-end services, ranging from consulting to the system design, construction, management, and operation. Thus, we achieved various significant results. For example, we completed multiple large system-development projects, strengthened our project management to firm up our medium- to long-term foundations, improved our productivity through reducing system failures and advantageously used our development resources in China.

Consequently, our consolidated results for fiscal 2007 were our best ever. We recorded net sales of 342.2 billion yen and operating profit of 52.6 billion yen. Affected by a special loss that accompanied a revision of our pension system, net income reached 28.1 billion yen. In addition, per share cash dividends for the year totaled 50 yen, including a 26-yen year-end dividend, an increase of 14 yen from the previous fiscal year.

In April 2008, we began a new long-term management vision, Vision 2015. This vision will transform our company by 2015 from a provider of individualized IT services to a provider of business platforms that cut across industry and market boundaries. In this way, we hope to expand our Navigation and Solution services.

I request the continued support and understanding of our shareholders.

July 2008

A. Fujimura

Chairman and President, Representative Director,
CEO & COO



Good business results come not only from favorable market conditions but also from capability. Aiming for sustainable growth, we are focusing on upfront investments.

Please summarize the business results for fiscal 2007

During this period, we had net sales of 342.2 billion yen (up 6.1% from the previous fiscal year) and an operating profit of 52.6 billion yen (up 20.0%)—the highest figures ever. Among the reasons for these positive results were 1) favorable market conditions due to an increase in system investments, mainly in the financial sector; 2) thanks to our thorough project management, we were able to avoid unanticipated red-ink projects; and 3) our abilities in proposals, design, development, and management and operation all improved, so that our fundamental strength increased.

We had many financial sector projects in which we used our know-how, but we achieved our highest operating profit margin (15.4%) since being listed because we improved our project management and productivity. We think we have definitely gained enough power to achieve good results even if the favorable market conditions should cease.



Sales
(billions of yen)
400
300
200
100
0
238.0
252.9
285.5
322.5
342.2
04.3 05.3 06.3 07.3 08.3



Operating profit/ Operating profit margin
(billions of yen/%)
60
40
20
0
20%
15%
10%
28.0
30.1
36.4
43.8
52.6
11.8
11.9
12.8
13.6
15.4
04.3 05.3 06.3 07.3 08.3
Operating profit
Operating profit margin



Cash dividends per share
(yen)
60
40
20
0
8
20
28
36
50
04.3 05.3 06.3 07.3 08.3

Key elements of the fiscal 2007

Operating profit has grown 20% for three consecutive terms, and the operating profit margin is at its highest since the Company's stock market listing.

● Internal environment—Business capabilities and production capacity continued to be fully exercised

- Responding to high demand from the financial sector
- Increase in productivity and improvement in quality are both advancing steadily

● Improved readiness for the medium and long term—R&D and capital investment continue

- R&D and software investment grew year-on-year
- Continuous investment to developments of new businesses and the next generation shared-online system service

● External environment—Expansion of demand from financial institutions slumped at fiscal year-end

- Although investment expanded as a result of financial institutions' IT-driven business strategies, the growth of corporate earnings and capital investment slowed near the end of the fiscal year, as business confidence deteriorated rapidly.



Sales to the financial sector increased 11.8% from the previous fiscal year. Please explain your business results for each sector.

Our revenues from every financial sector—securities, insurance, banking, and others—grew from the previous fiscal year. For the securities sector, our sales to Nomura Holdings, Inc., decreased slightly, but business dealings with second-tier securities companies reconstructing their core systems and adapting to new regulations grew favorably. In the insurance sector, sales were brisk, thanks to system construction for strengthening compliance. This demand is expected to continue for about two years. In banking, sales related to BESTWAY—our over-the-counter sale system for investment trusts—and the development of new systems for Seven Bank, Ltd., mainly contributed to our growth.

In non-financial industries, revenues decreased a nominal amount from the previous fiscal year because some sales to Japan Post were transferred to the other sector due to the organization's privatization. Actually, sales in the other sector increased thanks to, among other things, new projects for large food manufacturers.

Sales by sector (millions of yen)

	2008.3	Share	Changes
Securities sector	152,152	44.5%	+7.3%
Insurance sector	30,851	9.0%	+37.5%
Banking sector	25,471	7.4%	+10.8%
Other financial sector	27,496	8.0%	+15.5%
Financial sector	235,972	68.9%	+11.8%
Distribution sector	44,569	13.0%	(2.3%)
Other sector	61,746	18.0%	(6.3%)
Total	342,289	100.0%	+6.1%

Due to the privatization of Japan Post in October 2007, all sales to it, which had previously been recorded under other sector, were divided and recorded according to the part of the new organization (Japan Post Group) to which the sales were made. Thus, sales to Japan Post Insurance Co., Ltd., were recorded as insurance; sales to Japan Post Bank Co., Ltd., were allocated to banking; and sales to postal services and post offices were put under other sector.

The year's business results were good, but what was behind the slowdown at the end of the fiscal year?

Due to the effects of the subprime loan problems in the United States, the decline in domestic system investments started from the beginning of 2008. Also, the appreciation of the yen and rising oil prices raised concerns about a recession, leading to a deceleration of the domestic economy. Due to these factors, demand for system development projects and equipment sales rapidly decreased toward the end of the fiscal year.

How did efforts to improve productivity?

We achieved the greatest results in innovating enhancement operations (Note 1) and reducing system problems. A movement to reform enhancement operations, which began in 2006, has penetrated throughout the Company. As a result, the efficiency of operations increased, and progress has been made in such areas as transferring control over operations to partner companies. We have also achieved considerable results in reducing system problems. The number of problems has been more than halved in the past two years, and we plan to reduce this by half over the next three years. Transferring personnel, whose time has been freed up by this increase in efficiency, to new development projects has also become possible.

We are also gradually achieving results in improving the efficiency of such upstream processes as system design, and we plan to increase these efforts. In system development, moreover, we have begun making standard tools.

Note 1: System maintenance operations related to system improvements in response to requests from system users, as well as the operations involved in suggesting and then implementing operational improvements

Last year, two issues were personnel training and cultivating new customers. What has happened with these?

In addition to encouraging employees to take the intensive training courses that were previously difficult to carry out adequately because of the pressures of business, and to increasing the training for each level of employees, we have been implementing a system of rotating our mid-level employees to different fields. Also, we usually subcontract programming and other processes for system development to our partner companies, but our efforts to have new employees undertake such tasks during their first three years and acquire basic knowledge and skills have been bearing fruit. In addition to such steady efforts, in the future, we are going to put more energy into training people who might then create new businesses and make proposals.

Along these lines, we invested 4.9 billion yen in R&D, a 71.6% increase from the previous fiscal year. This fiscal year, we expect to invest 5.7 billion yen, and to develop new solutions. Our systems consulting department has been strengthening our approach to CIOs of major companies in the non-finance field. We have also been holding CIO study meetings that have increased our contacts and produced some promising clients.

You designated fiscal 2007 as the inaugural year for the systems business in China. How is that business going?

In fiscal 2007, we focused on preparatory activities, such as market research. At the start of 2008, however, we agreed with Mitsubishi Corporation to provide joint solutions. Many Japanese companies, especially in the manufacturing industry, have entered China and other Asian countries, and we want to expand our business by targeting them. We are also increasing our local personnel and promoting the creation of a local organization.

How do you see the business environment in fiscal 2008 and thereafter?

The environment for system investments in the securities industry might become a bit severe in the short term. However, the financial sector cannot expand without investing in systems. So, looking at the situation over the medium to long term, we think IT investments will continue to grow.

In the insurance sector, we expect system investments aimed at strengthening compliance to continue. In industries outside the financial sector, we think IT investments will vary by sector. At present, NRI's share in this field is not large, but the Company is approaching companies with good prospects.

Investments in software



(% year-on-year)
50.0
40.0
30.0
20.0
10.0
0
-10.0
-20.0
-30.0
07.3
08.3 (estimate)
09.3 (estimate)
Insurance sector
Large firms/ Non-manufacturing sector
All sectors
Banking sector
Securities sector

Source: Bank of Japan's Quarterly Economic Survey (published 1st April, 2008), based on a survey of companies.

With demand in the securities sector expected to become severe in the short term, what are your expectations for fiscal 2008?

We project net sales of 360 billion yen (up 5.2% from the previous fiscal year) and operating profit of 53 billion yen (up 0.6%). To strengthen our preparations for medium- to long-term growth, we are planning on 57 billion yen in selling, general and administrative expenses (up 11.6%). We will deal with changes by, among other things, flexibly redeploying our resources into fields where demand is strong.

Significant policies for Fiscal 2008



Toward business expansion
1 / Expanding of top line in response to the shift of resources
2 / Developing new clients: Strengthen navigation and business consulting capabilities
3 / Developing new business: Business in Asia, infrastructure and health care business
Response to challenging business environment
4 / Selective utilization of external resources
5 / Project supervision, quality enhancement
Sustainable growth
Preparation for the medium and long term

You said that you are preparing for medium- to long-term growth. What in particular are you focusing on?

We are putting efforts into insurance and other financial sectors besides securities. In the insurance sector, demand for systems related to compliance is flourishing. If we can effectively shift our resources in that direction, we can expect growth. In the financial sector, exclusive of securities, we want to expand our business in banking, where we have been achieving concrete results in areas like Internet banking. Until now, NRI has provided solid back-office systems for the financial sector. But we plan to increase our business for front-office systems and middle-office systems as well. We are also going to build system platforms and link them to proposals and orders for such systems in cross-industry fields (Note 2).

Note 2: This refers to infrastructure systems, security and internal control, and to systems that link industries such as manufacturing and wholesaling, banking and securities. (See page 13).

What were the reasons and the background behind the creation of Vision 2015?

In fiscal 2004, we began implementing Vision 2008. We reached our numerical goals ahead of schedule, but the reform of our business portfolio has been inadequate. We aimed to expand our business in sectors other than securities as well as our independently planned businesses, but our business in the securities sector and in order-based SI business—areas where NRI has traditionally been strong—has increased. Until now, we have achieved good results, but there will be limits on our long-term growth if we continue to rely exclusively on our existing business areas. Thus, individuals from throughout the Company were engaged for a year in devising Vision 2015, our next long-term management vision. Vision 2015 calls for a radical innovation of the Company that we have likened to our third founding (our first founding was the establishment of NRI's two predecessors, the former Nomura Research Institute and Nomura Computer Systems, and the second founding was the merger of these two companies to create the current NRI). With Vision 2015, we want to strengthen our ability to think from the customer's standpoint and think about what lies just ahead for the customer; put Navigation & Solution into practice; and propose and realize the new kinds of platforms that are needed.

What is the relationship between NRI's corporate philosophy, Dream up the future, and Vision 2015?

NRI was originally formed from a merger between a think tank and a systems company. Our wish has been to be a company that does not just aim for profits but that is also told by its customers, "We have become invigorated through working with NRI." In addition, we have a history of foreseeing how computers and networks could radically change society and daily life, and of making proposals that anticipate the times. From the beginning, we have tried to think about what we can do. For example, one often hears, "Productivity in Japan's service industry is low." But when we looked at the finance and distribution fields, we saw that about 80% of the structure of the information systems being used was the same from company to company, and that each company was incorporating its know-how into the remaining 20%. So we thought, "If NRI can inexpensively provide the 80% of the systems that is the same, the companies can direct their remaining resources to the other 20%." Thus, in Vision 2015 we're going to try to be the first to make proposals for such things as this generic part of industrial infrastructure, and we are going to create new systems. In other words, we are going to put "Dream up the future." into practice.

You have always had the goal of achieving, over the medium to long term, a growth rate for sales and profit (7%) that exceeds the industry's growth rate. Is that going to continue?

Basically, yes. Seven percent is ultimately an average based on breaking down the medium- to long-term growth plan by the each fiscal year. We think we can grow 5% through increasing NRI's management resources, and 2% through improving productivity and otherwise increasing added value. Such growth through our own efforts is our primary focus, but considering comprehensively market conditions and other factors, we will also take account M&As as a means of growth. A precondition would, of course, be that the M&As conform to our corporate philosophy and our vision.

Finally, do you have a message for shareholders and investors—one that includes your thoughts on returns to shareholders?

In fiscal 2007, we paid annual dividends of 50 yen per share, or 14 yen more than in the previous fiscal year. In fiscal 2008, we plan to pay dividends of 52 yen. For consolidated dividends payout ratio, we have set a goal of 30%, although in the future, depending on our cash flow situation, we will also look into further increasing that figure. At the same time, we are going to continue to invest in R&D, and we will also increase our investments in developing our own software. This will help us to achieve sustainable growth and, we hope and believe, to meet the expectations of our shareholders.



NRI Vision 2015

Reinventing Ourselves, Reinventing the Future

Seeking medium- to long-term growth, NRI began promoting Vision 2015 in fiscal 2008. We will explain the new business image that we intend to realize through this vision, and our policy for realizing it.

Our Image for 2015

- A major player that has an overwhelming presence in the industry.
- In addition to IT service for direct finance, we will have a second and a third pillar of revenues.

Policy for Realizing Our Future Image

(1) Providing New-Generation Business Platform Services

- Client creation
- Account networking
- Financial frontier
- Service links

(2) Global in Scope

- Creating another NRI in Asia

(3) Manufacturing Innovation that Supports Growth

NRI Innovation!

Reinventing Ourselves, Reinventing the Future



Representative Director,
Corporate Executive Vice President
Marketing & Business Planning

Tadashi Shimamoto

What is the future image that NRI aims to achieve through Vision 2015?

One main goal is to become a major player that has an overwhelming presence in the industry. We do not just pursue scale expansion, but create systems that will have a large influence on society. We think the strength to take risks and obtain the trust of customers is indispensable. Another goal is to create businesses that will become our second and third pillars. At present, NRI has overwhelming strength, especially in IT service for direct finance. We also have built long-standing partnerships with two of our major clients, the Nomura Holdings Group and the Seven & i Holdings Group. However, if we don't create a second and a third pillar of revenues for medium- to long-term growth, our growth will be limited. In particular, we aim to expand our proportion of up-front investments; increase our sales related to indirect finance, the insurance industry, and other industries; and expand our portfolio of clients and businesses, including increasing our platform businesses and other businesses. We also intend to create another NRI in Asia.

Please talk about the policy for realizing a new business image.

The policy has three parts: 1) providing next-generation business platform services, 2) global in scope and 3) manufacturing innovation that supports growth. Especially important is providing next-generation business platform services. This involves providing not only the company-specific IT services that have been the core of NRI's business, but also services that cut across industry and market borders.

Will next-generation business platform services became a pillar of new business creation?

Yes. Being able to provide next-generation business platform services, we're promoting efforts in four areas: **client creation**, **account networking**, **financial frontier**, and **service links**.

Client creation is for establishing the foundations of the business platform. It involves strengthening our ties with leading companies in different industries, which we will do with an eye toward increasing NRI's name recognition and building relationships of trust. The ability to offer proposals for society and industry is one of NRI's strengths. Strengthening that ability should help us to cultivate new customers and obtain greater trust from existing customers. We will cooperate with our customers to create platforms that can contribute to growth of the market as a whole.

Account networking means creating account-centered service systems that cut across industry boundaries. One example would be the kind of system linking banking, securities, insurance and more that would be necessary for realizing a unified taxation of financial assets, and NRI is thinking of pioneering such systems.

Moreover, **financial frontier** is a concept according to which NRI will seek to grow with the new growth in Japan's financial markets. These markets are diversifying, thanks to new products, new trading methods, newly emerging players, proprietary trading systems(Note 1), and more. In these areas, which could be called the frontiers (undeveloped areas) of the financial markets, new needs appear to continue to arise. By captivating them and providing related services that will become the infrastructure in the next generation leading to global financial markets, we will seek to grow our business.

Finally, **service links** refers to the effort that we are going to make to integrate NRI's technical abilities, and thereby create attractive services that cut across company and industry boundaries, so as to realize new-generation business platforms. For example, one-stop services for Internet users. On the Net, an ID or a PIN is required for each service, and each service has its own site and its necessary to access each site every time the service is used. By contrast, we are thinking of creating a system that will enable users to handle and manage all of their service needs with a single ID and by accessing a single site to be provided by NRI.

Note 1: Proprietary Trading System: A privately established trading system that employs the electronic systems provided by securities companies to enable its users to trade listed stocks. The ease of use of proprietary trading systems is increasing with regard to trading hours, trading conditions, and more.

Please explain global in scope and manufacturing innovation that supports growth.

Global expansion refers to our intention of creating another NRI in Asia. The consulting, offshore development and other operations that we have conducted until now have been of a limited nature. But in the future, we plan to create an organization in Asia that can offer the NRI's original Navigation and Solution services.



Centered around our newly established Asia Region Systems Division, we will initially provide solutions to Japanese companies in China and then to the Chinese government and Chinese companies as well in the future. Toward that end, we will train personnel, strengthen the organization and carry out the other necessary steps. Demonstrating NRI's strengths the same way as in Japan will take time, but expanding business in Asia, where greater growth than in Japan can be expected, is especially important for our medium- to long-term growth.

The third part of the policy, a production revolution, will strengthen the productivity improvement and quality advancement that have achieved results for us until now, and will support new business creation by establishing a solid quality.

To realize Vision 2015, what will you do first in the current fiscal year?

As our first action, we have established a new organization to study all parts of the policy in detail and implement them.

Also, with regard to account networking, financial frontiers and linked services, we have established for each of these a companywide committee that will promote the related efforts.

Businesses that cut across industry boundaries and business fields, conducting operations in China—do such things represent a major change for NRI?

To realize our new business image, NRI has to change its way of thinking and working. That is, innovation is necessary. Therefore, Vision 2015 calls for "NRI innovation!," "Reinventing Ourselves, Reinventing the Future," and "a third founding" (Note 2).

Different from our conventional businesses focused on dealing with clients and fields on an individual basis, to create next-generation business platforms, however, consulting and systems will need to be closely linked, as will the systems of our securities, banking, insurance, distribution, services and other departments. There's also the transition from a business based on receiving orders to one that creates its own undertakings. In fields where we have poor records, we'll have to compensate with M&As and alliances. In other words, the strategy of Vision 2015 is directly connected to a radical reform of NRI, whose core until now has been individualized client services, business based on receiving orders, self-sufficiency, and a domestic focus.

We believe that infusing an orientation toward innovation into the entire company is what holds the key to the realization of this vision. In addition to creating a companywide committee for each part of the strategy, we will promote innovation by considering evaluation methods for our linked activities. Of course, this won't be easy, but Japanese companies that can create next-generation IT platforms that will support all sectors can be counted on a single hand. NRI is confident that it has that ability, and in order to continue to grow, we must change.

Note 2: The first founding was the establishment of the former Nomura Research Institute and the Nomura Computing Center. The second founding was the merger of these two companies to form the Nomura Research Institute, Ltd. (NRI), and Vision 2015 is being thought of as the third founding.

NRI's Total Solution Supported the Realization of nanaco, an Electronic Money Service


nanaco

Seven & i Holdings Co., Ltd., was considering an electronic money strategy with the aim of increasing the efficiency of cash register operations and strengthening ties with customers. NRI had developed Seven & i Holdings' information system and Ito-Yokado's "IY Card," and was asked to cooperate in verifying the strategy, after which Seven & i Holdings decided it would issue nanaco, the first electronic money for distribution-related companies, in the spring of 2007.

At NRI, departments from throughout the company—those in charge of system platforms, development, management and operation, and consulting—cooperated across organization borders in this project. Over the relatively short period of a year and a half, we conducted activities ranging from supporting the creation of the business model and the service content to designing and developing the system, thus making it possible to begin the service at 7-Eleven in April 2007. We also supported the creation of mechanisms that enable cell phone use of the service, linkage with the points of other companies, the marketing of members' information acquired, and more. We produced a total achievement by cross-pollinating NRI's strengths in distribution and finance, navigation and solution.

Providing support in both consulting and systems fields

The nanaco project started in December 2005, with around 10 companies participating. Besides Seven & i Holdings, these included cell phone companies, card companies and others. NRI contributed four teams in both consulting services and IT solution services segments. In each field, the teams played pivotal roles. They performed a different function while periodically conferring in meetings, thus supporting the realization of the nanaco service.

(1) Planning stage: consulting
NRI provided advice on the know-how needed for electronic money and, in everything from building the business model to devising the service's specific content and necessary business procedures, supported the creation of what would become the service's basic mechanism.

(2) System development: financial system
NRI built the electronic money service's core mechanisms, which perform such operations as reading data with a reader-writer, communicating with POS registers, checking security, and totaling points.

(3) The connection with 7-Eleven's existing information system: distribution system
Using our 30 years of experience and expertise in supporting 7-Eleven's system, we developed additional functions for that system, creating a platform that supports the new electronic money.

(4) Support for IY Card Service Co., Ltd.: system management and operation
For the system of IY Card Service, the company that actually issues nanaco, we built a mechanism that renders such things as the state of card issuance and the state of service use into visible form.


Consumer
7-Eleven
Management and operation
nanaco
points
IC card
Card issuing machine
System management
and operation center
card issuance
nanaco charges
nanaco payment
•Stores 50 IC cards
•Security verification
•Management of records of use
POS register
Business center
Wallet cell phone
granting of points
point exchange
Reading of IC cards
•Member registration, management
•Call center
•Multi-reader-writer unit

Satisfying the client's needs at an advanced level

Where nanaco greatly differs from previous electronic money is that a history of each person's use of the service is retained at the data center. Many kinds of electronic money emphasize processing speed, so that only data processing by means of the card and the terminal is carried out. By contrast, with nanaco, should a card be lost, the prescribed procedures can be carried out, and data restored, since transaction records are retained at the data center. Transactions conducted by ATM (charge) are also recorded and retained at the center, enabling security to be guaranteed. NRI's abilities were also demonstrated in building the system that supports such safety and peace of mind.

Stores that use nanaco have been steadily increasing. In addition to 7-Eleven, they now include Seven & i Holdings' group companies such as Ito-Yokado, Denny's and more. Also, in Tokyo, in cooperation with the National Association of Shinkin Banks, effort has been made to extend the service to local shopping districts as part of a push to spread the service to outside the Group and enlarge the scope of its use. In April 2008, a QuicPay™ function was also added, making it possible to both pre-pay and post-pay with a single card, thus further expanding the content of the service. Providing multifaceted support for such expansions, of functions and operations, that have been carried out since the launch of the service could also be said to be one of NRI's roles.

NRI's strengths in the areas of navigation and solution greatly contributed to being able to begin the nanaco service in just a year and a half after the project began. Our project members strongly felt, "We want to somehow realize the kind of service that the client wants to offer. And we want to provide the end-user, the consumer, with a more convenient service."

In addition to the fusion of finance and distribution, consulting and IT, the partnership that didn't run away from the challenging situation makes it possible for NRI to satisfy the clients' needs at an advanced level.



Voice:

"An electronic money service fuses finance and distribution, so to speak. Achieving that fusion is difficult. One of the main reasons why we were able to develop the service on schedule is, we believe, that we had NRI's help. The difficult step of conducting general tests on the system went smoothly thanks to advice from NRI's system teams. NRI's project members were not only finance specialists; they also had a deep understanding of our company's business and operations. As a result of that, we feel, it was possible for us to benefit enormously from their cooperation and support."

Masayuki Sato, Executive Officer, Seven & i Holdings Co., Ltd.

Consulting Services

Sales by segment (services) (billions of yen)


2008.3
30.3 (8.9%)

Using our extensive experience and know-how accumulated over many years, we provide consulting services to corporations, in a wide range of fields and to government and other public agencies and local governments.

Our management consulting covers a broad spectrum, from supporting the planning and execution of business strategies to reforming business operations and making policy recommendations. In each field we are the largest specialist group in Japan and have many consultants who support our customers. Especially in M&As and similar projects, such as companies entering a different business field that cut across industry boundaries, we have teams and each team member is a specialist. In system consulting, we provide an end-to-end service from evaluating and diagnosing the client's IT assets to the development of a strategy and solutions that link business operations to IT.


Our Consulting Domains and Themes
Domains
Government
Education and Research
Transport
Environment
Energy
Construction and Real Estate
Finance/Insurance
Distribution/Services
Food Products
Biotechnology and Health
Information and Communications
Electrical/Precision Equipment
Chemical/Pharmaceutical Products
Industrial Machinery
Electronics
Automotive
Themes
Drafting business strategies, corporate restructuring, new business development, alliance strategies
Organizational and personnel reforms, vitalization of human resources, assessment of corporate culture
Operational management, administrative accounting reforms, public management
Financial strategies, investor relations strategies
CRM, marketing strategies, branding strategies
SCM, distribution and logistics reforms
Business reforms, systems development support
Knowledge management, IT strategies
Global strategies, strategies for businesses entering China
Future paradigms

Results for Fiscal 2007

Due to the implementation of the Japanese version of the Sarbanes-Oxley Act (Note) and other laws, Japanese companies

IT Solution Services

Sales by segment (services) (billions of yen)


2008.3
311.9 (91.1%)


IT Solution Services
System development and system application sales
•System integration
•Sale of software packages developed by NRI
System management and operation services
•Outsourcing services
•Multi-user system services
Product sales

In our IT Solution Services, we conduct activities in three areas: system development; system application sales, composed of system integration (SI), the planning, designing and developing information systems; and system application sales, the selling of software packages developed by NRI. System management and operation services consist of outsourcing services through which we maintain, operate and manage client systems, and multi-user system services. Finally, in product sales, we sell hardware and software related to these activities.

The industries of our clients cover a wide range. In addition to direct finance, where we have extensive experience and know-how, our services include insurance, distribution, manufacturing, public service, and more.

Results for fiscal 2007

In fiscal 2007, due to, among other things, efforts to deal with the Japanese version of the Sarbanes-Oxley Act, system development projects for the financial services sector increased, especially the securities sector. Moreover, in system operation and management services, business related to our multi-user system services for the financial services sector grew significantly, thanks to our obtaining some large new customers. Business involving our major clients in the distribution sector


Net sales
(billions of yen)
40
30
20
10
0
26.2
29.8
30.3
06.3
07.3
08.3


Operating profit
(billions of yen)
5
4
3
2
1
0
3.7
4.4
4.1
06.3
07.3
08.3

have been working on such issues as strengthening their internal controls and reforming operations. In management consulting, our projects dealing with such efforts increased. Demand was also strong for consulting on corporate reorganization activities and for Asia-related consulting aimed at dealing with the globalization of corporate management. Projects about internal controls also increased for system consulting.

Looking ahead, we conducted up-front investments for establishing consulting businesses, especially in China and other Asian countries, to deal with the globalization of corporations. We also strengthened our research activities; for example, in Beijing we jointly established, with Tsinghua University, a research center to study and communicate market and industrial trends in China. We also cultivated our consulting-related human resources efforts in China.

Strategy and Outlook for Fiscal 2008

With increasingly uncertain economic news, we believe demand for consulting related to business reforms and corporate reorganization will continue to grow, and we aim to exceed our fiscal 2007 sales by responding accurately to that demand. With regard to business reforms, we will propose strategies to strengthen our business design capabilities for reforming and systematizing business processes as well as solutions to clients' management problems.

In addition to focusing on business expansion in China and other parts of Asia, we will look into establishing new bases in Russia, India and Vietnam, as well as our bases in South Korea, China, the Philippines and elsewhere to deal with the globalization of corporate management, and strengthening our ability to provide cross-border consulting.

Note: Modeled after the U.S. Sarbanes-Oxley Act (a law designed to prevent improper accounting and other irregularities), Japan's Financial Instruments and Exchange Law—a radical revision of the Securities and Exchange Law—was fully implemented in September 2007. Due to the influence of the Sarbanes-Oxley Act, many other legal changes, including the enactment of new laws such as the Company Act (implemented in May 2006), have also been carried out.


Net sales
(billions of yen)
350
300
250
200
150
100
50
0
259.2
30.9
116.5
111.7
292.6
30.3
126.5
135.7
311.9
20.9
140.8
150.1
06.3
07.3
08.3
System development and system application sales
System management and operation services
Product sales


Operating profit
(billions of yen)
50
40
30
20
10
0
32.6
39.4
48.5
06.3
07.3
08.3

also expanded favorably.

At the same time, we sought to improve our productivity and quality by providing thorough project management and conducting activities to reduce system failures. We also strengthened our profitability by expanding the scale of our offshore development activities in China and focused efforts on R&D activities centered on growth fields.

Strategy and Outlook for Fiscal 2008

At the end of fiscal 2007, Japan's economic recovery lost momentum and, as a result of such factors as the U.S. economic slowdown, fluctuations in the stock and foreign exchange markets and oil price trends, there was a growing risk that the domestic economy would again turn downward. In the information services industry, there are expectations that demand from the financial services sector, which has continued to grow until now, will also stall.

Despite this environment, we expect demand for systems to remain strong in the insurance sector, and we anticipate an increase in system development projects for the financial services sector. We also expect sales, mainly in the financial services sector, of system management and operation services to increase as a result of multi-user system services for large new clients being put into full operation. On the other hand, product sales are expected to decline.

As for costs, we will continue to carry out our project-management and cost-control activities. At the same time, we will expand our research and development efforts, strengthen our security measures, improve the working environment, and endeavor to strengthen our capabilities to sustain growth.

For medium- to long-term growth, we aim to expand our business in Asia. Along this line, we have established Asia Region Systems Division and are increasing its staff. In April 2008, we joined with Mitsubishi Corporation to provide IT solutions to Japanese companies in China and other Asian countries.

Basic Policy on Corporate Governance

NRI considers that the key objective of corporate governance lies in making prompt and accurate decisions for its business execution and in implementing fair and efficient management, which is highly transparent to shareholders and other investors, in order to increase its corporate value. NRI is strengthening its corporate governance by enhancing the General Meeting of Shareholders, expediting decision-making by the Board of Directors and reinforcing its supervisory capabilities, increasing the auditing capabilities of corporate auditors, reviewing the executive compensation system, and attaining a higher level of information disclosure.

Enhancement of the General Meeting of Shareholders

NRI believes that enhancement of the General Meeting of Shareholders is crucial to improve corporate governance. Therefore, in order to ensure that as many shareholders as possible can attend the General Meeting of Shareholders, the Company has worked to hold the meeting earlier. The Company also tries to increase the shareholders' opportunities to exercise their rights by introducing an electronic voting system that will allow shareholders to vote via Internet. In addition, a management reporting meeting has been held after the General Meeting to explain the Company's business activities mainly to individual shareholders.

The Articles of Incorporation of the Company stipulate that special resolutions of the General Meeting of Shareholders, in accordance with Paragraph 2, Article 309 of the Company Law, will be adopted by an affirmative vote of two-thirds or more of the voting rights of shareholders present at a General Meeting of Shareholders, whereby the quorum will be confirmed by one-third or more of the voting rights of the total shareholders entitled to vote. The aim is to prompt decision-making of the Company through the moderation of a quorum for special resolutions at the meeting.

With regard to the payment of dividends from retained earnings as stipulated in Paragraph 1, Article 459 of the Company Law, the Articles of Incorporation of the Company stipulate that such a decision will be made by a resolution of the Board of Directors instead of a resolution made at the ordinary General Meeting of Shareholders, unless otherwise specified in laws and regulations. The aim is to pay of dividends flexibly by giving the authority to determine dividends from retained earnings to the Board of Directors.

Business Management and Execution System

NRI's Board of Directors consists of 11 directors including two outside directors (Note 1). Directors are elected for a one-year term, creating a management system that can respond quickly to changes in the business environment and clarifying all management responsibilities for each fiscal year. By inviting outside directors, NRI aims to energize the Board of Directors and realize a fairer, transparent management. In selecting these personnel, NRI places particular emphasis on independence and the ability to provide an objective perspective into the Company's business execution. The Board of Directors meeting should be held once a month, in principle, as well as additional meetings as the occasion arises. Jurisdiction and responsibility for business execution are largely delegated to executive officers, while the Board of Directors is responsible for decisions that become the basis for the entire Company's business execution and for the supervision of business execution. To improve the level of transparency in the compensation for directors, NRI has established the Reward Advisory Committee, made up of knowledgeable members from outside the Company and managed directly under the Board of Directors, providing an objective and fair deliberation of the compensation for executives.

The executive officers appointed by way of a Board resolution should be responsible for the execution of business based on the Company's policies adopted by the Board. Four representative directors hold a management meeting with executive officers once a week in principle and deliberate on the key issues for general business management, in order to coordinate the Company's overall business activities and build consensus in executing business operations.

Notes: 1. No conflict of interest exists between the Company and its outside directors.
2. The requirements for a quorum of directors and a resolution for appointment of directors
The Articles of Incorporation of the Company stipulate that the total number of directors should be up to 15. They also stipulate that a resolution for the appointment of directors requires attendance by shareholders with at least one-third or more of the outstanding shares entitled to vote, and the resolution is decided by a majority of those voting rights. Regarding a resolution for the removal of directors, there is no special provision that differs from the Company Law.

Corporate Auditor System

Currently, NRI's Board of Corporate Auditors consists of five auditors including three outside auditors (Note 3). Besides participating in the meetings of the Board of Directors and those of other important committees, corporate auditors may request reports from employees and executives as necessary in order to provide impartial supervision of business execution of the directors. The outside auditors are selected for their ability to formulate fair opinions as well as to audit the directors' business execution objectively in order to maintain impartiality and independence of the corporate auditing system. The Board of Corporate Auditors discusses and decides auditing policies and other important matters related to auditing, and formulates and expresses audit opinions. In carrying out audits, the Board of Corporate Auditors coordinates with the accounting auditors and the Internal Audit Department, such as receiving reports on the audit plans and current status of audits from the accounting auditors as well as the results of internal audits from the Internal Audit Department. NRI also requires the Corporate Auditor Department to support all auditing functions, ensuring the auditors carry out their audits effectively. To determine the personnel for this department, the representative directors or directors responsible for personnel should consult with the auditors, considering the independence of the Internal Audit Department.

Notes: 3. One of our outside corporate auditors is a former director of Nomura Asset Management Co., Ltd., a wholly owned subsidiary of Nomura Holdings, Inc. As of 31st March 2008, Nomura Holdings, Inc., held 37.7% of the Company's voting rights (including 31.1% indirectly held, 21.8% of which is held through Nomura Asset Management Co., Ltd.). In addition, Nomura Holdings, Inc. and its subsidiaries are one of the Company's most important clients, with business relations in the fields of system developments and operations services contracts.

4. Limited liability agreement
NRI has entered into an agreement with each of its outside directors and outside auditors to limit any liability for damages as stipulated in Paragraph 1, Article 423, of the Company Law. The limit of the liability in accordance with this agreement will be the minimum amount of liability limit stipulated in the Paragraph 1, Article 427, of the said law.



General Meeting of Shareholders
Accounting auditors
Accounting audit
Compliance Committee
Reward Advisory Committee
Directors / Board of Directors
Supervision
Corporate Auditors
Board of Corporate Auditors
Audit
Corporate Auditor Department
President
Internal Audit Department
Senior Management Committee
Internal Control Director
Internal Control Promotion Committee
Internal Control Committee
Systems Development Committee
Systems Release Committee
Capital Investment Appraisal Committee
Crisis Management Committee
Disclosure Committee
Each committee addressing a different risk
Head Office, Quality Management Division
Promotion of internal controls
Internal Control Promotion Division
Assign a representative department for each risk
Representative departments
Advice, Support, Management
Business divisions
Management department within division
Advice, Support, Monitoring
Divisions and Departments
Subsidiaries

Executive Compensation

(1) Directors

NRI has established the Reward Advisory Committee, made up of three knowledgeable members from outside the company, to improve the level of transparency in the compensation for directors, and provide an objective and fair deliberation of the compensation system and levels for executives.

In principle, the compensation for directors is based on each director's post. However, we have introduced the compensation system with an emphasis on the Performance Pay System in order to enhance the Company's business performance further. The level of the directors' compensations, which should be that befitting a leading company of the information service industry, is determined by taking into consideration factors such as the market levels and its trends. Furthermore, to ensure transparency, we have clearly stated the process of determining the directors' compensations in the regulations.

The compensation system for directors is outlined below:

a. Basic Compensation

The basic compensations consists of fixed pay, which is the

compensation based on each director's post, and variable pay which is based on the Company's business performance level in the previous fiscal year.

b. Bonus

The bonus is determined based on the Company's business performance of the current fiscal year while also taking into consideration individual evaluations.

c. Stock-based Compensation:

Stock options are granted to directors as a stock-based compensation, in order to enhance their motivation and boost their morale for improving the Company's performance over the medium to long term as well as to retain and promote talented personnel. These aspects also match the interests of the shareholders. Stock-based compensation is a combination of stock options whose exercise prices (amounts payable when exercising these options) are determined based on the market price, and stock compensation (subscription rights) for which the exercise price is 1 yen per share. The numbers of such grants are determined by each director's post.

Directors who are not in charge of the execution of business activities do not receive the variable pay portion of the basic compensation, bonus and stock-based compensation mentioned above.

(2) Corporate Auditors

Corporate auditors audit the directors' business execution from an independent standpoint. They also pursue common goals with directors to achieve the sound and sustainable growth of the NRI Group. Based on this concept, compensation for the standing corporate auditors includes variable pay based on a part of the Company's business performance as well as fixed pay. The compensation level is determined so as to be able to retain talented auditors who are capable of taking an important role in establishing and enforcing good corporate governance. Furthermore, to ensure transparency, we have clearly stated the process of determining the corporate auditors' compensation in the regulations.

The compensation system for corporate auditors is outlined below:

a. Basic Compensation

The basic compensation consists of fixed pay based on each auditor's career, knowledge and responsibilities, and variable pay (for the standing corporate auditors only) based on the Company's business performance level in the previous fiscal year.

b. Bonus

The bonus is only paid to the standing corporate auditors, and it is based on the Company's business performance of the current fiscal year.

Fiscal 2007 (Year ended 31st March, 2008): Director and Corporate Auditor Compensation

Items	Number	Amount
Directors	11	686 million yen
Of which, outside directors	2	24 million yen
Corporate Auditors	6	151 million yen
Total	17	838 million yen

Notes: 1. At the 40th Ordinary General Meeting of Shareholders, held on 23rd June, 2005, the amount of compensation was limited to 1 billion yen or less per year for directors and corporate auditors (not including the employee salary portion of employees concurrently serving as directors), and the amount of corporate auditors' compensation was limited to 250 million yen or less per year. In addition, at the 41st Ordinary General Meeting of Shareholders held on 23rd June, 2006, it was approved to grant stock options in the form of subscription rights to directors, within the limits of compensation mentioned above.

2. As of the end of fiscal 2007 (year ended 31st March, 2008), there were 10 directors and five corporate auditors.

3. The above number of directors includes one director who resigned on 31st August, 2007.

4. The above number of corporate auditors includes one corporate auditor, who resigned at the end of the 42nd Ordinary General Meeting of Shareholders held on 22nd June, 2007. In addition, the compensation mentioned above includes 7 million yen paid to the resigned corporate auditor during his term of office until his resignation.

5. The compensation for directors mentioned above includes the subscription rights issuance cost of 150 million yen. During fiscal 2007, 1,250 subscription rights for the 8th issuance and 255 for the 9th issuance were granted to the directors, and the number of shares for subscription rights purposes is 100 shares per one subscription right.

6. The compensation that a former director concurrently having served as a director of one of the Company's subsidiaries received from the subsidiary plus the cost of subscription rights that the Company granted as a director of its subsidiary of 11 million yen in fiscal 2008 is not included in the amount of compensation mentioned above.

Internal Controls and Compliance

In order to develop an effective internal control system for the entire NRI Group, and to provide continuous improvements to the system, we have appointed an Internal Control Director and have established an Internal Control Promotion Division as the promotion organization. In addition, we held an internal Control Meeting to check the status of internal controls accordingly. We have thus been focusing on firmly establishing the internal control system throughout the Group, using the Internal Control Promotion Committee along with primary departments of internal controls and each business division. In fiscal 2007 (year ended 31st March, 2008), we worked on inspections and further improvement of internal controls regarding the enhancement of reliability of financial reports, responding to the implementation of the internal control reporting system to be applied from fiscal 2008.

Risks associated with the Company's business activities will be discussed and reviewed in a committee with the necessary expertise as the occasion arises; they will additionally be controlled by the departments in charge and coordinated with business divisions in an appropriate manner. In fiscal 2007, we conducted an economic impact analysis on the NRI management resources when a large-scale disaster occurs and also formulated a plan on infrastructure building to continue the business operation.

In addition, in order to ensure the effectiveness of the Company's ethics and compliance systems, NRI has appointed the Chief Ethics Officer and Compliance Officer, established the Compliance Committee, which is managed directly under the Board of Directors and set regulations on a code of ethics, basic business practices and compliance. Furthermore, the Company continuously provides training and educational activities regarding the risk management and compliance to enhance the system and improve efficiency. Meanwhile, as for the elimination of antisocial forces, which has been increasingly requested in recent years, we have already established our own internal system to strictly deal with the issues. In this fiscal year, we have clarified our basic stance once again.

The Internal Audit Department (12 employees), which is managed directly under the President and Representative Director, conducts auditing of NRI as well as its subsidiaries, in order to ensure the effectiveness of risk management and compliance systems, and to maintain the efficiency of the business execution of directors. The results of such audits are reported to the President and Representative Directors, and when corrections or improvements are required, the Internal Control Promotion Division, departments in charge and business divisions will work to construct countermeasures.

Promoting Information Disclosure

In order to improve management transparency and achieve accountability to our shareholders and the market, NRI is striving to enhance the level of information disclosure and IR functions as well as carrying out timely disclosure of information. As part of this policy, we have instituted the Disclosure Committee, aiming to improve the credibility of our disclosed information by sharing our understanding of the preparation process of financial statements and financial reports to confirm the accuracy of content. Moreover, targeting for individual investors, we hold several company presentation meetings as well as updating our NRI website by adding dedicated pages (http://www.nri.jp/ir/individual/index.html).

Directors, Corporate Auditors and Corporate Officers (As of 23rd June, 2008)

Directors



Akihisa Fujinuma
Chairman and President,
Representative Director,
CEO & COO



Takashi Narusawa
Representative Director,
Vice Chairman



Hisashi Imai
Director,
Vice Chairman



Tadaaki Kawano
Representative Director,
Corporate Executive Vice President
Control and Research, Compliance



Tadashi Shimamoto
Representative Director,
Corporate Executive Vice President
Marketing & Business Planning



Masahiro Muroi
Director,
Corporate Executive Vice President
Corporate Administration,
Corporate Planning, Corporate Communications,
Information Security, Information System Planning & Control, Center for Knowledge Exchange & Creation



Mamoru Suenaga
Director,
Corporate Executive Vice President
Retail & Industrial Systems



Mitsuru Sawada
Director,
Corporate Executive Vice President
Securities Systems



Shigeru Hirota
Director,
Corporate Senior Vice President
Business Procedures Planning & Control,
Accounting, Internal Control



Nobuya Minami
Director*1



Takashi Sawada
Director*1

Corporate Auditors



Takayoshi Kurinomaru
Standing Corporate Auditor



Takaharu Yamagata
Standing Corporate Auditor



Masato Tanaka
Standing Corporate Auditor*2



Hiroshi Izumitani
Corporate Auditor*2



Sosuke Yasuda
Corporate Auditor*2

Notes: *1 Nobuya Minami and Takashi Sawada are outside directors.
*2 Masato Tanaka, Hiroshi Izumitani and Sosuke Yamada are outside corporate auditors.

Executive Officers

(excluding those also serving as directors)

Corporate Executive Vice President
Jun Suzuki

Corporate Senior Vice Presidents
Koji Yamada
Toshinobu Ukawa
Keiichi Ishibashi
Shiro Tanikawa
Masao Yanagida
Osamu Inatsuki
Sawaaki Yamada
Yoshihito Mitsugi
Yoshiyuki Kurihara

Corporate Vice Presidents
Shin Kusunoki
Akira Horibe
Harumi Saitou
Shingo Konomoto
Hiroshi Itano
Tetsuo Shibauchi
Hideaki Nakano
Shigeki Higashiyama
Masahide Nakamura
Koji Satou
Yoshihiko Murowaki
Tatsuya Watahiki
Masaki Takimoto
Hajime Ueda
Yutaka Harada
Ayumu Ueno
Hiroshi Funakura

Three principles of CSR activities

The NRI Group is promoting three CSR activities, namely, "Protective CSR," "Proactive CSR" and "Social contribution, the NRI way," based on the basic principle of fulfilling its social responsibility and contributing to society through its business operations.

"Protective CSR" implies carrying out the business operations by ensuring a fair and sincere corporate management and adhering to high ethics while at the same time complying with laws and regulations. "Proactive CSR" implies identifying the clients' problems and nature of their business targets, to propose "Navigation," which suggests solutions for their problems and measures for achieving their targets, and to provide "Solutions," which refers to specific solutions to their problems and concrete measures to fulfill their targets.

"Social contribution, the NRI way" implies to contribute to society through "creating society" and "fostering human resources" by taking advantage of the know-how that we have accumulated over the years, in addition to disseminating information that the NRI Group has gained through its business activities, investigation, and research activities, to the general public.

The NRI Group aims to fulfill its social responsibilities by carrying out the combinations of these "three principles of CSR activities."

CSR Promotion System

In the NRI Group, each business division and every employee is making an effort to promote the "three principles of CSR activities" through the daily business activities. NRI set up the Corporate Social Responsibility Department as a dedicated organization under the President in 2004 to determine the course of its entire CSR activities, promote CSR activities in collaboration with related departments as well as gather information and educate employees on CSR.

With regard to "Protective CSR" in particular, among the three principles of CSR activities, several departments in charge such as Internal Control Promotion, Legal, Quality Control, Information Security Management, Crisis Management and Intellectual property Departments determine the CSR policies. These departments lead other business divisions and employees for carrying out the policies.

NRI Group's stakeholders and three principles of CSR activities


Shareholders and Investors
The NRI Group's CSR activities
Clients
• Navigation
• Solution
• Research and Development
Protective CSR
Proactive CSR
• Corporate Governance
• Internal Control
• Crisis Management
• Compliance
• Quality Control
• Information Security Management
• Intellectual Property Management
• Environment-friendliness
Social contribution, the NRI way
Business Partners
Employees
• Dissemination of Information
• Creating of Ideal Society of the Future
• Fostering Human Resources

Examples of CSR activities in fiscal 2007 (year ended on March 2008)

Environment-friendliness	• **Completion of the Yokohama Data Center 2 with environmentally friendly measures**
	• **Promoting donations of the used PCs** Given our environmental awareness, we donated our used PCs to educational institutions and others.
Dissemination of Information	• **Promoting the "Proposing Japan's future toward 2015" campaign** We conducted independent research by forecasting issues that Japan and the world would likely face around 2015 and suggesting how Japan and Japanese companies react to those issues. The research result was published in a book and other means.
	• **Hosting a "Dream up the future." Forum** We held forums on the theme of "Changing world, evolving Japan" in Tokyo, Osaka, and Nagoya, to offer our information to shareholders, customers, and the general public.
	• **Publishing the "NRI Future Navigator"** We intelligibly proposed and forecasted trends in industries and the direction of corporation management as well as a new society and lifestyle. We also published the research report on our website and distributed them at the forums as a booklet entitled,"NRI Future Navigator Library."
Fostering Human Resources	• **Hosting a "NRI Student Essay Contest 2007"** We will hold a NRI student essay contest every year in order to encourage young people, bearers of our future society, to think about Japan's future and the direction Japan should take. The theme for 2007's contest was "Changing world, evolving Japan." For the first time, we welcomed international students in addition to Japanese university and high school students and received 151 essays in total.
	• **Hosting student/company visits and training** We hosted student visits from 4 high schools inside and outside Japan, and company visits such as business managers from small and medium-sized companies from Mongolia this year, as well as offering on-the-job training for teachers.
Employees	• **Receiving a Certificate of Business Proprietor in accordance with the "Next Generation Law"** We established the action plan required for the "Next Generation Nurturing Support Measures Promotion Law (Next Generation Law)" in 2005. As a result of working toward the plan, we accomplished our goal and received the "Certificate of General Business Proprietor with Complies Standards" in April 2007.
	• **Promoting the "NRI Way" campaign** This fiscal year we started internal activities aimed at the recognition of NRI's nature and of its strengths as well as at the attainment of its ever-changing DNA and new strengths. These activities included overnight workshops and the educational activities through the company newsletter on the Intranet.



Yokohama Data Center 2



"Dream up the future." Forum


2015年の
日本

"Japan in 2015"


2015年の
中国

"China in 2015"


NRI未来ナビ

NRI Future Navigator
http://www.nri.co.jp/navi/index.html



NRI Student Essay Contest 2007



CSR Report and Website

In order to help stakeholders understand the NRI Group's CSR activities, we have issued an annual CSR Report.
The CSR reports are also published on our NRI website, offering further information such as the latest CSR topics (http://www.nri.co.jp/english/company/contribution.html).

Year	Date	Politics and Society	Date	Industrial and Business Events	NRI Projections
2008		Japanese Experiment Module of the International Space Station "Kibo" is launched. Nenkin Teiki Bin (Pension Coverage Regular Notice) to all insured person covered by Japanese pension systems is started posting. The 11th International Energy Forum in Italy is held. The 16th Environment Congress for Asia and the Pacific (ECO ASIA) is held in Nagoya.		A vast sum of 10-year government bond (40 trillion yen) falls due for redemption. The government establishes the Local Economic Revitalization Corporation in order to revitalize the local small and medium-sized enterprises. The Ministry of Land, Infrastructure, Transport and Tourism establishes Japan Tourism Agency (JTA). License for the last wireless communication operators (WiMAX & next-generation PHS) is granted National online system is introduced by all registry offices in Japan.	Cellular phone market reaches 7.6 trillion yen (*1). E-money market reaches 1.4 trillion yen (*2) Internal control related market reaches 460 billion yen in total from 2005 (*3). E-commerce market (B2C) reaches 5.9 trillion yen. Wireless broadband market reaches 11.1 billion yen. Blog / SNS market reaches 73 billion yen. Information security market reaches 350 billion yen. Robot market reaches 6.6 billion yen. Annual issued value of points and mileage in Japan reaches 700 billion yen. Penetration rate of the cellular phone users in Japan reaches 82.2%. Cellular phone users worldwide exceed 3 billion. Shipment volume for flat-screen television reaches 10 million units. Shipment volume for car-mounted information device reaches 4.26 million units. NGN is commercialized. Japan's real GDP growth rate (annual) reaches 2.3% (Forecasted by Nomura Securities Co., Ltd.) (*4)
	Summer	The full access of Tokai-Hokuriku Expressway is completed.			
	Jul. 7	G8 summit is held at the Lake Toya, Hokkaido.			
	Aug. 8	The 29th Summer Olympic Games are held in Beijing	Aug. 1	China introduces the Anti-monopoly Law.	
	Autumn	Japan signs the Economic Partnership Agreement (EPA) with ASEAN (Association of Southeast Asian Nations).			
	Oct.	National Health Insurance Organization, succeeding the Government-managed Health Insurance System of Social Insurance Agency, is launched.	Oct. 1	Japan Finance Corporation (JFC) is established through merger and abolition of government-affiliated financial institutions	
	Nov.	The U.S. presidential election takes place. APEC (Asia-Pacific Economic Cooperation) Conference is held in Peru	End of year	Electronically Recorded Monetary Claims Act is introduced for the purpose of the electronic note issuance and payment as well as electronic transactions. EU implements the next-generation automobile emission standards "Euro 5."	
09		Revised Japanese Pharmaceutical Affairs Law to ease the selling restrictions of self-medication is implemented. The Quasi-Zenith Satellites is launched. China and Russia jointly launch the Mars probe South Korea signs the Free Trade Agreement (FTA) with ASEAN. APEC Conference is held in Singapore. The 2nd World Baseball Classic takes place		A large number of temporary workers in the manufacturing industry terminate their worker dispatch contracts and the industry faces a significant labor shortage. "Super 3G," a cellular phone service with the faster transmission speed as optical fiber access, is put to practical use The Tokyo Stock Exchange Group, Inc. introduces a "Next-Generation Trading System" for the stock market. The U.S. Securities and Exchange Commission approves the adoption of the international accounting standards used in Europe. Under the EU Services Directive, the services market between member countries is liberalized.	Blog / SNS market exceeds 100 billion yen. Almost nationwide use of cellular phone shifts to the 3rd generation. Virtual world comes into the spread period. Japan's real GDP growth rate (annual) reaches 0.9% (Forecasted by Nomura Securities Co., Ltd.) (*4)
			Jan.	Stock certificates are completely converted to a paperless system.	
	Mar.	The Mt.Fuji Shizuoka Airport is opened. The 5th World Water Forum is held in Turkey.	Mar.	All listed companies are required to disclose quarterly segment reporting .	
	Apr. 1	The teaching license renewal system is implemented.	Apr. 1	New accounting standards for leases are implemented. New accounting standards for custom-made software development are applied.	
	May	The citizen judge system is introduced.			
	Jul. 12	The 20th International Biology Olympiad 2009 is held in Tsukuba, Japan.			
	Jul. 22	The longest total solar eclipse of this century occurs in the Tokara islands, Kagoshima Prefecture, Japan.	Winter	The amended Money-Lending Business Control and Regulation Law eliminating the so-called "gray-zone interest rate" is fully enforced.	
	Oct. 2	The host country of the Summer Olympic Games 2016 are determined, into which Japan has put much effort.	End of Year	A post-Kyoto Protocol framework for the prevention of global warming after 2013 is agreed.	
2010		Japan's population aging rate (over 65) reaches 23.1%. The National Referendum Law is implemented, which enables the submission of the proposed constitutional amendments. The welfare pension plan and the mutual aid pension plan are unified. The Comprehensive Local Decentralization Reform Promotion Law including concrete reform proposals is established. The International Space Station is completed. China signs the FTA with ASEAN The FIFA World Cup™ is held in the Republic of South Africa. The 1st Summer Youth Olympic Games are held.		The bill for comprehensive legal structure for telecommunications and broadcasting is submitted to the Diet. The 4th generation cellular phone service is started. The use of ICT is available to the entire nation (the objective of "u-Japan" policy). China becomes the world's largest exporter (OECD). China's GDP per capita doubles that of 2000 level (under the 11th five-year plan).	Cellular phone market reaches 7.4 trillion yen. (*1) E-money market reaches 2.6 trillion yen. (*2) E-commerce market (B2C) reaches 8 trillion yen. Wireless broadband market reaches 120 billion yen. Blog / SNS market reaches 142.5 billion yen. Information security market reaches 470 billion yen. Robot market reaches 13.3 billion yen. Total market size of energy saving and new energy, recycling, and environmental management reaches 1.6 trillion yen. The number of blog websites and the number of subscribers to SNS exceed 440 million and 200 million respectively. Numbers of broadband and post 3rd generation users each expand to approximately 100 million. Cellular phone users reach 100 million Penetration rate of the cellular phone users worldwide exceeds 50%. Semantic technology becomes widespread. Virtual world business shifts into full swing. Japan's real GDP growth rate (annual) reaches 2.5% (Forecasted by Nomura Securities Co., Ltd.) (*4)
	Jan.	Japan Pension Organization is established following the abolition of the existing Social Insurance Agency.			
	Feb. 12	The 21st Winter Olympic Games are held in Vancouver, Canada.			
	May 1	The World Exposition is held in Shanghai.			
	Jul.	The election of the Upper House takes place. The 42nd International Chemistry Olympiad is held in Tokyo.			
	Oct.	The 4th runway is opened due to further expansion of the Haneda Airport.			
	Nov.	APEC is held in Japan.			
11		The existing bar examination system is abolished. The social security card is introduced which unifies the management of information regarding pension, medical care, nursing care, and employment status. New Tokyo Tower constructed for the terrestrial digital broadcasting comes into operation. APEC is held in the U.S.		Japan's primary balance moved into the black The number of special accounts of the national budget decreases to 17 through elimination and consolidation. The accounting rules are standardized between Japan, the U.S. and Europe.	The wireless broadband service with a connection speed of almost 100mbp/s is realized. SaaS expands the use of a variety of application software. Rich Client enters its mature phase and becomes a crucial technology. Multiverse era where Internet users can select multiple virtual worlds according to their specific needs is realized. Japan's real GDP growth rate (annual) reaches 2.2% (Forecasted by Nomura Securities Co., Ltd.) (*4)
	Mar.	The Tohoku Shinkansen Line is completed and further expanded to Shin-Aomori Station from Hachinohe Station. The next-generation Shinkansen "FASTECH360S," running at the speed of up to 360 km/h, starts its operation. NASA's Mercury probe, "Messenger", enters orbit around Mercury.			
	Spring	The Kyushu Shinkansen Line from Hakata to Shin-Yachiyo is fully opened.			
			Jul. 24	The beginning of full conversion to the digital terrestrial services (termination of analog broadcasting).	
12		Japan's productive-age population falls to under 80 million. Japan sings the FTA with ASEAN. The World Exposition is held in Yeosu city, Korea. The Russian presidential election takes place The 18th National Congress of the Communist Party of China is held. APEC is held in Russia.		The domestically produced jet-engine planes begin operation. The greenhouse gas emission decreases by 6 percent compared to the 1990 level (Kyoto Protocol).	Terrestrial digital broadcasting market reaches 2.5 trillion yen. Wireless broadband market reaches 238.1 billion yen. Annual issued value of points and mileage reaches 780 billion yen. Demand for a large flat-screen television (over 30 inches) exceeds 70%. NGN shifts into full swing. Emotion recognition technology taking advantage of the biometric data other than voice information is realized. Japan's real GDP growth rate (annual) reaches 2.3% (Forecasted by Nomura Securities Co., Ltd.) (*4)
	Mar.	The existing tax qualified pension plan is abolished.			
	Apr. 17	The United States returns wartime control of South Korea's military in the event of an emergency in the Korean Peninsula to South Korea.			
	Jul. 27	The 30th Summer Olympic Games are held in London.			
	Nov.	The U.S. presidential election takes place.			
13		The Hokuriku Shinkansen Line from Nagano to Toyama is opened. The age of eligibility for the fixed portion of the pension payment of the employees' pension plan is raised to the age of 65 years. The adjustment to increase or decrease of the amount of the Assistant Grant for the Old Elderly in the Medical System for the Old Elderly is implemented. The test line of Vehicle Yamanashi Maglev Test Line is fully completed (from Uenohara-shi to Fuefuki-shi in Yamanashi Prefecture) Shin-Ishigaki airport in Okinawa Prefecture starts its operation for joint military-civilian use. The 3rd World Baseball Classic is held. BepiColombo, a joint international mission to the planet Mercury, is launched.		The Development Bank of Japan and the Shoko Chukin Bank (the Central Cooperative Bank for Commerce and Industry) are completely privatized by 2015. IC Travel tickets that enables users to use anywhere in East Asia are realized (a target in the "Outline for Promoting Innovation of Infrastructure and Transportation"). China's working population aged 15-59 reaches a peak of 932 million. Yangjiang Nuclear Power Plant, China's largest nuclear power production base in Guangdong Province, is completed.	(*Notes) *1: Total revenues from telecommunications, mobile solutions, and mobile contents markets. *2: Total amount of payments for products and services through non-contact IC cards. *3: Total sales amount related to special services and services for information system restructuring in compliance with the Financial Instruments and Exchange Law. *4: This GDP growth is calculated by the chain-linked method, on the assumption that the consumption tax will be raised to 10% from fiscal 2009, the corporation tax will decrease to 25% (basic rate), and the exchange rate of China's currency against the U.S. dollar will continue to rise at an annual rate of 5%.
14		The 22nd Winter Olympic Games are held in Sochi, Russia. The FIFA World Cup™ is held in Brazil.		The Japan Patent Office completely reforms a searching system for patent office and others.	

"NRI Chronology of the Future" is prepared by the Nomura Research Institute, Ltd. (NRI). All events and projections described above are part of the information made available to the public by supervising entities as of 12th December, 2007. This information is subject to change or modification at any time without notice.

Financial Section



11-Year Summary (Consolidated)


Sales
(billions of yen)
400
350
300
250
200
150
100
50
0
Sales (left scale)
Operating profit (right scale)
Operating profit margin (%)
6.0%
9.5%
10.5%
12.8%
12.8%
11.7%
1998.3
1999.3
2000.3
2001.3
2002.3
2003.3

	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3
Sales	157,785	175,058	183,616	217,984	236,569	232,743
Cost of sales	121,359	132,561	138,395	160,643	173,636	173,545
Selling, general and administrative expenses	26,995	25,928	25,906	29,497	32,568	32,034
Operating profit	9,430	16,568	19,315	27,842	30,364	27,164
Ordinary profit	10,241	18,610	20,781	31,550	32,953	27,627
Income before income taxes	9,114	15,171	9,590	43,629	39,009	27,177
Net income	4,812	8,148	5,130	25,381	22,363	15,459
Net income per share (EPS) (yen) (Note 2)	1	1	1	1	4	4
Net assets (at year-end)	67,526	81,192	91,837	165,171	195,564	185,350
Total assets (at year-end)	146,464	152,163	168,274	289,104	299,892	256,798
Number of employees (persons) (at year-end) (Note 3)			3,600	3,847	4,313	4,619
Ratios (%)						
ROE (Note 4)	7.3	11.0	5.9	19.8	12.4	8.1
ROA (Note 5)	7.1	12.5	13.0	13.8	11.2	9.9
Operating profit margin	6.0	9.5	10.5	12.8	12.8	11.7
Net income to net sales ratio	3.1	4.7	2.8	11.6	9.5	6.6
Equity ratio	46.1	53.4	54.6	57.1	65.2	72.2

Notes: 1. Amounts of less than JPY million were rounded down.
1. Net income per share has been retroactively restated for the prior fiscal years.
2. Number of employees was not released prior to fiscal year ended 31st March, 1999.
3. ROE = (Net income / Average net assets) x 100
4. ROA = (Ordinary profit / Average total assets) x 100


Operating profit
(billions of yen)
60
50
40
30
20
10
0
11.8%
11.9%
12.8%
13.6%
15.4%

(millions of yen)

2004.3	2005.3	2006.3	2007.3	2008.3	
238,067	252,963	285,585	322,531	342,289	Sales
178,096	190,732	213,706	234,578	238,537	Cost of sales
31,948	32,071	35,409	44,055	51,087	Selling, general and administrative expenses
28,022	30,159	36,469	43,897	52,664	Operating profit
29,293	30,987	38,252	46,099	55,517	Ordinary profit
32,927	27,361	37,535	46,744	47,987	Income before income taxes
18,269	16,303	22,518	27,019	28,157	Net income
8	20	28	36	50	Net income per share (EPS) (yen) (Note 2)
229,331	231,766	209,301	216,232	207,363	Net assets (at year-end)
326,799	317,341	311,786	371,458	362,447	Total assets (at year-end)
4,791	4,848	5,013	5,303	5,711	Number of employees (persons) (at year-end) (Note 3)
					Ratios (%)
8.8	7.1	10.2	12.7	13.3	ROE (Note 4)
10.0	9.6	12.2	13.5	15.1	ROA (Note 5)
11.8	11.9	12.8	13.6	15.4	Operating profit margin
7.7	6.4	7.9	8.4	8.2	Net income to net sales ratio
70.2	73.0	67.1	58.1	57.0	Equity ratio

Segment Information and Sales by Sector

Segment Information

Sales (millions of yen)



	2006.3	2007.3	2008.3
Consulting services	26,293	29,870	30,333
IT solution services	259,292	292,661	311,955
System development and system application sales	111,776	135,702	150,177
System management and operation services	116,559	126,596	140,865
Product sales	30,956	30,363	20,913
Total	285,585	322,531	342,289

Operating profit (millions of yen)



	2006.3	2007.3	2008.3
Consulting services	3,792	4,444	4,139
IT solution services	32,676	39,452	48,525
Total	36,469	43,897	52,664

Orders received (millions of yen)



	2006.3	2007.3	2008.3
Consulting services	26,684	29,594	31,106
IT solution services	273,416	295,584	319,608
Total	300,100	325,179	350,714

Order backlog (millions of yen)



	2006.3	2007.3	2008.3
Consulting services	3,290	3,054	3,826
IT solution services	128,739	132,075	139,372
Total	132,030	135,129	143,199

Actual production (millions of yen)


250,000
200,000
150,000
100,000
50,000
0

	2006.3	2007.3	2008.3
Consulting services	—	16,689	16,201
IT solution services	—	190,161	213,859
System development and system application sales	—	102,199	115,802
System management and operation services	—	87,961	98,057
Total	185,568	206,850	230,061

Subcontracting costs (millions of yen)


120,000
100,000
80,000
60,000
40,000
20,000
0

	2006.3	2007.3	2008.3
Consulting services	4,740	5,566	4,676
IT solution services	82,595	96,758	113,920
System development and system application sales	57,755	69,154	80,296
System management and operation services	24,839	27,603	33,624
Total	87,335	102,324	118,596
(Offshore development in China)	10,019	12,406	16,755

Research and development expenses (millions of yen)


5,000
4,000
3,000
2,000
1,000
0

	2006.3	2007.3	2008.3
Consulting services	541	483	557
IT solution services	1,960	2,380	4,358
Total	2,501	2,864	4,915

Sales by Sector

(millions of yen)


2008.3

	2006.3	2007.3	2008.3
Financial sector	178,168	210,997	235,972
Securities sector	—	141,765	152,152
Insurance sector	—	22,444	30,851
Banking sector	—	22,981	25,471
Other financial sector	—	23,805	27,496
Distribution sector	49,681	45,637	44,569
Other sector	57,735	65,897	61,746
Total	285,585	322,531	342,289

Major clients

Nomura Holdings, Inc.	88,725	106,290	104,808
Seven & i Holdings Co., Ltd.	34,907	36,195	37,611

Overview of Business Results

The Japanese economy witnessed a mild recovery at the start of the fiscal year, but the business climate then rapidly worsened as growth in corporate profits and capital expenditures slowed as the year continued.

In the information services industry, demand from the financial services sector grew, but its pace slowed as the year progressed. Moreover, client demands regarding deadlines, quality, security measures, and internal controls became more exacting, so that we were required to strive harder to provide the right solution for these clients' needs, while further improving the services provided.

Viewing these exacting client demands as an opportunity, the NRI Group (NRI and its consolidated subsidiaries) actively dealt with them by using its strengths to provide end-to-end services ranging from consulting to the system design, construction, management and operation. By various means—strengthening our project management so as to firm up our medium- to long-term foundations, improving our productivity through reducing system failures, and advantageously using our development resources in China—we were able to complete multiple large system-development projects for the financial services sector. As a result, these projects served as the driving force behind our business results for the fiscal year.

We also actively grappled with measures for sustaining growth, strengthened our activities in providing clients with IT strategy proposals, upgraded our human resources development activities, and improved the working environment. Moreover, we devoted efforts to rebuilding our in-house information system, to expanding our research and development activities for cultivating new businesses, and to enhancing our security.

As a result of the above, our business results for fiscal 2007, while decelerating as the fiscal year progressed, included sales of 342,289 million yen (up 6.1% from the previous fiscal year) and operating profit of 52,664 million yen (up 20.0%), as we recorded our best performance ever. Net income for the fiscal year, owing to such factors as a special loss that accompanied a revision of the pension system, totaled 28,157 million yen (up 4.2%). The order backlog was 143,199 million yen (up 6.0%).

Business Results by Segment

Consulting Services

Consulting projects related to internal controls increased, and we also conducted upfront investments for activities aimed at establishing a management consulting business in Asia. As a result, we recorded sales (sales to external customers) of 30,333 million yen (up 1.5% from the previous fiscal year), and an operating profit of 4,139 million yen (down 6.9%). The order backlog was 3,826 million yen (up 25.3%).

IT Solution Services

The sales trends for each type of service in this segment were as follows. Fiscal 2007 saw an increase in system development projects for the financial services sector in general, particularly for the securities industry, so that system development and application sales performed well, reaching 150,177 million yen (up 10.7% from the previous fiscal year). With regard to system management and operation services, business related to multi-user system services for the financial services sector progressed favorably, and business related to system management and operation for our main clients in the distribution industry grew steadily as well, so that sales totaled 140,865 million yen (up 11.3%). Due to a decrease in system development projects involving the introduction of equipment, product sales amounted to 20,913 million yen (down 31.1%). In the area of costs, we were able to hold down the increase in cost of sales by conducting thorough project management and increasing the subcontracting of system development to Chinese companies. Moreover, there was an increase in selling, general and administrative expenses, due largely to vigorous efforts in research and development.

As a result, we posted sales (sales to external customers) of 311,955 million yen (up 6.6%) and an operating profit of 48,525 million yen (up 23.0%)—sales and profit thus both increasing. Moreover, the order backlog for IT Solution Services totaled 139,372 million yen (up 5.5%). This was composed of 19,149 million yen from system development and system application sales (down 14.6%), arising largely from progress in large, multi-year projects, and 120,223 million yen for system management and operation services (up 9.6%), mainly for new clients for multi-user system services beginning full-scale operations.

Reference: Business Results—Fiscal 2007 Compared with Fiscal 2006

The following table compares the business results of fiscal 2007 with those from the previous year.

Summary of consolidated statements of income

	Year ended 31st March, 2007	Year ended 31st March, 2008	Changes from previous year	
Items	Amount (millions of yen)	Amount (millions of yen)	Amount (millions of yen)	Rate of change (%)
Sales	322,531	342,289	19,757	6.1
Cost of sales	234,578	238,537	3,958	1.7
Gross profit	87,953	103,751	15,798	18.0
(Gross profit margin)	27.3%	30.3%	3.0P	—
Selling, general and administrative expenses	44,055	51,087	7,031	16.0
Operating profit	43,897	52,664	8,767	20.0
(Operating profit margin)	13.6%	15.4%	1.8P	—
Non-operating income	2,419	3,031	611	25.3
Non-operating expenses	216	178	(38)	(17.9)
Ordinary profit	46,099	55,517	9,417	20.4
Extraordinary income	2,081	2,655	574	27.6
Extraordinary loss	1,436	10,185	8,748	608.9
Income before income taxes	46,744	47,987	1,243	2.7
Provision for income taxes	19,725	19,829	104	0.5
Net income	27,019	28,157	1,138	4.2

<1> Sales

As mentioned in "Business Segments" (pages 18-19), sales for Consulting Services were flat, while those for IT Solution Services rose favorably. As a result, total sales reached their highest amount ever, 342,289 million yen (up 6.1% from the previous fiscal year).

<2> Cost of sales, selling, general and administrative expenses, and operating profit

Cost of sales totaled 238,537 million yen (up 1.7% from the previous fiscal year), owing to various factors. These included an increase in subcontracting costs arising from an increase in development projects, an increase in labor costs due to an increase in employees, a decrease in equipment purchases resulting from a decrease in product sales, and a decrease in the amortization of software resulting from a decrease in software sales.

Cost to sales ratio improved to 69.7% from 72.7% of the previous fiscal year. Factors that contributed to this improvement included the implementation of thorough project management in system development projects, and an increase in the subcontracting of system development to Chinese companies. There was also improvement in the cost to sales ratio for product sales.

Selling, general and administrative expenses totaled 51,087 million yen (up 16.0%). They resulted from such factors as the implementation of productivity improvements, investments in research and development, rebuilding the in-house information system, and enhancing security, all aimed at ensuring medium- and long-term growth. They also appeared in increases in such areas as labor costs (salaries, provision for bonus allowance, retirement benefit obligations, and welfare expenses) and subcontracting costs for clerical work.

Due to the above, operating profit totaled 52,664 million yen (up 20.0%), and the operating profit margin improved to 15.4% from 13.6% of the previous fiscal year.

<3> Non-operating income/expenses and ordinary profit

Non-operating income totaled 3,031 million yen (up 25.3% from the previous fiscal year), and non-operating expenses reached 178 million yen (down 17.9%), resulting, overall, in a non-operating profit of 2,853 million yen (up 29.5%). Interest income increased, due largely to a rise in short-term interest rates and an increase in the average balance of short-term operating funds; and dividend income also rose, due mainly to an increase in dividends received. Owing to the sale of all our shares of Nomura Fund Research and Technologies Co., Ltd., an affiliated company accounted for by the equity method, equity in earnings of affiliates decreased.

Due to the above, ordinary profit reached 55,517 million yen (up 20.4%).

<4> Extraordinary income/loss, provision for income taxes, and net income

Extraordinary income of 2,655 million yen (up 27.6% from the previous fiscal year) resulted from the sale of shares in Seven Bank, Ltd., Netmarks Inc. and Argo 21 Corporation, etc. Extraordinary losses of 10,185 million yen (up 608.9%) resulted from a provision for transfer of the retirement benefit plan due to revisions to the retirement system. Overall, there was thus an extraordinary loss of 7,530 million yen (compared with extraordinary profit of 644 million yen in the previous year).

As a result of the above, income before taxes for fiscal 2007 was 47,987 million yen (up 2.7%), while net income less provision for income taxes totaled 28,157 million yen (up 4.2%).

Reference: Business Results—Fiscal 2006 Compared with Fiscal 2005

The following table compares the business results of fiscal 2006 with those from the previous year.

Summary of consolidated statements of income

	Year ended 31st March, 2006	Year ended 31st March, 2007	Changes from previous year	
Items	Amount (millions of yen)	Amount (millions of yen)	Amount (millions of yen)	Rate of change (%)
Sales	285,585	322,531	36,946	12.9
Cost of sales	213,706	234,578	20,871	9.8
Gross profit	71,878	87,953	16,074	22.4
(Gross profit margin)	25.2%	27.3%	2.1P	—
Selling, general and administrative expenses	35,409	44,055	8,646	24.4
Operating profit	36,469	43,897	7,427	20.4
(Operating profit margin)	12.8%	13.6%	0.8P	—
Non-operating income	1,943	2,419	475	24.5
Non-operating expenses	160	216	56	35.3
Ordinary income	38,252	46,099	7,847	20.5
Extraordinary income	724	2,081	1,357	187.5
Extraordinary loss	1,441	1,436	(4)	(0.3)
Income before income taxes	37,535	46,744	9,208	24.5
Provision for income taxes	15,017	19,725	4,707	31.4
Net income	22,518	27,019	4,500	20.0

<1> Sales

Sales for fiscal 2007 amounted to 322,531 million yen (up 12.9% from the previous fiscal year), thanks to the favorable performance of the Consulting Services and IT Solution Services segments.

The Consulting Services segment recorded sales of 29,870 million yen (up 13.6%), mainly due to an increase in the management consulting services for the private sector as well as an increase in the system consulting services for the financial services sector.

Meanwhile, the IT Solution Services segment recorded sales of 292,661 million yen (up 12.9%). The sales breakdown of this segment is as follows: System development and system application sales were 135,702 million yen (up 21.4%) showing a strong performance in the development projects for the securities industry, insurance industry, and public sector; system management and operation services posted sales of 126,596 million yen (up 8.6%) with favorable growth in the system management services for the securities industry; and product sales were 30,363 million yen (down 1.9%).

<2> Cost of sales, selling, general and administrative expenses, and operating profit

Cost of sales amounted to 234,578 million yen (up 9.8% from the previous fiscal year), mainly due to an increase in subcontracting costs as a result of sales growth in system development and system application sales, an increase in labor costs as a result of strengthening our human resource, and an increase in disposal of software as a result of increased sales of software.

Cost to sales ratio improved to 72.7% from 74.8% of the previous fiscal year. We reduced the cost to sales ratio by enhancing project management for system development and utilizing our own products and our operational know-how as well as proactively subcontracting system development to Chinese companies. Increased sales, which grew higher than fixed costs such as labor costs and depreciation costs, also contributed to the improvement of cost to sales ratio. However, the cost to sales ratio for product sales demonstrated only a marginal change.

Selling, general and administrative expenses amounted to 44,055 million yen (up 24.4%). This is because of our efforts for improving productivity, investment on research and development, fostering human resources, and enhancement of the security system as part of activities for medium- to long-term growth, which resulted in the increase in labor costs (salaries, provision for bonus allowance, retirement benefit obligation, and welfare expenses), equipment and fixtures costs, and subcontracting costs. Large expansion of the Kiba Data Center equipped with an advanced security system also resulted in an increase in equipment and fixtures costs.

Due to the above developments, operating profit amounted to 43,897 million yen (up 20.4%), and the operating profit margin improved to 13.6% from 12.8% of the previous fiscal year.

<3> Non-operating income/expenses and ordinary profit

The Company posted non-operating income of 2,419 million yen (up 24.5% from the previous year) and non-operating expenses of 216 million yen (up 35.3%), which resulted in non-operating income of 2,202 million yen (up 23.5%). This improvement is mainly due to an increase in dividend income, mainly thanks to an increased amount of dividends received; and improvement in the financial account balance thanks to an increase in marketable securities that the Company owns for fund management; and higher interest rates.

As a result of the above, ordinary profit amounted to 46,099 million yen (up 20.5%).

<4> Extraordinary income/loss, provision for income taxes, and net income

While extraordinary income amounted to 2,081 million yen (up 187.5% from the previous fiscal year) mainly due to sales of shares of NIWS Co. HQ Ltd., we posed an extraordinary loss of 1,436 million yen (down 0.3%), due to office consolidation and relocation after the large expansion of the Kiba Data Center, which resulted in extraordinary income of 644 million yen (extraordinary loss was 717 million yen in the previous fiscal year).

Meanwhile, provisions for income taxes (including corporate, residential, enterprise taxes, and adjustments) totaled 19,725 million yen (up 31.4%), because of good business results and the posting of a deferred tax liability for the reserved profit of foreign subsidiaries.

As a result of the above, the Company posted 27,019 million yen in net income for fiscal 2006 (up 20.0%).

Basic Policy for Profit Distribution, and the Dividends for This and the Next Fiscal Year

<1> Policy for distribution of profits

NRI considers the ongoing growth of our corporate value to be the most important return to its shareholders. Our basic policy for distribution of profits is to provide accurate and stable dividends while paying full consideration to the need for sufficient retained earnings for our long-term business development. Our actual decisions are based on the operating revenue and cash flow situation, but we aim for a consolidated dividend payout ratio of 30%.

Retained earnings will be utilized as a source for business expansion, including facility investments for enhancing multi-user system services; expanding system management and operations services; cultivating new businesses and improving the productivity of system development; and investments in facilities, R&D, and human resource development for the purpose of quality improvement. Retained earnings may also be utilized to purchase treasury stocks, as part of our expeditious capital management aimed to respond to the changes in the business environment.

With regard to the payment of dividends from retained earnings as stipulated in Paragraph 1, Article 459 of the Company Law, the articles of incorporation of the Company stipulate that such a decision shall be made by a resolution of the Board of Directors instead of a resolution taken at an Ordinary General Meeting of Shareholders, unless otherwise specified in laws and regulations.

<2> Payment of dividends from retained earnings

The Company decided to pay cash dividends of 26 yen per share to shareholders on the record date of the end of fiscal 2007 (31st March, 2008). Combined with interim cash dividends paid in November 2007 (the record date of interim dividends was 30th September, 2007), the annual dividend payment was 50 yen per share, for a consolidated dividend payout ratio of 35.7%. For the dividends from retained earnings in fiscal 2008, we are planning to make semiannual payments in the form of interim and year-end cash dividends.

The payments of dividends from retained earnings made in fiscal 2007 to which the record dates belong are listed below.

Date of resolution by the Board of Directors	Total amount of dividends	Dividend per share	Record date
25th October, 2007	4,890 millions yen	24 yen	30th September, 2007
13th May, 2008	5,175 millions yen	26 yen	31st March, 2008

Analysis of Financial Position at the End of Fiscal 2007

Summary of consolidated balance sheets

Items	31st March, 2007 Amount (millions of yen)	31st March, 2008 Amount (millions of yen)	Changes from previous year Amount (millions of yen)
Assets			
Current assets	212,584	190,910	(21,673)
Cash and bank deposit	20,941	17,709	(3,231)
Accounts receivable	51,555	61,164	9,609
Accrued income from system developments	17,147	18,258	1,110
Short-term investment securities	112,535	84,987	(27,548)
(Cash equivalents)	102,554	65,017	(37,537)
(Securities due over 3 months)	9,981	19,970	9,989
Other current assets	10,403	8,790	(1,613)
Fixed assets	158,873	171,537	12,663
Tangible fixed assets	49,478	58,253	8,774
Construction in progress	3,813	—	(3,813)
Other tangible assets	45,665	58,253	12,587
Intangible fixed assets	19,651	30,257	10,605
Investment and other assets	89,743	83,026	(6,716)
Investment securities and investments in affiliates	68,748	48,708	(20,040)
(Securities)	67,102	44,723	(22,378)
(Others)	1,646	3,984	2,338
Long-term guarantee deposits and long-term loans receivable	17,458	18,485	1,027
Other intangible assets	3,535	15,832	12,296
Total assets	371,458	362,447	(9,010)

Items	31st March, 2007 Amount (millions of yen)	31st March, 2008 Amount (millions of yen)	Changes from previous year Amount (millions of yen)
Liabilities			
Current liabilities	80,739	74,779	(5,959)
Accounts payable	33,201	33,430	229
Accrued payables	7,175	6,891	(284)
Accrued expenses	8,295	5,057	(3,237)
Other current liabilities	32,066	29,398	(2,667)
Fixed liabilities	74,486	80,305	5,818
Convertible bonds	50,000	49,997	(3)
Long-term accounts payable	—	4,512	4,512
Deferred income taxes	1,133	4	(1,128)
Allowance for employees' retirement benefits	23,352	25,790	2,438
Total liabilities	155,225	155,084	(141)
Net assets			
Shareholders' equity	193,232	198,103	4,870
Common stock and additional paid-in capital	33,400	33,484	84
Retained earnings	206,990	225,780	18,789
Treasury stock, at cost	(47,157)	(61,161)	(14,003)
Valuation and translation adjustments	22,692	8,652	(14,040)
Unrealized gain on other securities	22,193	9,649	(12,544)
Translation adjustments	499	(997)	(1,496)
Subscription rights	307	608	300
Total net assets	216,232	207,363	(8,869)
Total liabilities and net assets	371,458	362,447	(9,010)

<1> Summary

The Company's financial position at the end of fiscal 2007 included current assets of 190,910 million yen (down 10.2% from the end of the previous fiscal year), current liabilities of 74,779 million yen (down 7.4%), fixed assets of 171,537 million yen (up 8.0%), fixed liabilities of 80,305 million yen (up 7.8%), and total net assets of 207,363 million yen (down 4.1%). Total assets amounted to 362,447 million yen (down 2.4%).

The main items that increased or decreased were as follows.

Sales increased, as did accounts receivable as well as accrued income from system developments. On the other hand, there was a decrease in accrued payables and accrued expenses related to capital expenditures and office maintenance conducted in the previous fiscal year. Moreover, long-term accounts payable and allowance for employees' retirement benefits increased, due to revisions in the retirement system.

Tangible fixed assets increased owing to construction of our Yokohama Data Center 2. Intangible fixed assets also increased, largely due to our development of multi-user systems so as to expand our high-value-added services. On the other hand, our investment securities decreased mainly because of a drop in their market prices. This drop of market price also attributed to a decrease in deferred income taxes and unrealized gain on other securities. Moreover, we acquired treasury stock as part of a flexible capital policy aimed at improving capital efficiency and dealing with changes in the business environment.

<2> Securities

Our securities had a total value of 133,696 million yen (down 26.3% from the previous fiscal year). They were composed of short-term investment securities under current assets, and investment securities and investments in affiliates under fixed assets.

i. Short-term investment securities under current assets

Due to their use for such things as capital expenditures and acquiring treasury stock, securities included among cash equivalents decreased, so that short-term investment securities under current assets totaled 84,987 million yen (down 24.5% from the previous fiscal year). This amount breaks down as follows: 54,868 million yen in highly rated bonds such as government bonds (of that amount, 34,897 million yen is cash equivalents), and 30,119 million yen in bond investment trusts (all are cash equivalents).

ii. Investment securities and investments in affiliates under fixed assets

Due to, among other things, a decrease in the market prices of the listed shares owned by the Company, investment securities and investments in affiliates under fixed assets totaled 48,708 million yen (down 29.1% from the previous fiscal year). This amount breaks down as follows: 29,638 million yen in marketable securities; 15,085 million yen in non-marketable securities, 2,946 million yen in bonds, and 1,038 million yen in equity investments for venture capital investment limited partnerships. For more information, please refer to "Business and Other Risks, (2) Risks Concerning Business Strategy, <5>Investment in stocks."

Cash Flows

In fiscal 2007, income before income taxes was 47,987 million yen (up 2.7% from the previous fiscal year), depreciation and amortization amounted to 16,517 million yen (down 16.6%), accounts receivable and other receivables increased 10,934 million yen (down 7.5%), and income taxes paid totaled 24,020 million yen (up 7.8%). As a result, net cash provided operating activities amounted to 31,806 million yen (down 19.6%).

Capital expenditures totaled 38,866 million yen (up 61.1%). This included 21,381 for acquiring property and equipment (up 83.0%), mainly through the construction of a data center, and 17,485 million yen for acquiring intangible assets (up 40.6%), largely in connection with the development of multi-user systems. Moreover, mainly for the fund management, we acquired 44,339 million yen in short-term investment securities (up 41.7%). As a result of these expenditures, net cash used in investment activities totaled 47,925 million yen (up 158.0%).

Net cash used in financing activities totaled 23,537 million yen (net cash provided by financing activities was 44,040 million yen in the previous fiscal year). That amount was mainly composed of 15,000 million yen used in acquiring treasury stock (3 million yen in the previous fiscal year), and 9,360 million yen in cash dividend paid (up 44.1%).

As a result of the above, cash and cash equivalents at the end of fiscal 2007 totaled 75,524 million yen (down 34.8% from the previous fiscal year).

In fiscal 2007, we invested in the development of multi-user systems mainly for the securities industry, purchase of equipment for system management and operation, and construction of the Yokohama Data Center 2 in order to strengthen our IT solution services. As a result, the total capital expenditure amounted to 36,438 million yen. These capital expenditures were funded by internal funds and a part of the capital acquired from issuance of convertible bonds (50,000 million yen) in December 2006.

Major Facilities

(1) NRI

Name of office (Location)	Name of segment by business type	Land: Area (m²)	Land: Amount (millions of yen)	Buildings and structures (millions of yen)	Machinery (millions of yen)	Equipment (millions of yen)	Software (millions of yen)	Total (millions of yen)	Employees (persons)
Marunouchi Center (Chiyoda-ku Tokyo)	IT Solution Services	—	—	1,119	36	587	8,814	10,558	1,404 [346]
Kiba Center (Koto-ku Tokyo)	IT Solution Services	—	—	1,940	58	1,262	6,461	9,722	1,333 [413]
Yokohama Center (Hodogaya-ku Yokohama)	IT Solution Services	—	—	1,016	91	2,024	3,907	7,040	1,435 [380]
Osaka Center (Kita-ku Osaka)	IT Solution Services	—	—	43	4	26	1	74	45 [1]
Hiyoshi Data Center (Kohoku-ku Yokohama)	IT Solution Services	14,112	4,952	4,263	326	328	75	9,946	48 [97]
Yokohama Data Center 1 (Hodogaya-ku Yokohama)	IT Solution Services	(6,748) —	—	5,320	5,504	2,061	2,463	15,349	36 [53]
Yokohama Data Center 2 (Tsuzuki-ku Yokohama)	IT Solution Services	4,602	2,312	10,621	184	463	34	13,616	3 [—]
Osaka Data Center (Suminoe-ku Osaka)	IT Solution Services	13,200	2,221	4,407	1,655	271	177	8,733	26 [6]
Yokohama Learning Center (Hodogaya-ku Yokohama)	Company-wide (common use)	—	—	83	0	186	45	316	26 [8]

Notes: 1. The figures are book values as of 31st March 2008.
2. A portion of land and buildings are rented (including subleasing to domestic subsidiaries) and the annual rental expense is 8,976 million yen. The land area that is leased is listed within brackets ( ).
3. In the "Employees" column, the numbers in square brackets [ ] represent the average number of temporary employees throughout the year.
4. The descriptions listed in "Name of segment by business type" are the main segment category that each office operates under.
5. In the "Name of office" column, a representative office for each region is listed and offices in the same proximity are included in the list ngs.
6. Yokohama Data Center 2 opened in October 2007. Moreover, the name of the Yokohama Data Center was changed to Yokohama Data Center 1.

(2) Domestic and Overseas Subsidiaries

Name of office (Location)	Name of segment by business type	Land		Buildings and structures (millions of yen)	Machinery (millions of yen)	Equipment (millions of yen)	Software (millions of yen)	Total (millions of yen)	Employees (persons)
		Area (m²)	Amount (millions of yen)						
(Domestic subsidiary)									
NRI Network Communications, Ltd. Head Office and others (Kita-ku Osaka)	IT Solution Services	—	—	71	—	252	74	398	214 [91]
NRI Secure Technologies, Ltd. Head Office and others (Chiyoda-ku Tokyo)	IT Solution Services	—	—	24	—	507	163	696	99 [25]
NRI Workplace Services, Ltd. Head Office and others/Dormitory (Hodogaya-ku Yokohama)	Company-wide (common use)	7,385	1,805	733	—	16	5	2,561	101 [41]
Insurance System & Technology, Ltd. Head Office and others (Koto-ku Tokyo)	IT Solution Services	—	—	0	—	4	1	6	64 [—]
NRI Data iTech, Ltd. Head Office and others (Chiyoda-ku Tokyo)	IT Solution Services	—	—	23	—	23	14	61	120 [24]
(Overseas subsidiary)									
Nomura Research Institute Hong Kong Limited (Hong Kong, China)	IT Solution Services	—	—	—	—	13	34	47	134 [35]

Notes: 1. The figures are book values as of 31st March, 2008.
2. A portion of land and buildings are rented and the annual rental expense is 95 million yen. Moreover, the annual rental expense does not include the subleasing amounts from the filing company.
3. In the "Employees" column, the numbers in square brackets [ ] represent the average number of temporary employees throughout the year.
4. In October 2007, the name of NRI Shared Services, Ltd., was changed to NRI Workplace Services, Ltd.
5. The breakdown of the land of NRI Workplace Services, Ltd. is given below.

Category	Name	Location	Area (m²)
Dormitory	Hiyoshi Dormitory	Kohoku-ku Yokohama	5,621
	Higashiterao Dormitory	Tsurumi-ku Yokohama	1,764

Captal Expenditure Plans for Fiscal 2008

We have capital expenditure plans of 33,500 million yen for the fiscal year ending 31st March, 2009, and the breakdown by business segment is listed below. Other than that, there are no plans for the disposal or sale of major facilities, excluding the disposal and sale of facilities for regular updating.

Name of segment by business type	Facilities	Planned investment (millions of yen)	Major items and purpose
Consulting Services	Hardware	100	Computers etc.
IT Solution Services	Software	17,200	Development of internal use software for providing customer service and software for sale
	Hardware	14,300	Equipment for system development and equipment for providing management and operation services for computer systems and networks
Company-wide (common use)	Office facilities	1,900	Computers etc. and acquisition of property and facilities
Total		33,500	—

Notes: 1. Figures above do not include consumption tax and other items.
2. The planned capital expenditures will be provided by the Company's internal funds.

Research and Development

The NRI Group's (the Company and its consolidated subsidiaries) research and development activities consist of the following:

1. Research of basic and advanced information technologies and of platform, production and development technologies
2. Research and feasibility studies for development of new businesses and products, development of prototypes, and experimental trials
3. Surveys and research on new social systems

The above research and development activities are conducted on an ongoing basis at the Advanced Information Technology Division, the technology development arm of the NRI Group, and at the Center for Knowledge Exchange & Creation which plays the role of making policy proposals and researching leading-edge information technologies. In addition, each of our divisions is actively involved in business and product development from a medium- to long-term perspective. These activities may be handled through the collaboration system among divisions by means of horizontal organizational structures.

Taking the primary role in the management of research and development is the Research and Development Committee, which is comprised of specialists in each field. The committee examines the appropriateness of each project, in terms of the usability for our business, from the project planning stage to the eventual utilization of the project results, improving the quality of our research and development activities.

In fiscal 2007, our research and development expenses amounted to 4,915 million yen. The research and development activities by each segment are as follows.

Consulting Services

Among our research projects aimed at developing new businesses and products, we investigated marketing activities that use points, electronic money and other types of corporate currency, and studied manufacturing strategies for the retail industry. In our research and investigations related to new social systems, we inquired into dealing with policies for an aging society with a low birth rate, sought to make forecasts for the near-future society of 2015, researched corporate marketing activities geared to the changes in media use among consumers, and studied new consumer attitudes and behavior in the financial field. We also devoted considerable effort to research related to Asian markets. For example, we investigated policies for creating a harmonious society in China, researched business opportunities for Japanese companies in Asia, and studied the future course, until the start of 2010, of financial developments in Asia's emerging market countries.

As a result of these activities, our research and development expenses for Consulting Services amounted to 557 million yen.

IT Solution Services

We conducted research and development on cutting-edge solutions for cultivating new businesses and products. Thus, in the financial field, we researched a securities trading system that provides an optimal execution support function and other functions for securities trading, studied risk management in financial institutions, and investigated financial services in Europe and the United States. In the distribution field, we verified the effectiveness of category management technology that manages goods by category and supports such activities as the devising of sales plans for either the wholesale or the retail industry. In the healthcare field, we conducted a demonstrative study of ASP services for back-office operations. In research related to information technology, we created an "IT Road Map" that presents our outlook for technology trends over the medium term, studied and researched associative search technology that uses a natural language processing engine, and investigated the latest trends in basic technology for next-generation cell phones. To improve our productivity and quality, we promoted the sharing of system development architectures (design concepts and basic designs) and other information throughout the Group, researched application analysis platforms for the quantitative analysis of systems, conducted research related to automating test processes and researched how to improve project management.

As a result of these activities, our research and development expenses for IT Solution Services amounted to 4,358 million yen.

Management Policy and Tasks

(1) Basic Management Policy

The management philosophy of the NRI Group (our company and its consolidated subsidiaries) is a combination of "Winning the trust of clients and prospering together with them" and "Gaining insight into the paradigms of a future society and propelling its realization." Moreover, our corporate statement is "Dream up the future."

Based on this philosophy, the NRI Group has established, as its basic policy for management, "Create added value and enhance corporate value." Thus, through providing the client with high added value, we endeavor to contribute to increasing the client's corporate value and the NRI Group's own corporate value as well.

(2) Management Goal and Management Indices

The NRI Group's management goal is to increase our corporate value through continuously expanding our business. As management indices, we focus on operating profit and operating cash flows, which express a business's profitability, and seek to increase them.

(3) Medium-term Management Strategy

IT and information systems are becoming increasingly important in corporate management, and the benefits of investing in them have come to be strongly demanded by companies. The NRI Group views such demands as an opportunity. Thus, as a leader in the information services industry, we are promoting our self-innovation into "a genuine proposal-oriented company," aiming to further enhance our presence in the industry.

Our basic strategy for achieving this objective is to strengthen our "Navigation and Solution" skills. That is, we intend to improve our ability to navigate—to understand the nature of the client's management goals and offer a strategy for realizing them—and provide solutions, the means of actually bringing those goals to fruition. Toward that end, the NRI Group places importance on distributing its managerial resources so that we can make strategy proposals and offer IT solutions in our specialized fields. In the banking, insurance and non-bank fields, we cultivate new clients and new business while continuing to invest in our multi-user systems and promoting the efficiency of their maintenance and operation. In the distribution and services field, we cultivate the market so as to strengthen our ability to grow over the long term. Moreover, to expand our business in China and other Asian countries, we have established a global development system and are working to strengthen our sales and marketing capacity and system development abilities.

Together with such efforts, we concentrate on research and development and on cultivating our human resources—the sources of the NRI Group's growth. So that we can respond promptly to changes in the management environment, we are also endeavoring to increase our management efficiency and hasten our decision-making, our aim set on achieving further growth.

(4) Management Tasks

Over the medium and long terms, the Japanese economy is expected to grow at a slower rate than the economies of other major countries. Due to such factors as concerns about a U.S. recession, the appreciation of the yen, and the rise in oil prices, there has also been a growing sense of apprehension about the future of the Japanese economy. In this environment, companies need to globalize their operations, cut costs through using IT, and expand earnings. As a result, we in the information services industry find ourselves asked to improve the benefits of investing in information systems, provide services on a global level, deal effectively with deadlines, quality improvement, security and internal controls, and otherwise satisfy the exacting demands of customers.

The NRI Group recognizes that the key management tasks in our business activities are to enhance our total capabilities from consulting through to system development and system management and operation based on our basic strategy of "Navigation and Solution," which is to grasp the essence of the clients' management objectives, propose strategies to realize those objectives and provide measures to bring such strategies to fruition as results.

It is necessary for us to shift from the type of business, conducted until now, which seeks to obtain orders, to a type of business that provides proposals that anticipate client needs and concerns. To realize that shift, moreover, we will marshal and employ effective resources available to us both inside and outside the Group.

In our Consulting Services, we will strengthen our business consulting abilities, thereby endeavoring to strengthen ties with our IT Solution Services, upgrade our brand image, and expand our business in China and other Asian countries.

In our IT Solution Services, we will provide business platforms that transcend the boundaries of individual industries and markets including outsourcing services and multi-user system services, thereby endeavoring to further expand our high-value-added services and strengthen our profitability and sales and marketing capacity. Moreover, we will vigorously cultivate clients not only in finance and distribution, but also in healthcare and other fields.

In addition, we will seek to improve our productivity and quality by standardizing our operations, upgrading our project management, increasing the efficiency with which meetings are conducted, promoting the sharing of information, and otherwise innovating our work style. We will also increase the efficiency of operations by conducting a thorough review of indirect operations. Through these activities, we will work to strengthen our profitability.

Moreover, we recognize that the key management tasks are to foster the human assets and enhance the security management for information systems and internal controls. It is our human assets that are the source of growth for the NRI Group. Therefore, we are actively investing our efforts in systematically fostering our human assets. In our project manager training scheme, which we have been working on for a while, we will strive harder to develop young motivated employees by giving them opportunities to participate in business operations as well as by actively utilizing in-house accreditation systems. In addition, we place an emphasis on fostering proposal-oriented sales professionals, who can create business by accurately responding to the increasingly more complex and diverse client needs, and fostering future management executives who can lead NRI in the next generation. We aim to develop our human assets through strategically planned support developed by our Human Development Division.

For companies, managing their security has become a matter of high priority, and how well they do it can have a large impact on their competitiveness. In this connection, the NRI Group has established internal regulations, carries out in-house training, and otherwise conducts thoroughgoing security management. We will further strengthen our management and operation system and promote the planning and implementation of security measures as the need arises.

Companies in Japan are expected to establish an internal control system in order to ensure the management's effectiveness and efficiency of business operations, the reliability of financial reports, and compliance with the law. Based on the "Basic Policy on Constructing an Internal Control System" the NRI Group is now engaged in establishment and improvement of our internal control system, supervised by our dedicated organization.

The NRI Group will carry out the corporate activities in line with the high aspirations of its management philosophy of "Winning the trust of our clients and prospering together with them" and "Gaining insight into the paradigms of a future society and propelling its realization."

Overview of Fiscal 2008

At the end of fiscal 2007, Japan's economic recovery lost momentum and, as a result of such factors as the U.S. economic slowdown, fluctuations in the stock and exchange markets, and rising oil prices, there was a growing risk that the economy would again take a downward turn.

In the information services industry, there are expectations that demand from the financial services sector, which has continued to grow until now, will also slowdown. Moreover, client demands regarding deadlines and quality have been intensifying, making it necessary to strengthen the overall abilities necessary to deal effectively with them.

In this business environment, the NRI Group is expecting sales as a whole to continue to grow next year as they did in fiscal 2007. We will continue to put effort into firming up our foundations with an eye toward medium- to long-term growth. Thus, due to this and other factors, we expect our operating profit to be flat in the coming year.

Specifically, we expect sales from Consulting Services to increase. In IT Solution Services, we anticipate an increase in system development sales to the insurance industry and other areas of the financial services sector, we also expect that sales, mainly in the financial services sector, of system management and operation services will increase as a result of multi-user system services for large new clients being put into full operation. Products sales are expected as an ancillary to system development projects, but their volume is expected to decrease.

In the area of costs, we will continue to carry out our project-management and cost-control activities; we will also expand our research and development efforts, strengthen our security measures, improve the working environment, and otherwise endeavor to strengthen our system with an eye toward sustainable growth.

Based on the above activities, we forecast the following business results for the next fiscal year: consolidated sales of 360,000 million yen (up 5.2% from this fiscal year), consolidated operating profit of 53,000 million yen (up 0.6%), consolidated ordinary profit of 55,500 million yen (same as in fiscal 2007), and consolidated net income of 32,500 million yen (up 15.4%).

Fiscal Year Ending 31st March, 2009: Forecasted Consolidated Business Results

	Year ended 31st March, 2008	Year ending 31st March, 2009	Change	
	(Results) (millions of yen)	(Forecast) (millions of yen)	Amount (millions of yen)	Rate (%)
Consulting Services	30,333	33,000	2,666	8.8
IT Solution Services	311,955	327,000	15,044	4.8
Sales	342,289	360,000	17,710	5.2
Operating profit	52,664	53,000	335	0.6
Ordinary profit	55,517	55,500	(17)	(0.0)
Net income	28,157	32,500	4,342	15.4
Annual dividend per share	50.00 yen	52.00 yen	2.00 yen	4.0

(Reference)

	Year ended 31st March, 2008	Year ending 31st March, 2009	Change	
	(Results) (millions of yen)	(Forecast) (millions of yen)	Amount (millions of yen)	Rate (%)
Capital expenditures	36,438	33,500	(2,938)	(8.1)
Depreciation and amortization	16,517	22,000	5,482	33.2
Research and Development expenses	4,915	5,700	784	16.0

The above forecasts were prepared based on currently available information. It is thus possible that, due to uncertainties inherent in the forecasts or future changes in business conditions, actual sales and profit may differ from those forecast.

Moreover, the annual dividend per share was determined based on current business conditions and on the forecasted business results.

The following summarizes the major attributes of the NRI Group's (NRI and its consolidated subsidiaries) operations and inherent risks. The risks that we list here are the representative risks inherent to our business as of the end of March 2008, and they are not limited to the following risks that may actually arise.

(1) Risks Concerning the Business Environment

<1> Price competition in the information services industry

There is a fierce competition among service providers in the information services industry. There is a likelihood that a severe price competition will occur in the future due to the continuing participation of new service providers from other industries, emergence of overseas providers, and an increase in demands for packaged products.

In these business circumstances, the NRI Group is striving to differentiate our service from competitors by offering high-value-added services through further enhancement of our total capacity to offer end-to-end services from consulting to system development and system management and operation. We are also working on improving our productivity as well.

However, if price competition continues to intensify further than our forecast, the NRI Group's business performance may be adversely affected.

<2> Stability of management and operation contracts with clients

Expansion of the system management and operation services requires various investments such as real estate for a data center and equipments for operations and software, and returns from such investments are obtained over the long term through client contracts.

Although we look to secure multi-year contracts for system management and operation, we may be required to operate on single-year contracts. Even when we operate on single-year contracts however, the contracts are often renewed automatically based on a trusting relationship with our clients, so we view sales to be comparatively stable. Moreover, we are striving harder to achieve a steady return on investments through careful management of works in progress and continuous credit control of clients.

Nevertheless, there is no guarantee that this stability in sales for system management and operation will continue in the future; each time a client business undergoes a merger, or bankruptcy, or when a client decides to drastically reexamine its information systems strategies, there is a possibility that it will not renew its contract with the NRI Group.

<3> Capital relationship with Nomura Holdings, Inc., and its affiliates

As of the end of March 2008, Nomura Holdings, Inc., held 37.7% of the voting rights of the Company (including 31.1% of indirectly held voting rights, and of that 21.8% is held by its wholly-owned subsidiary Nomura Asset Management Co., Ltd.). In addition, its affiliated companies such as JAFCO Co., Ltd. held 8.0% of the Company's voting rights.

However, there is no guarantee that the current stability of the percentage of shares held by Nomura Holdings, Inc., and its affiliates will continue in the future.

<4> Hazard risks

Due to the advance of globalization of business activity and widely networked environment, huge and widespread damage may be caused by unexpected events such as disasters and system failures, which strongly require the reinforcement of a crisis management system.

The NRI Group has prepared a contingency plan outlining the emergency response system and action guidelines for when a large-scale disaster occurs. In addition, we are formulating a plan for continuing operations in the event of an emergency. In this connection, we are building a system that will enable operations to be smoothly continued, and establishing a plan for providing the infrastructure necessary to continue operations.

However, there is still a possibility that our management resources such as offices and employees will suffer serious damage when an unexpectedly large-scale disaster occurs. In this case, our business operations may be suspended for a long time, which may cause the NRI Group not being able to continue providing the same level of services as agreed upon with the clients. This may adversely affect our business performance.

(2) Risks Concerning Business Strategy

<1> Dependence on specific business categories and clients

The NRI Group sales showed strong dependence on specific business sectors and clients. For fiscal 2007, the NRI Group's combined sales to the financial services accounted for a little less than 70% of its total sales. Moreover, NRI Group's combined sales to its major clients, Nomura Holdings, Inc., and its subsidiaries, and Seven & i Holdings Co., Ltd., and its subsidiaries, amounted to a little more than 40% of total sales.

The NRI Group sees its greatest defining strengths that set the Group apart from the competition are its business know-how in the financial and other industries and of development and operations of large-scale and cutting-edge high-tech systems. We are working to further strengthen relationships with our major clients through upgrading the dedicated organization to propose IT (information technology) strategies for specific industry sectors as well as our strategic assignment of our personnel to projects for major clients. We also will be proactively working to acquire new clients.

However, it is possible that in the future the NRI Group could experience an enormous impact on business performance if the business environment changed rapidly, which might arise out of changes to the legal system in a specific sector, or if the business circumstances of our major clients changed or they radically reexamine their information systems strategies. There is also a possibility that the NRI Group, against expectations, is unable to secure new clients.

<2> Technological changes in the information services industry

In the information services industry, we have to constantly respond to match market needs that change as information technology evolves.

Acknowledging such a changing business climate, the NRI Group is striving to respond rapidly to technological innovations by being proactively involved in investigation and research of advanced, basic, and developmental IT technologies through implementing a cross-sectional system. However if technological innovations advance in the wide range of areas, and if our response to these changes is delayed, it could adversely affect the NRI Group's business performance.

<3> Human resources

We believe that the specialized expertise of our employees is the foundation of the high-value-added services we provide. Also, hiring and fostering highly specialized human resources and establishing personnel systems and workplace environments that allow these individuals to demonstrate their full potential is necessary to build long-term trusting relationships between the NRI Group and its clients and ultimately enable the Group to achieve medium- to long-term growth.

We at the NRI Group perceive our employees as valuable "human assets," and are dedicated to creating a system that allows us to secure these assets and develop them.

Specifically, to secure these talented specialists we are actively holding employment seminars and internship programs. As part of our strategies for personnel development systems, we offer assistance to and subsidize our employees to obtain various licenses and qualifications and hold many human resources development seminars at a facility dedicated to employee education and training. We are striving to encourage the employees to improve themselves through taking advantage of the NRI Group's in-house certification scheme. In addition, we are committed to building our personnel system and creating the good workplace environment in order to accommodate a wide range of employees with diverse work styles and values, through measures such as expanding our childcare assistance scheme and conducting an internal campaign to encourage employees to reduce their overtime work.

Despite the above efforts, if we fail to secure and develop professionals who can respond to the highly specialized demands of our clients, the NRI Group's performance could be adversely affected. Furthermore, if the workplace conditions worsen and cause employees' mental and physical health to deteriorate, this could possibly lead to a drop in worker productivity and an exodus of personnel.

<4> Investment in software

The NRI Group invests in software to expand its business, including product sales, multi-user system services and outsourcing services. In many cases the software is designed for specific use and it cannot be readily readapted for other applications, which means that careful consideration must be put into when deciding to make such an investment.

At the NRI Group, we exhaustively discuss the legitimacy of each business plan before commencing software development. We also have an internal system whereby regular checks on the plan's progress enable prompt revision to the plan when necessary, both in the development stage and after completion.

However, with this type of software investment, there is never a total guarantee that the initial investment will be recovered and there is a chance of the capital not being recovered and a loss being recorded.

<5> Investment in stocks

With a view to cultivate future business opportunities, the NRI Group invests in various companies as well as the equity of its clients after carefully examining the expected return on investments in order to strengthen business ties.

At the end of March 2008, the NRI Group's stock investments accounted for more than 10% of total assets.

In the event of bankruptcy or business deterioration of a company the Group invests in, the Group may incur an impairment loss or might not be able to recover the amount of its investment. Moreover, the marketable shares have the inherent risk of market price fluctuations due to changes in the economic climate and corporate profitability, which, in turn, could affect the Group's financial position.

(3) Risks Concerning Business Management

<1> Quality

The NRI Group aims to provide clients with high-value-added services by taking advantage of its total capabilities from consulting through to system development and system management and operation by following a basic strategy of "Navigation and Solution," which is to grasp the essence of the client's management objectives, propose strategies to achieve those objectives, and provide measures to bring such strategies to fruition as results, and our clients expect from us a high-quality service.

i. Consulting services

In our consulting services, we are working hard to establish systems that offer high-quality services such as the provision of infrastructure that allows the company-wide sharing of information on the know-how accumulated within the Company. In addition, we are committed to continuing to improve quality in the future through conducting client satisfaction surveys, analyzing results and providing feedback.

However, if we are unable to provide the high-quality service that our clients expect, this may hinder prospects for future business contracts.

ii. System development

Generally, system development projects are undertaken on a contract basis. We are obliged, under such a contract, to complete an information system and deliver it by the specified deadline. However, there may be times that more man-hours are required than initially estimated because of customer's requests for a more advanced and complex system as well as requirement changes made before completion, which may delay the delivery. Even after delivery, more work than expected may be needed to complete the contract, such as carrying out additional improvements on system performance. In particular, long-term projects that take several years to complete have a higher likelihood of being affected by the requirement changes to respond to the changes in both technology and the surrounding environment.

Therefore, in order to deal with these situations, we are making efforts to ensure that project estimate examination before the contract signing as well as project management after the contract signing are done properly by taking various measures such as improving the management abilities of our project managers through training programs, and providing quality management systems based on ISO 9001.* In particular, we have established exclusive examination bodies, such as the system development committee, for projects over a certain size in order to thoroughly review the projects according to their progress right through to when the system is delivered and is in stable operation.

However, in the event that extra costs are incurred, such as an increase in man-hours or performance improvement work conducted after delivery, the project's final profitability may deteriorate. Moreover, if the client's business is harmed because of a delay in delivery or because of faults with the delivered information system, not only may we be liable to pay reparation for loss, it also may be detrimental to the reputation of the NRI Group.

*ISO 9001 is an international standard for quality management systems established by the ISO (International Organization for Standardization).

iii. System management and operation services

The information systems that the NRI Group develops are often important platforms for client business and it is absolutely essential that these systems operate stably after completion.

The NRI Group is making efforts to improve the quality of system management and operation. We are continuously striving to maintain and improve the quality of services we provide, based on the ISO 9001 quality management system, ISMS* and other certification standards.

Still, in cases where stable operation according to the standard agreed to with the client cannot be achieved for reasons including a human error such as neglecting to follow the correct operating procedures, malfunction of the equipments and others, not only may the NRI Group's business performance be adversely affected, it also may be detrimental to the reputation of the NRI Group.

*ISMS refers to the Japan Information Processing Development Corporation (JIPDEC) standard for information security management systems, based on a conformity assessment scheme.

<2> Subcontracting partners

In order to improve productivity and make use of the highly specialized know-how of outside corporations, the NRI Group is outsourcing some business operations to outside corporations. Many of these outsourcing operations are carried out under subcontracting contracts.

i. Good business relationships with subcontractors

In fiscal 2007, our subcontractors were responsible for a little more than 50% of the Group's actual production. It is essential to secure top-level subcontractors and maintain a good business relationship with these subcontracting partners in order to carry out the Group's operation smoothly.

At the NRI Group therefore, we strive to secure superior subcontracting partners by performing corporate screening regularly and searching for new collaborating partners both domestically and overseas. We are also striving to improve productivity and quality of the Group including the subcontracting partners by sharing project risks with our "ePartner contract" companies, who are our major subcontracting partners, and demanding the subcontracting partners to rigorously comply with security and information management.

Our subcontracting partners are not only in Japan, they are also spread out in various overseas locations, especially China. Currently, Chinese companies account more than 10% of subcontracting costs. We are therefore striving to strengthen this system of cooperation by regularly dispatching executives to China to visit the subcontracting partners and check the project status.

In spite of all those efforts, in case we fail to secure superior subcontracting partners or maintain a good business relationship with them, we might not be able to conduct business operations smoothly. Especially in subcontracting to a subcontracting partner overseas, an unexpected event may occur caused by political, economic and social factors in Japan.

ii. Disguised contract work

Disguised contract work is also becoming a social concern in the information services industry as well.

The NRI Group is working hard to thoroughly educate its

employees and our subcontracting partners on contract work. We have prepared a guideline concerning a contract work to familiarize employees with this issue, and we also host meetings to explain our policies to our subcontracting partners.

In spite of all these efforts, if work outside the scope of the contract work is carried out, the NRI Group may lose credibility.

<3> Intellectual property rights

We are witnessing a growing importance of intellectual property rights related to information systems and software, such as patents for business models related to electronic commercial transactions.

With these circumstances in mind, in the development of information systems, the NRI Group is constantly investigating if there is a possibility of breaching another party's patent. Furthermore, through education, training and other measures, we are raising our employee's awareness of intellectual property rights. At the same time, we recognize that intellectual property is an important business resource, so through proactively investing in applications for patents, we are rigorously protecting the intellectual property of the NRI Group.

If, despite the above measures, the product or service of the NRI Group breaches the intellectual property rights of a third party, not only would this potentially make the NRI Group liable for reparation, we may be ordered to stop using an information system, and be forced to stop a service, which could have a major impact on business execution. There is also the possibility that the NRI Group's intellectual property could be breached.

<4> Assets and liabilities related to retirement benefits

The NRI Group has established a defined contribution pension system, a defined contribution pension system, and a retirement allowance system. The allowance for employee retirement benefits will fluctuate according to changes in the amount of retirement benefit obligations and pension plan assets.

Retirement benefit obligations are calculated using a number of assumptions and estimates, such as employment termination trends and discount rates. A change in any of these factors could change the amount.

Meanwhile, the pension plan assets fluctuate depending on the trends in the stock market and with the interest rates. About a little less than 10% of the Group's pension plan assets are specified stocks for the employee retirement benefit trust.

Therefore, the pension plan assets run the risk of fluctuating with the changes in the shares' market prices.

Moreover, if any change in the pension plan is adopted, it could affect the liabilities of the retirement benefit obligations.

(4) Risks Concerning Information Security

With the widespread use of the Internet, the dissemination of information is instantaneous. While such advances in technology have increased the number of users and made life much more convenient, security management has become a major issue in society as a whole, such as full enforcement of the Personal Information Protection Law. In the information services industry, where we are constantly handling clients' confidential data, there is an even greater demand for security.

Being keenly aware of this situation, the NRI Group carries out thorough security management, by putting a cross-sectional management system in place. In addition, we are constantly working hard to maintain an advanced level of security with the introduction of an entry/exit control system, thorough security control of personal computers in the offices, and providing employee training on the protection of personal information. Particularly, in our data centers where we operate our clients' backbone systems, we have introduced stricter entry/exit controls such as X-ray scanning of articles being brought in and out of the facilities.

However, if information leaks occur despite our efforts, it may not only adversely affect our business results, but.also may be detrimental to the reputation of the NRI Group.

Significant Accounting Policies and Estimates

The accompanying financial statements for the NRI Group have been prepared in accordance with generally accepted accounting principles and practices in Japan. The compilation of these financial statements requires certain assumptions and estimates that may influence the assets and liabilities at the end of the fiscal year and the income and expenses during the accounting period. An estimate deemed reasonable from historical experience or circumstances may differ from the actual results when the assumption or a condition changes. The following are major assumptions and estimates used in the application of significant accounting policies that may greatly influence the NRI Group's financial statements.

<1> The percentage-of-completion method

The NRI Group, in principle, has adopted the percentage-of-completion method to recognize revenue from research and consulting projects, and information system development projects.

With our percentage-of-completion method, for each project we determine the cost of sales on an accrual basis, and then calculate the related sales according to the rate of accrued cost on the work in progress (the ratio of actual costs incurred to total estimated cost).

Revenues are recorded regardless of billings to clients, while the corresponding amounts are recorded under accounts receivable including development.

Unlike the completed contracts method, which records revenue in one lump sum at the time of completion or delivery, the percentage-of-completion method has the advantage of lending legitimacy to the profit and loss statement as a fair reflection of the profit/loss during the period in question.

The percentage-of-completion method is adopted on the assumption that the costs of each project, which are the bases for revenue recognition, may be reasonably estimated at the time orders are received and at the end of each month. Since the improvement of our project management structure, we at NRI Group have been accurately estimating costs at the time orders are received and have been appropriately evaluating works in progress. And should a project deviate from the initial estimates to a degree beyond the prescribed limits, the estimates must be revised immediately. Because of these measures, we are confident that such revenues are being recorded with a high level of accuracy.

<2> Accounting method for software

In the amortization of software packages, multi-user system services and outsourcing services, instead of recording subcontracting costs and labor costs for the development of information systems as expenses, these amounts may be recorded under assets for the NRI Group's investments in software or recorded in the software suspense accounts. In such cases, sale of the completed information system to the client or the provision of services generates product sales revenue and system management and operation revenue, which in turn enables the Group to collect its returns on its development investments in the medium to long term.

Based on the above system of recovering investments, the package products are amortized based on the forecasted sales quantity or forecasted of sales revenue with the bottom limit amount set according to the uniform distribution method, based on the remaining valid period of generally three years. Amortization of the software used by the Company to provide customer services as part of multi-user system services is carried out according to the fixed amount method for the usable period, which is a maximum of five years. In addition to the above amortization, in cases where rapid change occurs in a business environment, we may appropriately estimate the amount recoverable and record the loss.

For more details, please refer to "Business and Other Risks, (2) Risks Concerning Business Strategy, <4> Investment in software."

<3> Accounting method for employee retirement benefits

Accounting for employee retirement benefits requires numerous assumptions and estimates, such as employment termination trends, and agreement on certain basic rates, such as the discount rate and the expected rate of return on pension plan assets. In calculating these basic rates, the NRI Group has adopted estimates that are both reasonable and conservative.

The discount rate, which is one of the important basic rates, is reviewed each year by comparing it to the yields on highly safe long-term bonds. For the fiscal year under review, we used the same discount rate as in the previous year, 2.1%.

Actuarial differences occur as a result of discrepancies between the estimated amounts of the expected return on plan assets and the actual return itself and also because of changes in estimated amounts such as the discount rate. Over the last five years, the NRI Group recorded actuarial differences of (favorable differences are denoted in parentheses) (8,077 million yen), 4,037 million yen, (9,344 million yen), 4,789 million yen and 7,940 million yen for the years ended 31st March, 2004, 2005, 2006, 2007, and 2008 respectively. Actuarial differences are proportionally divided, using the straight-line method, over a fixed number of years (15 years) that falls within the average remaining service time of employees when the differences occur, and the resulting amounts are each processed in the fiscal year following the one in which the corresponding difference occurred.

For more details, please refer to "Business and Other Risks, (3) Risks Concerning Business Management <4> Assets and liabilities related to retirement benefits."

<4> Deferred income tax assets

The NRI Group records deferred income tax assets with a reasonable estimate of future taxable income and careful judgment for its collectability. Since future taxable income is estimated from the results of past business performance, there is a possibility of fluctuation in the amount of deferred income tax assets if the estimate of taxable income differs from the actual results due to changes in the business environment.

For further details of deferred income tax assets, please see "Notes to the consolidated financial statements "

Consolidated Financial Statements

Nomura Research Institute, Ltd.

At 31st March, 2007 and 2008 and
for the years ended 31st March, 2006, 2007 and 2008
with Report of Independent Auditors

Nomura Research Institute, Ltd.

Consolidated Financial Statements

31st March, 2006, 2007 and 2008

Contents

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheets of Nomura Research Institute, Ltd. and its consolidated subsidiaries as of 31st March, 2007 and 2008, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years then ended 31st March, 2008, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Research Institute, Ltd. and its consolidated subsidiaries at 31st March, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years then ended 31st March, 2008 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Ernst & Young ShinNihon

20th June, 2008

Nomura Research Institute, Ltd.

Consolidated Balance Sheets

	Millions of yen		*Thousands of U.S. dollars (Note 2)*
	31st March,		31st March,
	2007	2008	2008
Assets			
Current assets:			
Cash and bank deposits *(Note 11)*	¥ 20,941	¥ 17,710	$ 176,764
Short-term investment securities *(Notes 3 and 11)*	112,536	84,988	848,268
Accounts receivable and other receivables *(Notes 5 and 17)*	68,703	79,423	792,724
Inventories	294	160	1,597
Deferred income taxes *(Note 9)*	8,409	6,837	68,240
Other current assets	1,775	1,874	18,705
Allowance for doubtful accounts	(74)	(82)	(818)
Total current assets	212,584	190,910	1,905,480
Property and equipment *(Note 6)*:			
Land	11,292	11,292	112,706
Buildings, net	18,069	29,929	298,722
Machinery and equipment, net	16,305	17,032	169,997
Construction in progress	3,813	–	–
Property and equipment, net	49,479	58,253	581,425
Software and other intangibles	19,652	30,258	302,006
Investment securities *(Notes 3 and 17)*	65,875	46,683	465,945
Investments in affiliates *(Note 3)*	2,873	2,026	20,222
Deferred income taxes *(Note 9)*	572	13,116	130,911
Long-term loans receivable	7,264	7,372	73,580
Other assets *(Notes 7 and 17)*	13,182	13,831	138,048
Allowance for doubtful accounts	(23)	(1)	(10)
Total assets	¥ 371,458	¥ 362,448	$ 3,617,607

	Millions of yen		Thousands of U.S. dollars (Note 2)
	31st March,		31st March,
	2007	2008	2008
Liabilities and Net Assets			
Current liabilities:			
Accounts payable	¥ 33,202	¥ 33,431	$ 333,676
Accrued expenses	20,583	16,629	165,975
Income taxes payable	12,839	12,526	125,022
Other current liabilities	14,115	12,193	121,699
Total current liabilities	80,739	74,779	746,372
Convertible bonds	50,000	49,997	499,022
Allowance for employees' retirement benefits *(Note 8)*	23,352	25,791	257,421
Long-term accrued expenses	–	4,512	45,034
Deferred income taxes *(Note 9)*	1,134	5	50
Commitments and contingent liabilities *(Note 18)*			
Net assets *(Notes 10 and 12)*:			
Shareholders' equity:			
Common stock:			
Authorised – 150,000,000 shares at 31st March, 2007 and 750,000,000 shares at 31st March, 2008			
Issued – 45,000,000 shares at 31st March, 2007 and 225,000,000 shares at 31st March, 2008	18,600	18,600	185,647
Additional paid-in capital	14,800	14,884	148,558
Retained earnings	206,990	225,780	2,253,518
Treasury stock, at cost:			
– 4,291,620 shares at 31st March, 2007 and 25,944,292 shares at 31st March, 2008	(47,157)	(61,161)	(610,450)
Total shareholders' equity	193,233	198,103	1,977,273
Valuation and translation adjustments:			
Unrealised gain on other securities *(Note 3)*	22,194	9,650	96,317
Translation adjustments	499	(997)	(9,951)
Total valuation and translation adjustments	22,693	8,653	86,366
Share subscription rights *(Note 10)*	307	608	6,069
Total net assets	216,233	207,364	2,069,708
Total liabilities and net assets	¥ 371,458	¥ 362,448	$ 3,617,607

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Income

	Millions of yen			Thousands of U.S. dollars (Note 2)
	Year ended 31st March,			Year ended 31st March,
	2006	2007	2008	2008
Sales *(Note 17)*	¥ 285,585	¥ 322,532	¥ 342,289	$ 3,416,399
Cost of sales *(Note 17)*	213,707	234,579	238,537	2,380,847
Gross profit	71,878	87,953	103,752	1,035,552
Selling, general and administrative expenses *(Notes 14, 15 and 17)*	35,409	44,056	51,088	509,911
Operating profit	36,469	43,897	52,664	525,641
Other income (expenses):				
Interest and dividend income *(Note 17)*	1,150	1,556	2,588	25,831
Equity in earnings of affiliates	563	511	144	1,437
Tender offer expense of treasury stock	(82)	–	–	–
Interest expense	(7)	(1)	–	–
Loss on property and equipment	(145)	–	–	–
Gain (loss) on investment securities *(Notes 3, 16 and 17)*	(572)	2,074	2,037	20,331
Provision for transfer of the retirement benefit plan *(Note 8)*	–	–	(9,567)	(95,489)
Bond issuance cost	–	(60)	–	–
Office integration and relocation expenses *(Note 16)*	–	(1,429)	–	–
Other, net	159	196	122	1,219
	1,066	2,847	(4,676)	(46,671)
Income before income taxes	37,535	46,744	47,988	478,970
Provision for income taxes *(Note 9)*:				
Current	19,368	22,148	23,419	233,746
Deferred	(4,351)	(2,423)	(3,589)	(35,822)
	15,017	19,725	19,830	197,924
Net income *(Note 12)*	¥ 22,518	¥ 27,019	¥ 28,158	$ 281,046

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Changes in Net Assets

	Millions of yen									
	Shareholders' equity					Valuation and translation adjustments				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Unrealised gain on other securities	Translation adjustments	Total valuation and translation adjustments	Share subscription rights	Total net assets
Balance at 31st March, 2005	¥ 18,600	¥ 14,800	¥ 170,018	¥ (6)	¥ 203,412	¥ 28,988	¥ (633)	¥ 28,355	¥ –	¥ 231,767
Purchases of treasury stock	–	–	–	(48,528)	(48,528)	–	–	–	–	(48,528)
Disposition of treasury stock	–	–	–	401	401	–	–	–	–	401
Net income	–	–	22,518	–	22,518	–	–	–	–	22,518
Cash dividends paid	–	–	(5,845)	–	(5,845)	–	–	–	–	(5,845)
Loss on disposition of treasury stock	–	–	(21)	–	(21)	–	–	–	–	(21)
Net changes other than in shareholders' equity	–	–	–	–	–	8,381	628	9,009	–	9,009
Balance at 31st March, 2006	18,600	14,800	186,670	(48,133)	171,937	37,369	(5)	37,364	–	209,301
Purchases of treasury stock	–	–	–	(4)	(4)	–	–			(4)
Disposition of treasury stock	–	–	–	980	980	–	–			980
Net income	–	–	27,019	–	27,019	–	–			27,019
Cash dividends paid	–	–	(6,501)	–	(6,501)	–	–			(6,501)
Loss on disposition of treasury stock	–	–	(198)	–	(198)	–	–			(198)
Net changes other than in shareholders' equity	–	–	–	–	–	(15,175)	504	(14,671)	307	(14,364)
Balance at 31st March, 2007	18,600	14,800	206,990	(47,157)	193,233	22,194	499	22,693	307	216,233
Purchases of treasury stock	–	–	–	(15,001)	(15,001)	–	–	–	–	(15,001)
Disposition of treasury stock	–	–	–	997	997	–	–	–	–	997
Net income	–	–	28,158	–	28,158	–	–	–	–	28,158
Cash dividends paid	–	–	(9,368)	–	(9,368)	–	–	–	–	(9,368)
Gain on disposition of treasury stock	–	84	–	–	84	–	–	–	–	84
Net changes other than in shareholders' equity	–	–	–	–	–	(12,544)	(1,496)	(14,040)	301	(13,739)
Balance at 31st March, 2008	¥ 18,600	¥ 14,884	¥ 225,780	¥ (61,161)	¥ 198,103	¥ 9,650	¥ (997)	¥ 8,653	¥ 608	¥ 207,364

	Thousands of U.S. dollars (Note 2)									
	Shareholders' equity					Valuation and translation adjustments				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Unrealised gain on other securities	Translation adjustments	Total valuation and translation adjustments	Share subscription rights	Total net assets
Balance at 31st March, 2007	$ 185,647	$ 147,719	$ 2,065,975	$ (470,675)	$ 1,928,666	$ 221,519	$ 4,981	$ 226,500	$ 3,063	$ 2,158,229
Purchases of treasury stock	–	–	–	(149,726)	(149,726)	–	–	–	–	(149,726)
Disposition of treasury stock	–	–	–	9,951	9,951	–	–	–	–	9,951
Net income	–	–	281,046	–	281,046	–	–	–	–	281,046
Cash dividends paid	–	–	(93,503)	–	(93,503)	–	–	–	–	(93,503)
Gain on disposition of treasury stock	–	839	–	–	839	–	–	–	–	839
Net changes other than in shareholders' equity	–	–	–	–	–	(125,202)	(14,932)	(140,134)	3,006	(137,128)
Balance at 31st March, 2008	$ 185,647	$ 148,558	$ 2,253,518	$ (610,450)	$ 1,977,273	$ 96,317	$ (9,951)	$ 86,366	$ 6,069	$ 2,069,708

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows

	Millions of yen			*Thousands of U.S. dollars (Note 2)*
	Year ended 31st March,			Year ended 31st March,
	2006	2007	2008	2008
Cash flows from operating activities				
Income before income taxes	¥ 37,535	¥ 46,744	¥ 47,988	$ 478,970
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortisation	16,574	19,796	16,517	164,857
Interest and dividend income	(1,150)	(1,556)	(2,588)	(25,831)
Interest expense	7	1	-	-
Loss on property and equipment	145	–	–	–
(Gain) loss on investment securities	572	(2,074)	(2,037)	(20,331)
Changes in operating assets and liabilities:				
Accounts receivable and other receivables, net of advance payments received	894	(11,826)	(10,935)	(109,143)
Allowance for doubtful accounts	(13)	8	8	80
Accounts payable	9,617	3,786	174	1,737
Inventories	(479)	936	134	1,337
Allowance for employees' retirement benefits and welfare pension plan	617	37	2,439	24,344
Other	1,747	4,378	1,745	17,416
Subtotal	66,066	60,230	53,445	533,436
Interest and dividends received	1,188	1,644	2,381	23,765
Interest paid	(7)	(1)	-	-
Income taxes paid	(18,371)	(22,289)	(24,020)	(239,744)
Net cash provided by operating activities	48,876	39,584	31,806	317,457
Cash flows from investing activities				
Payments for time deposits	(6,778)	(7,641)	(7,202)	(71,883)
Proceeds from time deposits	6,523	7,203	6,579	65,665
Increase in short-term investment securities	(18,265)	(30,951)	(40,878)	(408,005)
Proceeds from sales and redemption of short-term investment securities	31,214	33,910	31,000	309,412
Acquisition of property and equipment	(9,800)	(11,686)	(21,381)	(213,405)
Proceeds from sales of property and equipment	473	285	132	1,317
Increase in software and other intangibles	(8,212)	(12,435)	(17,485)	(174,518)
Proceeds from sales of software and other intangibles	60	11	2	20
Increase in investment securities	(11,976)	(343)	(3,461)	(34,544)
Proceeds from sales and redemption of investment securities	34,590	8,673	4,665	46,562
Proceeds from sales of investments in subsidiaries	–	322	–	–
Increase in investments in affiliates	(60)	–	–	–
Proceeds from sales of investments in affiliates	9	1,256	–	–
Increase in long-term loans receivable	–	(7,246)	–	–
Other	76	62	103	1,028
Net cash (used in) provided by investing activities	17,854	(18,580)	(47,926)	(478,351)
Cash flows from financing activities				
Repayment of long-term debt	(840)	(240)	–	–
Proceeds from issuance of convertible bonds	–	50,000	–	–
Proceeds from sales of treasury stock	380	782	824	8,224
Purchases of treasury stock	(48,528)	(4)	(15,001)	(149,726)
Cash dividends paid	(5,841)	(6,497)	(9,360)	(93,422)
Net cash (used in) provided by financing activities	(54,829)	44,041	(23,537)	(234,924)
Effect of exchange rate changes on cash and cash equivalents	174	56	(672)	(6,707)
Net (decrease) increase in cash and cash equivalents	12,075	65,101	(40,329)	(402,525)
Cash and cash equivalents at beginning of period	38,678	50,753	115,854	1,156,343
Cash and cash equivalents at end of period	¥ 50,753	¥ 115,854	¥ 75,525	$ 753,818

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements

31st March, 2008

1. Significant Accounting Policies

Description of Business

Nomura Research Institute, Ltd. (the "Company") is a leading provider in Japan of IT solutions services and consulting services. IT solutions services include the development, installation, operation and management of computer systems and networks, asset management analyses, and information services and sales of related products. Consulting services include conducting research on macroeconomic trends, providing management consulting advice, and rendering system consulting services and information services. Information on the Company's operations by segment is included in Note 20.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan.

Basis of Consolidation

The accompanying consolidated financial statements for the years ended 31st March, 2006, 2007 and 2008 include the accounts of the Company and any significant companies which are controlled directly or indirectly by the Company. All subsidiaries (19, 14 and 16 for the years ended 31st March, 2006, 2007 and 2008, respectively) have been consolidated. The major consolidated subsidiary is Nomura Research Institute America, Inc. Newly established subsidiaries, UBIQLINK, Ltd. and NRI Social Information System Services, Ltd., were included in consolidation for the year ended 31st March, 2008.

All significant intercompany balances and transactions have been eliminated in consolidation.

1. Significant Accounting Policies (continued)

Basis of Consolidation (continued)

The Company's investments in affiliated companies over which it has the ability to exercise significant influence are accounted for by the equity method, and, accordingly, the Company's share of such affiliates' income is included in consolidated income.

Investment in one affiliated company, Nihon Clearing Services Co., Ltd., is accounted for by the equity method for the year ended 31st March, 2008.

Cash Equivalents

Cash equivalents, as presented in the consolidated statements of cash flows, are defined as low-risk, highly liquid, short-term investments maturing within three months from their respective acquisition dates which are readily convertible into cash.

Investment Securities

The Company holds investment securities in its major shareholder, Nomura Holdings, Inc. The Company's investment in Nomura Holdings, Inc. is included in "Investments in affiliates."

The Company and its consolidated subsidiaries determine the appropriate classification of investment securities as either trading, held-to-maturity or other securities based on their holding objectives. Other securities include marketable securities and non-marketable securities.

Securities held for trading purposes are stated at market value and the cost of securities sold is determined by the moving average method.

Held-to-maturity debt securities are carried at amortised cost.

Marketable securities classified as other securities are stated at market value as of the balance sheet date and the cost of securities sold is determined by the moving average method. Unrealised gain or loss on marketable securities classified as other securities is included as a separate component of net assets, net of the applicable taxes. If the fair value of marketable securities classified as other securities declines significantly, such securities are written down to their respective fair value thus establishing a new cost basis and the amount of each write-down is charged to income as an impairment loss unless its fair value is deemed to be recoverable. The Company has established a policy for the recognition of impairment losses under the following conditions:

i) All securities whose fair value has declined by more than 50%, and

ii) Securities whose fair value has declined by more than 30% but less than 50% and for which a recovery to fair value is not deemed probable.

Non-marketable securities classified as other securities are stated at cost and the cost of securities sold is determined by the moving average method.

1. Significant Accounting Policies (continued)

Derivative Financial Instruments

Derivative financial instruments are generally required to be stated at fair value. Interest-rate swaps meet the criteria for special hedge accounting under which interest on the swap agreements is accrued as incurred. Hedge accounting is utilised, although no evaluation of the effectiveness of the interest-rate swaps which meet the above conditions is undertaken, as permitted by the accounting standard for financial instruments.

Inventories

Inventories are stated at cost based on the identified cost method.

Depreciation of Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the related assets. The Company and its domestic consolidated subsidiaries individually estimated the useful lives of a portion of their machinery and equipment by determining when the machinery and equipment can be judged to be significantly obsolete because of advancements in technology. Buildings (excluding structures attached to the buildings) acquired on or after 1st April, 1998 by the Company and its domestic consolidated subsidiaries are depreciated by the straight-line method over their respective estimated useful lives.

Amortisation of Software and Other Intangibles

Development costs of computer software to be sold are amortised based on the estimated volume of sales or the estimated sales revenue with the minimum amortisation amount calculated based on a useful life of three years. Software intended for use by the Company for the purpose of rendering customer services is being amortised over useful lives of up to five years.

Intangible assets other than computer software to be sold and software intended for internal use are amortised by the straight-line method over their respective estimated useful lives.

Allowance for Doubtful Accounts

The allowance for doubtful accounts has been provided based on the Company's and its consolidated subsidiaries' historical experience with respect to write-offs and an estimate of the amount of specific uncollectible accounts.

Retirement and Severance Benefits for Employees

The allowance for employees' retirement benefits has been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employees' pension plan assets. The retirement benefit obligation at transition was fully expensed upon transition. Prior service cost is amortised by the straight-line method over a period which falls within the average remaining years of service (15 years) of the participants in the plan. Actuarial gain or loss is amortised by the straight-line method over a defined period not exceeding the average remaining period of employment (15 years) of the participants in the plan and is recognised as a pension cost.

1. Significant Accounting Policies (continued)

Leases

Where finance leases do not transfer ownership of the leased property to the lessee, the leased property is not capitalised and the related rental and lease expenses are charged to income as incurred.

Revenue Recognition

In principle, revenues arising from research, consulting projects and system development projects are recognised by the percentage-of-completion method and revenues from other projects are recognised when the related services have been rendered.

Research and Development Expenses

Research and development expenses are charged to selling, general and administrative expenses as incurred.

Bond Issuance Cost

Bond issuance cost is expensed upon payment.

Appropriation of Capital Surplus and Retained Earnings

Under the Corporation Law of Japan, the appropriation of capital surplus and retained earnings with respect to a given period is made by resolution of the shareholders at a general meeting or by resolution of the Board of Directors. Appropriations from capital surplus and retained earnings are reflected in the consolidated financial statements applicable to the period in which such resolutions are approved.

Accounting Change

Effective 1st April, 2007, the Company and its domestic consolidated subsidiaries have changed their depreciation method of property and equipment acquired on or after 1st April, 2007 pursuant to the revision of the Corporation Tax Law of Japan. As a result of this change, operating profit and income before income taxes for the year ended 31st March, 2008 decreased by ¥503 million ($5,020 thousand) from the corresponding amounts which would have been recorded under the previous method.

Supplementary Information

(Change of depreciation of fixed assets)

Effective 1st April, 2007, the Company and its domestic consolidated subsidiaries depreciate the residual value of property and equipment acquired prior to 1st April, 2007, to their respective memorandum value over a period of five years by the straight-line method, pursuant to the revision of the Corporation Tax Law. As a result of this change, operating profit and income before income taxes for the year ended 31st March, 2008 decreased by ¥141 million ($1,407 thousand) from the corresponding amounts which would have been recorded under the previous method.

1. Significant Accounting Policies (continued)

Supplementary Information (continued)

(Retirement benefit plan)

The Company had a retirement annuity plan, a lump-sum payment plan and a defined contribution pension plan. On 1st April, 2008, the Company transferred its retirement annuity plan and a portion of lump-sum payment plan to its defined contribution pension plan and defined benefit pension plan. The Company recorded other expenses of ¥9,567 million ($95,489 thousand) for the year ended 31st March, 2008 as a result of the adoption of "Guidance on Accounting for Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan, Guidance No. 1) and "Practical Solution on Accounting for Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan, PITF No. 2).

2. U.S. Dollar Amounts

The Company maintains its books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into dollars at ¥100.19 = U.S.$1.00, the rate of exchange prevailing on 31st March, 2008. The U.S. dollar amounts are included solely for the convenience of the reader and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

3. Investments

The Company did not hold any trading securities or held-to-maturity securities with determinable market value at 31st March, 2007 and 2008.

The following is a summary of the market value information concerning other securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2007 and 2008:

a) Marketable securities classified as other securities

	Millions of yen					
	Acquisition cost		Carrying amount		Unrealised gain (loss)	
	31st March,		31st March,		31st March,	
	2007	2008	2007	2008	2007	2008
Equity securities	¥ 14,118	¥ 13,294	¥ 51,141	¥ 29,638	¥ 37,023	¥ 16,344
Debt securities:						
Government debt securities	17,982	7,992	17,982	7,992	–	–
Corporate debt securities	4,000	5,000	4,000	4,946	–	(54)
	21,982	12,992	21,982	12,938	–	(54)
Other	1,343	1,047	1,646	1,039	303	(8)
Total	¥ 37,443	¥ 27,333	¥ 74,769	¥ 43,615	¥ 37,326	¥ 16,282

3. Investments (continued)

a) Marketable securities classified as other securities (continued)

	Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Unrealised gain (loss)
	31st March, 2008		
Equity securities	$ 132,688	$ 295,818	$ 163,130
Debt securities:			
Government debt securities	79,768	79,768	–
Corporate debt securities	49,905	49,366	(539)
	129,673	129,134	(539)
Other	10,450	10,371	(79)
Total	$ 272,811	$ 435,323	$ 162,512

Investment partnerships, which are valued at market value derived from their components, were included in other.

Proceeds from sales of marketable securities classified as other securities during the years ended 31st March, 2006, 2007 and 2008 were as follows:

	Millions of yen			Thousands of U.S. dollars
	31st March,			31st March,
	2006	2007	2008	2008
Proceeds	¥ 40,013	¥ 2,110	¥ 1,634	$ 16,309
Gross gain	724	2,081	2,655	26,500
Gross loss	(98)	–	–	–

Loss on devaluation of the marketable securities classified as other securities as a result of a permanent decline in value for the years ended 31st March, 2006, 2007 and 2008 was nil, nil and ¥589 million ($5,879 thousand), respectively.

b) Non-marketable securities classified as other securities

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2007	2008	2008
Other securities:			
Equity securities	¥ 15,543	¥ 14,550	$ 145,224
Money management funds	6,565	4,586	45,773
Free financial funds	37,025	14,579	145,514
Cash reserve funds	8,002	10,954	109,332
Commercial paper	38,961	44,876	447,909

Investments in affiliates which are included in equity securities include investments in net assets of affiliated companies accounted for under the equity method totaling ¥418 million and ¥536 million ($5,350 thousand) at 31st March, 2007 and 2008, respectively.

3. Investments (continued)

c) Maturities of debt securities

Maturities of debt securities classified as other securities at 31st March, 2007 and 2008 are summarised as follows:

	Millions of yen		
	31st March, 2007		
	Debt securities		
	Government debt securities	Corporate debt securities	Other
Due within one year	¥ 18,000	¥ 4,000	¥ 39,000

	Millions of yen		
	31st March, 2008		
	Debt securities		
	Government debt securities	Corporate debt securities	Other
Due within one year	¥ 8,000	¥ 2,000	¥ 44,931

	Thousands of U.S. dollars		
	31st March, 2008		
	Debt securities		
	Government debt securities	Corporate debt securities	Other
Due within one year	$ 79,848	$ 19,962	$ 448,458

4. Derivatives

The Company and certain of its consolidated subsidiaries enter into interest-rate swap agreements in order to manage certain risk arising from adverse fluctuation in the interest rates on their bank loans. Interest-rate swaps are used to hedge significant risk arising from fluctuation in the interest rates. No derivative transactions for trading purposes are permitted under the Company's internal regulations. Although the Company and certain of its consolidated subsidiaries are exposed to credit risk in the event of nonperformance by the counterparties, such risk is minimised by selecting counterparties with high credit ratings. Transactions are centrally controlled at the Company, and internal approval is necessary for entering into derivative transactions in accordance with internal approval policies.

The Company had no open derivatives positions at 31st March, 2007 and 2008.

5. Accounts Receivable and Other Receivables

For projects which have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue to be earned from each project has been included in accounts receivable and other receivables in the amounts of ¥17,148 million and ¥18,258 million ($182,234 thousand) at 31st March, 2007 and 2008.

6. Property and Equipment

Property and equipment is summarised as follows:

	Years	*Millions of yen*		*Thousands of U.S. dollars*
	Useful	31st March,		31st March,
	Life	2007	2008	2008
Land		¥ 11,292	¥ 11,292	$ 112,706
Buildings	15 – 50	42,471	56,528	564,208
Machinery and equipment	3 – 15	45,194	48,510	484,180
Construction in progress		3,813	–	–
Accumulated depreciation		(53,291)	(58,077)	(579,669)
Property and equipment, net		¥ 49,479	¥ 58,253	$ 581,425

7. Other Assets

Other assets consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2007	2008	2008
Lease deposits	¥ 10,195	¥ 11,114	$ 110,929
Other	2,987	2,717	27,119
Other assets	¥ 13,182	¥ 13,831	$ 138,048

Other includes golf club memberships.

8. Retirement and Severance Benefits

The Company had a retirement annuity plan, a lump-sum payment plan and a defined contribution pension plan. On 1st April, 2008, the Company transferred its retirement annuity plan and a portion of its lump-sum payment plan to its defined contribution pension plan and the defined benefit pension plan. The Company also has an employee retirement benefit trust. Certain of the Company's domestic consolidated subsidiaries have defined benefit lump-sum payment plans and defined contribution pension plans.

8. Retirement and Severance Benefits (continued)

The following table sets forth the funded and accrued status of the retirement and severance benefit plans and the amounts recognised in the accompanying consolidated balance sheets at 31st March, 2007 and 2008 for the Company's and its consolidated subsidiaries' defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2007	2008 *	2008
Retirement benefit obligation	¥ (74,048)	¥ (54,443)	$ (543,398)
Plan assets at fair value	57,590	30,390	303,324
Unfunded retirement benefit obligation	(16,458)	(24,053)	(240,074)
Unrecognised actuarial gain (loss)	(6,894)	1,183	11,808
Unrecognised prior service cost	–	(2,921)	(29,155)
Unfunded retirement benefit obligation recognised on the balance sheets	¥ (23,352)	¥ (25,791)	$ (257,421)

* Above amount is after revision made to the pension plan as of 1st April, 2008.

Plan assets at fair value include those of the employee retirement benefit trust of ¥10,794 million and ¥7,568 million ($75,536 thousand) at 31st March, 2007 and 2008, respectively.

The Company is in the process of transferring certain pension assets from its defined benefit pension plan to its defined contribution pension plan over a period of four years. The remaining pension asset balance of the defined benefit pension plan as of 31st March, 2008 is included in accrued expenses and long-term accrued expenses.

The amortisation period of prior service cost is 15 years (amortised by the straight-line method over a period which falls within the average remaining years of service of the participants in the plan).

The components of retirement benefit expenses for the years ended 31st March, 2006, 2007 and 2008 are outlined as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2006	2007	2008	2008
Service cost	¥ 4,122	¥ 4,138	¥ 4,675	$ 46,661
Interest cost	1,090	1,199	1,513	15,101
Expected return on plan assets	(492)	(639)	(702)	(7,007)
Recognised actuarial gain	(269)	(892)	(573)	(5,719)
Provision for transfer of the retirement benefit plan	–	–	9,567	95,489
Subtotal	4,451	3,806	14,480	144,525
Other	297	315	338	3,374
Total	¥ 4,748	¥ 4,121	¥ 14,818	$ 147,899

Contributions to the defined contribution pension plan are included in "Other" in the table presented above.

8. Retirement and Severance Benefits (continued)

The assumptions used in accounting for the above plans are summarised as follows:

	31st March,		
	2006	2007	2008
Discount rates at the end of the year	1.9%	2.1%	2.1%
Expected rate of return on plan assets	1.5%	1.5%	1.5%

9. Income Taxes

The significant components of deferred income tax assets and liabilities were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2007	2008	2008
Deferred income tax assets:			
Employees' retirement benefits	¥ 11,639	¥ 15,103	$ 150,744
Depreciation	5,944	6,427	64,148
Accrued bonuses	4,943	4,663	46,542
Other	4,440	3,206	31,998
	26,966	29,399	293,432
Deferred income tax liabilities:			
Unrealised gain on other securities	(15,122)	(6,595)	(65,825)
Special tax-purpose reserve	(3,109)	(1,931)	(19,273)
Undistributed earnings of foreign subsidiaries	(885)	(920)	(9,183)
Other	(3)	(5)	(50)
	(19,119)	(9,451)	(94,331)
Deferred income tax assets, net	¥ 7,847	¥ 19,948	$ 199,101

Income taxes applicable to the Company and its consolidated subsidiaries consisted of corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 40.6 percent for the years ended 31st March, 2006, 2007 and 2008.

The effective tax rates reflected in the accompanying consolidated statements of income differ from the statutory tax rate primarily as a result of the effect of permanently nondeductible expenses; however, such differences were not material for the years ended 31st March, 2006, 2007 and 2008.

10. Net Assets

The Corporation Law of Japan provides that an amount equal to at least 10% of the amount to be disbursed as distributions of capital surplus and retained earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of the common stock account. The legal reserve and the additional paid-in capital account are available for appropriation by resolution of the shareholders. In accordance with the Corporation Law, the Company provides a legal reserve which is included in retained earnings. This reserve amounted to ¥570 million and ¥570 million ($5,689 thousand) at 31st March, 2007 and 2008, respectively.

The total number and periodic changes in the number of shares in issue and the total number and periodic changes in the number of shares of treasury stock for the year ended 31st March, 2008 are summarised as follows:

	31st March, 2008	
	Shares in issue	Treasury stock
Number of shares at beginning of year	45,000,000	4,291,620
Increase in number of shares	180,000,000	22,106,382
Decrease in number of shares	–	453,710
Number of shares at 31st March, 2008	225,000,000	25,944,292

*1 Shares in issue increased by 180,000,000 shares for the year ended 31st March, 2008 due to a five-for-one stock split made by the Company on 1st April, 2007.

*2 The increase of 22,106,382 shares of treasury stock was due to the stock split, which resulted in an increase of 17,166,480 shares, stock repurchases from the open market, which resulted in an increase of 4,939,600 shares, and purchases of odd-lot shares, which resulted in an increase of 302 shares.

The decrease of 453,710 shares of treasury stock was due to the exercise of stock options, which resulted in a decrease of 453,000 shares, and the conversion of a convertible bond with subscription warrants, which resulted in a decrease of 710 shares.

Share subscription rights recorded in the accompanying consolidated balance sheet at 31st March, 2008 relate to the Company's stock option plans described in Note 19.

Unrealised gain on other securities was not available for the payment of cash dividends.

The following appropriations of cash dividends to shareholders of common stock were approved at meetings of the Board of Directors held on 15th May, 2007 and 25th October, 2007, and were paid to shareholders of record as of 31st March, 2007 and 30th September, 2007, respectively, during the year ended 31st March, 2008:

	Millions of yen	*Thousands of U.S. dollars*
Cash dividends approved on 15th May, 2007 (¥22.00 = U.S.$0.22 per share)	¥ 4,478	$ 44,695
Cash dividends approved on 25th October, 2007 (¥24.00 = U.S.$0.24 per share)	4,890	48,808

11. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the accompanying consolidated balance sheets and cash and cash equivalents in the accompanying consolidated statements of cash flows at 31st March, 2007 and 2008 is as follows:

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2007	2008	2008
Cash and bank deposits	¥ 20,941	¥ 17,710	$ 176,764
Short-term investment securities maturing within three months from acquisition date	112,536	84,988	848,268
Time deposits with maturities of more than three months when deposited	(7,641)	(7,202)	(71,883)
Bonds and other investments maturing in more than three months from acquisition date	(9,982)	(19,971)	(199,331)
Cash and cash equivalents	¥ 115,854	¥ 75,525	$ 753,818

There were no significant non-cash transactions for the years ended 31st March, 2006, 2007 and 2008.

NRI Garden Network, Ltd. was excluded from the scope of consolidation as a result of the sale of all its shares of common stock during the year ended 31st March, 2007. Components of assets and liabilities of NRI Garden Network, Ltd., the amount of the sale, and the proceeds from the sale are summarised as follows:

	Millions of yen
	31st March, 2007
Current assets	¥ 579
Noncurrent assets	266
Current liabilities	(199)
Amount of the sale	646
Cash and cash equivalents of the subsidiary	(323)
Proceeds from the sale of the subsidiary	¥ 323

There were no such transactions for the years ended 31st March, 2006 and 2008.

12. Per Share Data

Per share data is summarised as follows:

	Yen					
	31st March,					
	2006		2007		2008	
Earnings per share	¥	519.72	¥	664.77	¥	138.52
Diluted earnings per share		519.31		663.50		138.30

	Yen			
	31st March,			
	2007		2008	
Net assets per share	¥	5,304.20	¥	1,038.68

	U.S. dollars	
	31st March, 2008	
Earnings per share	$	1.38
Diluted earnings per share		1.38
Net assets per share		10.37

* The Company made a five-for-one stock split on 1st April, 2007. Per share information for the year ended 31st March, 2007 with the assumption that this stock split took place at the beginning of the year is summarised as follows:

	Yen	
	31st March, 2007	
Earnings per share	¥	66.39
Diluted earnings per share		66.29
Net assets per share	¥	1,012.63

12. Per Share Data (continued)

The computation of earnings and net assets per share is based on the weighted-average number of shares of common stock outstanding during each year and the number of shares of common stock outstanding at each balance sheet date, respectively.

The computation of earnings per share and diluted earnings per share for the years ended 31st March, 2006, 2007 and 2008 is as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2006	2007	2008	2008
Numerator:				
Earnings	¥ 22,518	¥ 27,019	¥ 28,158	$ 281,046
Earnings not available to common shareholders	–	–	–	–
Earnings available to common shareholders	¥ 22,518	¥ 27,019	¥ 28,158	$ 281,046
Denominator:				
(Weighted-average number of shares of common stock):				
Denominator for earnings per share	43,327,189	40,644,174	203,281,201	203,281,201
Potentially dilutive shares of common stock	34,124	78,101	323,993	323,993
Denominator for diluted earnings per share	43,361,313	40,722,275	203,605,194	203,605,194

12. Per Share Data (continued)

The following potentially issuable shares of common stock would have an antidilutive effect and thus have not been included in the diluted earnings per share calculation for the years ended 31st March, 2006, 2007 and 2008:

	Yen			*U.S. dollars*
	31st March,			31st March,
	2006	2007	2008	2008
a) Share subscription rights to 805 units issued on 27th June, 2002:				
Number of shares reserved for new shares issuable upon exercise of share subscription rights	68,000	65,000	325,000	325,000
Exercise price per share	¥ 17,913	¥ 17,913	¥ 3,583	$ 35.76
Average share price for the exercise period	¥ 12,108.25	¥ 15,905.61	¥ 3,351.45	$ 33.45
b) Convertible bonds issued on 1st December, 2006:				
Number of shares reserved for new shares issuable upon conversion of convertible bonds	–	2,367,424	11,836,410	11,836,410
Conversion price	–	¥ 21,120	¥ 4,224	$ 42.16
Average share price for the conversion	–	¥ 17,662.25	¥ 3,501.71	$ 34.95
c) Share subscription rights to 4,150 units issued on 10th July, 2007:				
Number of shares reserved for new shares issuable upon exercise of share subscription rights	–	–	415,000	415,000
Exercise price per share	–	–	¥ 3,680	$ 36.73
Average share price for the exercise period	–	–	¥ 3,550.90	$ 35.44

12. Per Share Data (continued)

The computation of net assets per share at 31st March, 2007 and 2008 is summarised as follows:

	Millions of yen		*Thousands of U.S dollars*
	31st March,		31st March,
	2007	2008	2008
Numerator:			
Net assets	¥ 216,233	¥ 207,364	$ 2,069,708
Less subscription rights to shares	(307)	(608)	(6,069)
Net assets related to shares of common stock	¥ 215,926	¥ 206,756	$ 2 063,639
Denominator:			
Number of shares of common stock outstanding	40,708,380	199,055,708	199,055,708

13. Leases

1) As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of 31st March, 2007 and 2008, which would have been reflected in the accompanying consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Millions of yen					
	Acquisition costs		Accumulated depreciation		Net book value	
	31st March,		31st March,		31st March,	
	2007	2008	2007	2008	2007	2008
Machinery and equipment	¥ 4,743	¥ 1,509	¥ 3,318	¥ 990	¥ 1,425	¥ 519
Software	42	–	25	–	17	–
Total	¥ 4,785	¥ 1,509	¥ 3,343	¥ 990	¥ 1,442	¥ 519

	Thousands of U.S. dollars		
	Acquisition costs	Accumulated depreciation	Net book value
		31st March, 2008	
Machinery and equipment	$ 15,061	$ 9,881	$ 5,180
Software	–	–	–
Total	$ 15,061	$ 9,881	$ 5,180

13. Leases (continued)

1) As lessee (continued)

Lease payments, depreciation/amortisation and interest expense for these finance leases for the years ended 31st March, 2006, 2007 and 2008 are summarised as follows:

	Millions of yen			Thousands of U.S. dollars
	31st March,			31st March,
	2006	2007	2008	2008
Lease payments	¥ 1,903	¥ 1,235	¥ 805	$ 8,035
Depreciation/amortisation	1,827	1,181	765	7,635
Interest expense	49	36	17	170

Future minimum lease payments for finance leases accounted for as operating leases and noncancelable operating leases subsequent to 31st March, 2007 and 2008 are summarised as follows:

	Millions of yen				Thousands of U.S. dollars	
	Finance leases		Operating leases		Finance leases	Operating leases
	31st March,		31st March,		31st March,	
	2007	2008	2007	2008	2008	
Future minimum lease payments due:						
Within one year	¥ 1,339	¥ 936	¥ 251	¥ 197	$ 9,342	$ 1,966
Thereafter	1,558	1,038	458	248	10,360	2,475
Total	¥ 2,897	¥ 1,974	¥ 709	¥ 445	$ 19,702	$ 4,441

2) As lessor

There were no finance lease transactions for the years ended 31st March, 2006, 2007 and 2008.

Future minimum lease income from subleases accounted for as finance leases and operating leases subsequent to 31st March, 2007 and 2008 is summarised as follows:

	Millions of yen				Thousands of U.S. dollars	
	Subleases*		Operating leases		Subleases*	Operating leases
	31st March,		31st March,		31st March,	
	2007	2008	2007	2008	2008	
Future minimum lease income due:						
Within one year	¥ 1,130	¥ 1,259	¥ 88	¥ 28	$ 12,566	$ 279
Thereafter	2,034	1,637	58	21	16,339	210
Total	¥ 3,164	¥ 2,896	¥ 146	¥ 49	$ 28,905	$ 489

* The corresponding amounts of sublease income have been included in lessees' future minimum lease payments.

14. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses for the years ended 31st March, 2006, 2007 and 2008 are summarised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2006	2007	2008	2008
Personnel expenses	¥ 18,594	¥ 21,778	¥ 24,573	$ 245,264
Rent	3,259	3,582	4,068	40,603
Subcontractor costs	4,600	5,882	9,788	97,694
Other	8,956	12,814	12,659	126,350
Total	¥ 35,409	¥ 44,056	¥ 51,088	$ 509,911

15. Research and Development Expenses

Research and development expenses included in selling, general and administrative expenses for the years ended 31st March, 2006, 2007 and 2008 are summarised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2006	2007	2008	2008
Research and development expenses	¥ 2,502	¥ 2,865	¥ 4,916	$ 49,067

16. Other Income (Expenses)

1) Gain (loss) on investment securities

Loss on investment securities for the year ended 31st March, 2006 consisted of gain on investment securities of ¥724 million and loss on investment securities of ¥1,296 million. Gain on investment securities consisted principally of gain on the sale of shares of Monex Beans Holdings, Inc. Loss on investment securities consisted principally of loss on the devaluation of shares of IY Card Service Co., Ltd., BELL NET CORPORATION and 7dream.com as a result of their decline in value which was deemed permanent and loss on the sale of an investment in OmniTrust Security System, Inc.

Gain on investment securities for the year ended 31st March, 2007 consisted of gain on investment securities of ¥2,081 million and loss on investment securities of ¥7 million. Gain on investment securities consisted principally of gain on the sale of shares of NIWS Co. HQ, Ltd. Loss on investment securities consisted principally of loss on the devaluation of shares of Nippon BS Broadcasting Corporation as a result of their decline in value which was deemed permanent.

16. Other Income (Expenses) (continued)

1) Gain (loss) on investment securities (continued)

Gain on investment securities for the year ended 31st March, 2008 consisted of gain on investment securities of ¥2,655 million ($26,500 thousand) and loss on investment securities of ¥618 million ($6,169 thousand). Gain on investment securities for the year ended 31st March, 2008 consisted principally of gain on the sales of shares of Seven Bank, Ltd., Argo 21 Corporation and NET MARKS, INC. Loss on investment securities consisted principally of loss on the devaluation of shares of AIZAWA SECURITIES CO., LTD. as a result of their decline in value which was deemed permanent.

2) Office integration and relocation expenses

Office integration and relocation expenses for the year ended 31st March, 2007 arose primarily from the integration of certain offices and the relocation to Kiba Center.

3) Provision for transfer of the retirement benefit plan

Provision for transfer of the retirement benefit plan for the year ended 31st March, 2008 arose due to a revision made to the retirement benefit plan.

17. Related Party Transactions

The Company early adopted a new accounting standard entitled "Accounting Standard for Related Party Disclosures" (Accounting Standards Board of Japan, Statement No. 11) and "Guidance on Accounting Standard for Related Party Disclosures" (Accounting Standards Board of Japan, Guidance No. 13) effective the year ended 31st March, 2008. The adoption of this standard did not result in any changes to the scope of disclosure for related party transactions.

17. Related Party Transactions (continued)

Related party transactions for the years ended 31st March, 2006, 2007 and 2008 and the respective balances at 31st March, 2007 and 2008 were as follows:

1) Transactions

Related party	Nature of transaction	*Millions of yen* 31st March, 2006	2007	2008	*Thousands of U.S. dollars* 31st March, 2008
a) Major shareholder:					
Nomura Holdings, Inc.	Sales	¥ 42,380	¥ 88,508	¥ 84,413	$ 842,529
b) Major shareholder's subsidiaries:					
Nomura Securities Co., Ltd.	Sales	28,337	–	–	–
	Sales of investment securities	–	2,101	–	–
	Gain on above sales	–	2,074	–	–
	Payment for tender offer expense of treasury stock	80	–	–	–
	Receipt of payment for convertible bonds	–	50,000	–	–
	Underwriting commission of convertible bonds	–	1,250	–	–
Nomura Trust and Banking Co., Ltd.	Money held in trust related to acquisition of treasury stock	–	–	15,010	149,815
	Charges for acquisition of treasury stock	–	–	5	50
Nomura Facilities, Inc.	Purchases of treasury stock	44,000	–	–	–
c) Directors and principal private shareholders, etc:					
Ken Ohno (Director of the Company and a subsidiary)	Grant of stock options*	–	13	15	150

* These stock options were granted to Mr. Ken Ohno for his position as a director of a subsidiary (which he resigned on 31st August, 2007), and valued based on the fair value of the stock options.

2) Balances

Related party	Nature of transaction	*Millions of yen* 31st March, 2007	2008	*Thousands of U.S. dollars* 31st March, 2008
a) Major shareholder:				
Nomura Holdings, Inc.	Accounts receivable and other receivables	¥ 10,100	¥ 14,262	$ 142,350
b) Directors and principal private shareholders, etc:				
Ken Ohno (Director of the Company and a subsidiary)	Grant of stock options*	6	11	110

* These stock options were granted to Mr. Ken Ohno for his position as a director of a subsidiary (which he resigned on 31st August, 2007), and valued based on the fair value of the stock options.

18. Contingent Liabilities

There were no material contingent liabilities at 31st March, 2007 and 2008.

19. Stock Option Plans

The Company issued the following share subscription rights for the purchase of new shares of common stock in accordance with the former Commercial Code of Japan or the Corporation Law of Japan.

For stock options issued on and after 1st May, 2006, compensation costs are valued based on the fair value of the stock options and recognised in the statement of income in accordance with "Accounting standard for Share-based Payments" (Accounting Standards Board of Japan, Statement No. 8) and "Guidance on Accounting Standard for Shared-based Payments" (Accounting Standards Board of Japan, Guidance No. 11).

For the years ended 31st March, 2007 and 2008, the Company recognised and allocated share-based compensation cost as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2008	2008
Cost of sales	¥ 162	¥ 282	$ 2,815
Selling, general and administrative expenses	145	274	2,734
	¥ 307	¥ 556	$ 5,549

A description of each stock option plan as of 31st March, 2007 is summarised as follows:

	1st stock option plan	2nd stock option plan	3rd stock option plan
Grantee categories and numbers of grantees	31 directors or managing officers of the Company, and 12 directors of its domestic subsidiaries	33 directors or managing officers of the Company, and 11 directors of its domestic subsidiaries	34 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries
Number of shares reserved	80,500	83,000	84,500
Grant date	27th June, 2002	12th August, 2003	24th June, 2004
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercisable period	1st July, 2004 to 30th June, 2007	1st July, 2005 to 30th June, 2008	1st July, 2006 to 30th June, 2009

19. Stock Option Plans (continued)

	4th stock option plan	5th stock option plan	6th stock option plan
Grantee categories and numbers of grantees	32 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries	36 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries	8 directors and 28 managing officers of the Company, and 6 directors of its domestic subsidiaries
Number of shares reserved	81,500	19,100	80,000
Grant date	1st July, 2005	1st July, 2005	11th September, 2006
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercisable period	1st July, 2007 to 30th June, 2010	1st July, 2006 to 30th June, 2007	1st July, 2009 to 30th June, 2013

	7th stock option plan
Grantee categories and numbers of grantees	8 directors and 32 managing officers of the Company, and 6 directors of its domestic subsidiaries
Number of shares reserved	18,900
Grant date	11th September, 2006
Vesting conditions	No vesting conditions
Service period	Not prescribed
Exercisable period	1st July, 2007 to 30th June, 2008

A description of each stock option plan as of 31st March, 2008 is summarised as follows:

	1st stock option plan	2nd stock option plan	3rd stock option plan
Grantee categories and numbers of grantees	31 directors or managing officers of the Company, and 12 directors of its domestic subsidiaries	33 directors or managing officers of the Company, and 11 directors of its domestic subsidiaries	34 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries
Number of shares reserved	402,500	415,000	422,500
Grant date	27th June, 2002	12th August, 2003	24th June, 2004
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercisable period	1st July, 2004 to 30th June, 2007	1st July, 2005 to 30th June, 2008	1st July, 2006 to 30th June, 2009

19. Stock Option Plans (continued)

	4th stock option plan	5th stock option plan	6th stock option plan
Grantee categories and numbers of grantees	32 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries	36 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries	36 directors or managing officers of the Company, and 6 directors of its domestic subsidiaries
Number of shares reserved	407,500	95,500	400,000
Grant date	1st July, 2005	1st July, 2005	11th September, 2006
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercisable period	1st July, 2007 to 30th June, 2010	1st July, 2006 to 30th June, 2007	1st July, 2009 to 30th June, 2013

	7th stock option plan	8th stock option plan	9th stock option plan
Grantee categories and numbers of grantees	40 directors, managing officers or employees of the Company, and 6 directors of its domestic subsidiaries	37 directors, managing officers or employees of the Company, and 6 directors of its domestic subsidiaries	40 directors, managing officers or employees of the Company, and 6 directors of its domestic subsidiaries
Number of shares reserved	94,500	422,500	96,500
Grant date	11th September, 2006	10th July, 2007	10th July, 2007
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercisable period	1st July, 2007 to 30th June, 2008	1st July, 2010 to 30th June, 2014	1st July, 2008 to 30th June, 2009

The Company made a five-for-one stock split on 1st April, 2007.

The following table summarises options activity under the stock option plans referred to above during the year ended 31st March, 2007:

	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Non-vested:							
Beginning of the year	80,500	–	84,500	81,500	19,100	–	–
Granted	–	–	–	–	–	80,000	18,900
Forfeited	(12,500)	–	(3,000)	–	–	–	–
Vested	–	–	(81,500)	–	(19,100)	–	–
End of the year	68,000	–	–	81,500	–	80,000	18,900
Vested:							
Beginning of the year	–	45,300	–	–	–	–	–
Vested	–	–	81,500	–	19,100	–	–
Exercised	–	(26,100)	(45,300)	–	(17,700)	–	–
Forfeited	–	(3,000)	–	–	–	–	–
End of the year	–	16,200	36,200	–	1,400	–	–

As none of the stock option plans have vesting conditions, the numbers of vested options in the above table represent the numbers of options which became exercisable.

19. Stock Option Plans (continued)

The following table summarises options activity under the stock option plans referred to above during the year ended 31st March, 2008:

	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Non-vested:							
Beginning of the year	340,000	–	–	407,500	–	400,000	94,500
Granted	–	–	–	–	–	–	–
Forfeited	–	–	–	–	–	–	–
Vested	–	–	–	–	–	–	(94,500)
End of the year	–	–	–	–	–	400,000	–
Vested:							
Beginning of the year	–	81,000	181,000	–	7,000	–	–
Vested	340,000	–	–	407,500	–	–	94,500
Exercised	–	(58,500)	(139,000)	(167,500)	7,000	–	81,000
Forfeited	(340,000)		–	–	–	–	–
End of the year	–	22,500	42,000	240,000	–	–	13,500

	8th stock option plan	9th stock option plan
Non-vested:		
Beginning of the year	–	–
Granted	422,500	96,500
Forfeited	–	–
Vested	–	–
End of the year	422,500	96,500
Vested:		
Beginning of the year	–	–
Vested	–	–
Exercised	–	–
Forfeited	–	–
End of the year	–	–

As none of the stock option plans have vesting conditions, the numbers of vested options in the above table represent the numbers of options which became exercisable.

Beginning of the year figure has been modified based on the five-for-one stock split on 1st April, 2007.

Price information per option for each stock option plan as of 31st March, 2007 is summarised as follows:

	Yen						
	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Exercise price	¥ 17,913	¥ 10,088	¥ 11,418	¥ 11,594	¥ 1	¥ 16,409	¥ 1
Average price on exercise	–	15,958	17,245	–	15,920	–	–
Fair value on grant date	–	–	–	–	–	4,322	15,733

19. Stock Option Plans (continued)

Price information per option for each stock option plan as of 31st March, 2008 is summarized as follows:

	Yen						
	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Exercise price	¥ 3,583	¥ 2,018	¥ 2,284	¥ 2,319	¥ 1	¥ 3,282	¥ 1
Average price on exercise	–	3,542	3,314	3,467	3,312	–	3,583
Fair value on grant date	–	–	–	–	–	4,322	15,733

	Yen	
	8th stock option plan	9th stock option plan
Exercise price	¥ 3,680	¥ 1
Average price on exercise	–	–
Fair value on grant date	1,030	3,619

	U.S. dollars						
	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Exercise price	$ 35.76	$ 20.14	$ 22.80	$ 23.15	$ 0.01	$ 32.76	$ 0.01
Average price on exercise	–	35.35	33.08	34.60	33.06	–	35.76
Fair value on grant date	–	–	–	–	–	43.14	157.03

	U.S. dollars	
	8th stock option plan	9th stock option plan
Exercise price	$ 36.73	$ 0.01
Average price on exercise	–	–
Fair value on grant date	10.28	36.12

The Company made a five-for-one stock split on 1st April, 2007

To reflect the split that was completed on 1st April, 2007, the respective exercise prices of the stock option plans which were issued before the stock split were adjusted as follows:

	Yen	*U.S. dollars*
	After adjustment	After adjustment
1st stock option plan	¥ 3,583	$ 30.34
2nd stock option plan	2,018	17.09
3rd stock option plan	2,284	19.34
4th stock option plan	2,319	19.64
6th stock option plan	3,282	27.79

Adjustments of exercise prices for the 5th and 7th stock option plans were not required.

19. Stock Option Plans (continued)

Fair value as of the grant date for stock options which were issued during the year ended 31st March, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	6th stock option plan	7th stock option plan
Expected volatility *1	34.2%	29.7%
Expected remaining period *2	4 years and 10 months	1 year and four months
Expected dividend yield *3	¥170 per share	¥170 per share
Risk-free interest rate *4	1.178%	0.556%

*1 Expected volatility is estimated based on the actual stock price in the period from December 2001 to September 2006 for the 6th stock option plan, and in the period from May 2005 to September 2006 for the 7th stock option plan.

*2 As it is difficult to estimate the expected remaining period in a reasonable manner, it is determined to be the period from the grant date to the mid-point of the exercisable period.

*3 Expected dividend yield is the expected annual dividend amount for the year ended 31st March, 2007 as of the date of the grant.

*4 Risk-free interest rate represents the interest rate of governmental bonds whose remaining period corresponds to the expected remaining period of stock options.

Because it is difficult to estimate the forfeited number of stock options for future periods, estimation of the vested number is based upon actual forfeitures in prior periods.

Fair value as of the grant date for stock options which were issued during the year ended 31st March, 2008 was estimated using the Black-Scholes option pricing model with the following assumptions:

	8th stock option plan	9th stock option plan
Expected volatility *1	33.0%	28.9%
Expected remaining period *2	5 years	1 year and six months
Expected dividend yield *3	¥40 per share	¥40 per share
Risk-free interest rate *4	1.548%	0.968%

*1 Expected volatility is estimated based on the actual stock price in the period from July 2002 to July 2007 for the 8th stock option plan, and in the period from January 2006 to July 2007 for the 9th stock option plan.

*2 As it is difficult to estimate the expected remaining period in a reasonable manner, it is determined to be the period from the grant date to the mid-point of the exercisable period.

*3 Expected dividend yield is the expected annual dividend amount for the year ended 31st March, 2008 as of the date of the grant.

*4 Risk-free interest rate represents the interest rate of governmental bonds whose remaining period corresponds to the expected remaining period of stock options.

19. Stock Option Plans (continued)

Because it is difficult to estimate the forfeited number of stock options for future periods, estimation of the vested number is based upon actual forfeitures in prior periods.

On 20th June, 2008, issuance of two types of stock option plans in accordance with the Corporation Law of Japan was approved by resolution of the Board of Directors as follows:

(1) Stock option whose exercisable price is determined based on marketable value

Subscription rights to purchase 417,500 new shares of the Company's common stock are to be granted to the Company's directors, officers, employees who are in positions equivalent to directors or officers, and the directors of its domestic subsidiaries. The subscription rights are exercisable at 105% of the average closing market price of the Company's shares of common stock on the Tokyo Stock Exchange for the month prior to the month in which the subscription rights are issued, or at the closing price on the date of issuance, whichever is higher. These subscription rights are exercisable over a four-year period from 1st July, 2011 to 30th June, 2015.

(2) Stock option whose exercisable price is 1 yen per share

Subscription rights to purchase 95,500 new shares of the Company's common stock are to be granted to the Company's directors, officers, employees who are in positions equivalent to directors or officers, and the directors of its domestic subsidiaries. Each subscription right is exercisable at the cost of 1 yen. These subscription rights are exercisable over one-year period from 1st July, 2009 to 30th June, 2010.

20. Segment Information

Business segments

Business segment information prior to 1st April, 2006 was presented under the following two categories:

- the system solutions services business, which includes developing and managing computer systems, selling software packages and selling computer equipment and related products.
- the consulting/knowledge services business, which includes research services, management consulting services and support services relating to the asset management business.

Effective the year ended 31st March, 2007, the Company revised its business segments to "Consulting services" and "IT solutions services" in order to better reflect its business operations based on similarities of the type and nature of the services rendered. These business segments are summarised as follows:

- the consulting services business, which includes research services, management consulting services (both of which were previously included in the consulting/ knowledge segment) and system consulting services (which was previously included in the system solutions services segment).

20. Segment Information (continued)

Business segments (continued)

- the IT solutions services business, which includes developing and managing computer systems, selling software packages, selling computer equipment and related products (which were previously included in the system solutions services segment), and support services relating to the asset management business (which was previously included in the consulting/knowledge services segment).

Business segment information of the Company and its consolidated subsidiaries for the years ended 31st March, 2006, 2007 and 2008 is summarised as follows. However, in accordance with accounting standards generally accepted in Japan, segment information prior to 1st April, 2006 has not been restated and has instead been presented using the former business segments. In order to keep consistencies in figures, segment information on sales and operating profit, and total assets, depreciation and amortisation and capital expenditures for the year ended 31st March, 2006 has been reclassified and presented based on the new business segments in the latter part of the tables below.

	Millions of yen				
	Year ended 31st March, 2006				
	System solutions services	Consulting/ knowledge services	Total	Eliminations and corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	¥241,001	¥ 44,584	¥285,585	¥ –	¥285,585
Intersegment sales or transfers	3,467	2,525	5,992	(5,992)	–
Total sales	244,468	47,109	291,577	(5,992)	285,585
Operating expenses	213,136	41,951	255,087	(5,971)	249,116
Operating profit	¥ 31,332	¥ 5,158	¥ 36,490	¥ (21)	¥ 36,469
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥127,591	¥25,739	¥153,330	¥158,457	¥311,787
Depreciation and amortisation	13,999	2,597	16,596	(22)	16,574
Capital expenditures	15,498	2,891	18,389	(45)	18,344

	Millions of yen				
	Year ended 31st March, 2007				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	¥ 29,870	¥ 292,662	¥ 322,532	¥ –	¥ 322,532
Intersegment sales or transfers	267	1,389	1,656	(1,656)	–
Total sales	30,137	294,051	324,188	(1,656)	322,532
Operating expenses	25,693	254,598	280,291	(1,656)	278,635
Operating profit	¥ 4,444	¥ 39,453	¥ 43,897	¥ –	¥ 43,897
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 17,024	¥ 148,945	¥ 165,969	¥ 205,489	¥ 371,458
Depreciation and amortisation	257	19,539	19,796	–	19,796
Capital expenditures	820	29,083	29,903	–	29,903

Business segments (continued)

	Millions of yen				
	Year ended 31st March, 2008				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consolidated
I. Sales and operating profit					
Sales to external customers	¥ 30,333	¥ 311,956	¥ 342,289	¥ –	¥ 342,289
Intersegment sales or transfers	394	1,025	1,419	(1,419)	–
Total sales	30,727	312,981	343,708	(1,419)	342,289
Operating expenses	26,588	264,456	291,044	(1,419)	289,625
Operating profit	¥ 4,139	¥ 48,525	¥ 52,664	¥ –	¥ 52,664
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 19,500	¥ 186,593	¥ 206,093	¥ 156,355	¥ 362,448
Depreciation and amortisation	389	16,128	16,517	–	16,517
Capital expenditures	584	35,854	36,438	–	36,438

	Thousands of U.S. dollars				
	Year ended 31st March, 2008				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consolidated
I. Sales and operating profit					
Sales to external customers	$ 302,755	$ 3,113,644	$ 3,416,399	$ –	$ 3,416,399
Intersegment sales or transfers	3,932	10,231	14,163	(14,163)	–
Total sales	306,687	3,123,875	3,430,562	(14,163)	3,416,399
Operating expenses	265,376	2,639,545	2,904,921	(14,163)	2,890,758
Operating profit	$ 41,311	$ 484,330	$ 525,641	$ –	$ 525,641
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	$ 194,630	$ 1,862,392	$ 2,057,022	$ 1,560,585	$ 3,617,607
Depreciation and amortisation	3,883	160,974	164,857	–	164,857
Capital expenditures	5,829	357,860	363,689	–	363,689

As mentioned above, segment information on sales and operating profit, and total assets, depreciation and amortisation and capital expenditures for the year ended 31st March, 2006 has been reclassified using the new business segments as follows:

	Millions of yen				
	Year ended 31st March, 2006				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consolidated
I. Sales and operating profit					
Sales to external customers	¥ 26,293	¥ 259,292	¥ 285,585	¥ –	¥ 285,585
Intersegment sales or transfers	406	1,141	1,547	(1,547)	–
Total sales	26,699	260,433	287,132	(1,547)	285,585
Operating expenses	22,907	227,757	250,664	(1,548)	249,116
Operating profit	¥ 3,792	¥ 32,676	¥ 36,468	¥ 1	¥ 36,469
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 15,968	¥ 128,972	¥ 144,940	¥ 166,847	¥ 311,787
Depreciation and amortisation	393	16,181	16,574	–	16,574
Capital expenditures	292	18,052	18,344	–	18,344

20. Segment Information (continued)

Business segments (continued)

Effective 1st April, 2007, the Company and its domestic consolidated subsidiaries have changed their depreciation method of property and equipment acquired on or after 1st April, 2007 pursuant to the revision of the Corporation Tax Law. As a result of this change, operating expenses in the consulting services segment and IT solutions services segment for the year ended 31st March, 2008 increased by ¥16 million ($160 thousand) and ¥487 million ($4,861 thousand), respectively, and operating profit for these segments decreased by the same amounts compared with the corresponding amounts which would have been recorded under the previous method.

Effective 1st April, 2007, the Company and its domestic consolidated subsidiaries depreciate the residual value of property and equipment acquired prior to 1st April, 2007, to their respective memorandum value over a period of five years by the straight-line method, pursuant to the revision of the Corporation Tax Law. As a result of this change, operating expenses in the consulting services segment and IT solutions services segment for the year ended 31st March, 2008 increased by ¥4 million ($40 thousand) and ¥136 million ($1,357 thousand), respectively, and operating profit for these segments decreased by the same amounts compared with the corresponding amounts which would have been recorded under the previous method.

Geographical segments

Because sales and assets in the domestic segment constituted more than 90% of total sales and assets for the years ended 31st March, 2006, 2007 and 2008, geographical segment information has not been presented.

Overseas sales

Because overseas sales constituted less than 10% of consolidated sales for the years ended 31st March, 2006, 2007 and 2008, no disclosure of overseas sales has been made.

21. Business Combinations

During the year ended 31st March, 2007, the Company merged with its wholly-owned subsidiary, NRI Data Services, Ltd., which was engaged in operating and monitoring information systems and also provided telecommunication system services. This business combination was implemented in order to enhance the Company's management efficiency, contribute to the competitiveness of the Group, strengthen integrated management and enable the Company to respond promptly to its customers' needs. As a result of this transaction, NRI Data Services, Ltd. was discontinued and its business operations were absorbed into the Company. There were no new share issuances nor was there any increase in capital relating to this merger.

21. Business Combinations (continued)

In addition, during the year ended 31st March, 2007, Nomura Research Institute America, Inc., a wholly-owned subsidiary of the Company engaged in research investigation, and development and operation of IT systems, merged with NRI Holding America Inc., NRI Pacific, Inc. and NRI Investment America, Inc. which were also wholly-owned subsidiaries of the Company. This business combination was implemented in order to restructure the Group's business bases in North America and to enhance the Company's management efficiency.

These transactions have been eliminated as intercompany transactions since they were transactions between companies under common control. Therefore, this accounting treatment had no impact on the accompanying consolidated financial statements for the year ended 31st March, 2007.

There were no such transactions for the years ended 31st March, 2006 and 2008.

22. Subsequent Events

1) The following appropriation of cash dividends, which has not been reflected in the accompanying consolidated financial statements for the year ended 31st March, 2008, was approved at a meeting of the Board of Directors held on 13th May, 2008:

	Millions of yen	*Thousands of U.S. dollars*
Cash dividends (¥26.00 = U.S.$0.26 per share)	¥ 5,175	$ 51,652

2) A resolution for the acquisition of treasury stock based on Article 459-1 of the Corporation Law was approved at the Board of Directors' meeting held on 13th May, 2008.

The reasons for the acquisition were to improve capital efficiency and to ensure a flexible capital policy enabling the Company to respond to changes in its business environment. Based on the approval of the resolution, the Company acquired treasury stock during the period from 14th May, 2008 to 13th June, 2008. The details of such acquisition are summarised as follows:

(1) Type of shares acquired: common stock
(2) Total number of shares acquired: 4,645,700
(3) Total acquisition cost: ¥11,869,446,000

[Appendix 1]

Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles

The accompanying consolidated financial statements of the Company have been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in certain material respects. Such differences are discussed below and the discussion addresses only those differences related to the consolidated financial statements. In addition, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the consolidated financial statements.

The significant differences between Japanese GAAP and U.S. GAAP which would affect the determination of consolidated net income and shareholders' equity of the Company are set out below:

1. Leases Capitalized as Assets

Under Japanese GAAP, for finance leases where ownership is not deemed to be transferred from the lessor to the lessee, the lessee may choose not to capitalize lease expenses and may account for the lease in a manner similar to that applicable to operating leases. The Company's policy is to account for finance leases in a manner similar to that for operating leases. However, effective the year ending 31st March, 2009, all finance leases will be required to be capitalized.

U.S. GAAP requires that leases which transfer essentially all the risks and rewards of ownership of the leased assets from the lessor to the lessee be capitalized.

2. Compensated Absences

Under Japanese GAAP, there is no specific accounting standard for compensated absences and a liability for compensated absences is not generally recognized in Japan.

Under U.S. GAAP, an employer accrues a liability for employees' compensation for future absences if certain conditions are met.

3. Stock Option Plans

Under Japanese GAAP, in previous years, no liability and expense were recognized until the subscription rights were exercised. However, for stock options issued on or after 1st May, 2006, compensation costs are valued based on the fair value of stock options and recognized in the statement of income.

Under U.S. GAAP, from the beginning of the annual reporting period that begins after 15th December, 2005, the fair-value-based method applies to all stock options. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that is outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the effective date, based on the grant-date fair value of those awards.

4. Revenue Recognition

Under Japanese GAAP, recognition of software revenue is permitted by various methods including the percentage-of-completion method, the policy followed by the Company.

Under U.S. GAAP, software revenue is recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and no future elements to be delivered are essential to the functionality of the delivered elements, the vendor's fee is fixed or determinable and collectibility is probable.

5. Guarantor's Accounting for Guarantees

Under Japanese GAAP, a guarantor does not recognize a liability for a guarantee in its statement of financial position unless it is probable that payments will be required under that guarantee.

Under U.S. GAAP, at the inception of a guarantee, the guarantor recognizes a liability in its statement of financial position for the fair value of such guarantee issued or modified after 31st December, 2002, even if it is not probable that payments will be required under that guarantee.

[Appendix 2]

SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates (being companies over which the Company holds significant influence with respect to its finances, operations or businesses).

At 31st March, 2008, the Company had 16 subsidiaries, all of which were consolidated subsidiaries.

At the same date, the Company had 1 affiliate, all of which were accounted for by the equity method in the Company's financial statements.

The following table sets forth information on the Company's direct and indirect subsidiaries and affiliate as of 31st March, 2008.

Name	Country	Main Business	Issued Capital (thousands)	Equity held by the Company (%)
Subsidiaries				
NRI Network Communications, Ltd.	Japan	Software development and sales, mainly in the Kansai area	¥450,000	100.0
NRI Learning Network, Ltd.	Japan	Training related to information and telecommunications systems	¥300,000	100.0
NRI SecureTechnologies, Ltd.	Japan	Network security services	¥450,000	100.0
NRI Cyber Patent, Ltd.	Japan	Provide patent and other intellectual property information to subscribers	¥300,000	100.0
NRI WEBrandia, Ltd.	Japan	Web Site development and management	¥200,000	100.0
NRI Workplace Services, Ltd.	Japan	Office and real estate management	¥450,000	100.0
NRI Data i Tech, Ltd.	Japan	Maintaining systems equipment of Nomura Holdings and its subsidiaries and affiliates	¥10,000	100.0
NRI Social Information System Services, Ltd.	Japan	Software development and sales	¥100,000	100.0
Insurance System & Technology, Ltd.	Japan	Software development for non-life insurance industry	¥495,000	100.0
UBIQLINK, Ltd.	Japan	Provide direction navigate services to consumer	¥495,000	100.0
Nomura Research Institute America, Inc.	USA	Research and development and operation of information management systems in the U.S.	U.S.$14,500	100.0
Nomura Research Institute Europe Limited	England	Research and development and operation of information management systems in Europe	£1,350	100.0
Nomura Research Institute Beijing Limited	China	Development and operation of information management systems in China	U.S.$3,000	100.0
Nomura Research Institute Shanghai Limited	China	Consulting in China	U.S.$6,050	100.0

Nomura Research Institute Hong Kong Limited	China	Research and development and operation of information management systems in Asia	HK$16,181	100.0
Nomura Research Institute (Singapore) Private Limited	Singapore	Research and development and operation of information management systems in Asia	Sing$1,400	100.0

Name	Country	Main Business	Issued Capital	Equity held by the Company
			(thousands)	(%)
Affiliate				
Nippon Clearing Services Co., Ltd.	Japan	Back-office services for mid-tier securities companies	¥300,000	40.0

MAJOR SHAREHOLDERS

Shareholders	Number of Shares Owned (thousands)	Ratio of Outstanding Shares (%)
Nomura Asset Management Co., Ltd.	43,387	19.28
Nomura Facilities, Inc.	18,600	8.27
JAFCO Co., Ltd.	15,040	6.68
Japan Trustee Services Bank, Ltd. (Trust Account)	13,347	5.93
Nomura Holdings, Inc.	13,000	5.78
The Master Trust Bank of Japan, Ltd.(Trust Account)	10,219	4.54
NRI Group Employee Stock Ownership Association	4,866	2.16
BBH BOSTON FOR VARIABLE INS PRODUCTS FDIII MID CAP PORTFOLIO	3,095	1.38
TAKAGI SECURITIES CO.,LTD.	2,750	1.22
Seven-Eleven Japan Co., Ltd.	2,150	0.96

*NRI owns 25,944 thousand shares as treasury stock.

NRI Group (As of 31st March, 2008)

Nomura Research Institute, Ltd.
http://www.nri.co.jp

Marunouchi Center
<Marunouchi Kitaguchi Building (Head Office)>
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111

<Nippon Building>
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5533-2111

Kiba Center
<Tower N>
Tower N, 1-5-15 Kiba, Koto-ku,
Tokyo 135-0042, Japan
Tel. +81(3)5533-2111

<Tower S>
Tower S, 1-5-25 Kiba, Koto-ku,
Tokyo 135-0042, Japan
Tel. +81(3)5533-2111

Yokohama Center
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)333-8100

Osaka Center
Aqua Dojima West Tower,
1-4-16 Dojimahama, Kita-ku,
Osaka 530-0004, Japan
Tel. +81(6)4797-2700

Seoul Branch
11th Fl. Youngpoong Bldg.,
33 Seorin-Dong, Chongro-ku,
Seoul, 110-752, Korea
Tel. +82(2)399-5111

Taipei Branch
13th Fl.-E, No.168, Tun-Hwa N. Rd.,
Taipei, Taiwan R.O.C.
Tel. +886(2)2718-7620

Manila Branch
27th Fl. Yuchengco Tower, RCBC Plaza,
6819 Ayala Avenue,
1200 Makati City, Philippines
Tel. +63(2)757-1946

NRI Network Communications, Ltd.
Aqua Dojima West Tower,
1-4-16 Dojimahama, Kita-ku,
Osaka 530-0004, Japan
Tel. +81(6)4797-2800
http://www.nri-net.com

NRI Learning Network, Ltd.
Otemachi Building, 1-6-1 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)3282-1311
http://learningnet.nri.co.jp

NRI Secure Technologies, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5220-2022
http://www.nri-secure.co.jp

NRI Cyber Patent, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5208-1011
http://www.patent.ne.jp

NRI WEBrandia, Ltd.
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5299-4411
http://webrandia.jp

NRI Workplace Services, Ltd.
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)336-8600

NRI Data iTech, Ltd.
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5299-4500
http://www.n-itech.com

NRI Social Information System Services, Ltd.
davinci Nihonbashi-honmachi,
1-9-4 Nihonbashi-honmachi,
Chuo-ku, Tokyo 103-0023, Japan
Tel. +81(3)6660-9766
http://www.nri-social.co.jp

Insurance System & Technology, Ltd.
CN-2 Building, 2-8-3 Kiba,
Koto-ku, Tokyo 135-0042, Japan
Tel. +81(3)5639-1455
http://www.instechno.co.jp

UBIQLINK, Ltd.
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)333-1860
http://www.ubiqlink.co.jp

Nomura Research Institute America, Inc.
2 World Financial Center,
Building B, 19F.
New York, NY 10281-1198, U.S.A.
Tel. +1(212)667-1670

NRI Pacific
1400 Fashion Island Blvd., #1010,
San Mateo, CA 94404, U.S.A.
Tel. +1(650)638-7250

Nomura Research Institute Europe Limited
Nomura House,
1 St. Martin's-le-Grand,
London EC1A 4NP, England
Tel. +44(20)7521-2000

Nomura Research Institute (Beijing), Ltd.
603 Raycom Infotech Park Tower A,
2 Kexueyuan-Nanlu, Haidian District,
Beijing 100190, China
Tel. +86(10)8286-1555

Shanghai Branch
Unit B 24th Fl., Pufa Tower,
588 South Pudong Road,
Shanghai 200120, China
Tel. +86(21)5840-3500

Nomura Research Institute Shanghai Limited
Huaihai Plaza, 9th Floor,
No.1045 Huaihai Zhong Road,
Shanghai 200031, China
Tel. +86(21)5465-9980

Beijing Office
608 Raycom Infotech Park Tower A,
2 Kexueyuan-Nanlu, Haidian District,
Beijing 100190, China
Tel. +86(10)6250-9868

Nomura Research Institute Hong Kong Limited
30th Fl. Two International Finance Centre,
8 Finance Street,
Central, Hong Kong
Tel. +852(2536)1900

Nomura Research Institute (Singapore) Private Limited
6 Battery Rd. #36-01,
Singapore 049909, Singapore
Tel. +65(6225)8441

NRI Overseas Network


Nomura Research Institute (Beijing), Ltd.
Nomura Research Institute Europe Limited
Nomura Research Institute Shanghai Limited Beijing Office
Nomura Research Institute Shanghai Limited
Nomura Research Institute America, Inc.
NRI Pacific
Nomura Research Institute (Beijing), Ltd. Shanghai Branch
Seoul Branch
Taipei Branch
Nomura Research Institute Hong Kong Limited
Manila Branch
Nomura Research Institute (Singapore) Private Limited

Corporate Data (As of 31st March, 2008)

Corporate Outline

Name
Nomura Research Institute, Ltd.
Head office address
Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111
Capital
JPY18,600,000,000
Number of employees
4,714 (5,711 in the entire NRI Group)

Breakdown of Shares by Shareholder Category


Companies incorporated in other countries: 20.1%
Private individuals and "other" shareholders: 7.5%
Financial institutions: 17.6%
NRI: 11.5%
Securities firms: 1.6%
Companies incorporated in Japan: 41.6%

Major Shareholders

Shareholders	Number of shares held (thousands)	Percentage of shares held (%)
Nomura Asset Management Co., Ltd.	43,387	19.28
Nomura Facilities, Inc.	18,600	8.27
JAFCO Co., Ltd.	15,040	6.68
Japan Trustee Services Bank, Ltd, (Trust Account)	13,347	5.93
Nomura Holdings, Inc.	13,000	5.78
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,219	4.54
NRI Group Employee Stock Ownership Association	4,866	2.16
BBH BOSTON FOR VARIABLE INS PRODUCTS FD Ⅲ MID CAP PORTFOLIO	3,095	1.38
TAKAGI SECURITIES CO., LTD.	2,750	1.22
Seven-Eleven Japan Co., Ltd.	2,150	0.96

Note: NRI owns 25,944 thousands shares of the treasury stock, but the figure is excluded shares above mentioned.

Stock Data

Total number of issuable shares	750,000,000
Total number of issued shares	225,000,000
Number of shareholders	16,330

Shareholder Information

Fiscal year	1st April to 31st March of the following year
Ordinary general meeting of shareholders	Every June
Custodian of shareholder register	Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo, Japan
Transfer agent **(address for inquiries and posts)**	Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo, Japan Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081 Tel: 0120-232-711 (toll-free)
Transfer agent's handling office	All branch offices of Mitsubishi UFJ Trust and Banking and all offices (head and branch) of Nomura Securities, nationwide To request forms concerning shares, please contact the custodian of the shareholder register toll free in Japan or go to the website. Toll-free: 0120-244-479 (Securities Agent Department in head office) 0120-684-479 (Securities Agent Department in Osaka office) Website: http://www.tr.mufg.jp/daikou/
Unit of share sales	100 shares
Method of public notice	Electronic notification (However, if electronic notification is not possible due to an accident or other unavoidable circumstances, notice will be published in the *Nihon Keizai Shimbun* newspaper.) The Company's website: http://www.nri.co.jp/

Stock Performance


Share Prices (yen)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
2007.4
2007.5
2007.6
2007.7
2007.8
2007.9
2007.10
2007.11
2007.12
2008.1
2008.2
2008.3
Trading Volume (thousands of shares)
15,000
10,000
5,000
0

Inquiries: IR Department Nomura Research Institute, Ltd. E-mail: ir@nri.co.jp

Nomura Research Institute, Ltd.

Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111
http://www.nri.co.jp/

END

Printed in Japan